Filed by AngloGold Ashanti Limited
This communication is filed pursuant to
Rule 425 under the United States Securities Act of 1933
Subject Company: AngloGold Ashanti Limited
Commission File Number: 333-272867
Date: July 7, 2023

Set forth below is the pre-listing statement, distributed to AngloGold Ashanti Limited shareholders on July 7, 2023, prepared in accordance with the JSE Listing Requirements.

ELECTRONIC TRANSMISSION DISCLAIMER

STRICTLY NOT TO BE FORWARDED TO ANY OTHER PERSONS

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION OR REQUIRE NEWCO (AS DEFINED BELOW) TO TAKE ANY FURTHER ACTION.

THE RELEASE, PUBLICATION OR DISTRIBUTION OF THIS PRE-LISTING STATEMENT (AS DEFINED BELOW) IN CERTAIN JURISDICTIONS MAY BE RESTRICTED BY LAW AND THEREFORE PERSONS IN ANY SUCH JURISDICTIONS INTO WHICH THIS PRE-LISTING STATEMENT IS RELEASED, PUBLISHED OR DISTRIBUTED SHOULD INFORM THEMSELVES ABOUT AND OBSERVE SUCH RESTRICTIONS. ANY FAILURE TO COMPLY WITH THE APPLICABLE RESTRICTIONS MAY CONSTITUTE A VIOLATION OF THE SECURITIES LAWS OF ANY SUCH JURISDICTION. THIS PRE-LISTING STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR ISSUE, OR THE SOLICITATION OF AN OFFER TO PURCHASE OR TO SUBSCRIBE FOR SHARES OR OTHER SECURITIES OR A SOLICITATION OF ANY VOTE OR APPROVAL IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL.

AN OFFER OF SECURITIES IN THE UNITED STATES PURSUANT TO A BUSINESS COMBINATION TRANSACTION WILL ONLY BE MADE, AS MAY BE REQUIRED, THROUGH A PROSPECTUS WHICH IS PART OF AN EFFECTIVE REGISTRATION STATEMENT FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”). IN CONNECTION WITH THE REORGANISATION, A REGISTRATION STATEMENT ON FORM F-4 UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, (THE “SECURITIES ACT”) HAS BEEN FILED WITH THE SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, AS WELL AS OTHER DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. COPIES OF ALL DOCUMENTS FILED WITH THE SEC REGARDING THE REORGANISATION AND DOCUMENTS INCORPORATED BY REFERENCE MAY BE OBTAINED AT THE SEC’S WEBSITE AT HTTPS://WWW.SEC.GOV. IN ADDITION, THE EFFECTIVE REGISTRATION STATEMENT ON FORM F-4 WILL BE MADE AVAILABLE FOR FREE TO SHAREHOLDERS.

THE JSE LISTINGS REQUIREMENTS AND OTHER SOUTH AFRICAN REGULATIONS GOVERNING THE PREPARATION AND DISSEMINATION OF FINANCIAL STATEMENTS DIFFER FROM STANDARDS AND REGULATIONS IN OTHER JURISDICTIONS, INCLUDING THE UNITED STATES OF AMERICA, WHICH MAY RESULT IN DIFFERENCES IN THE PRESENTATION OF THE FINANCIAL STATEMENTS BETWEEN JURISDICTIONS.

ANY FORWARDING, REDISTRIBUTION OR REPRODUCTION OF THE DOCUMENT IN WHOLE OR IN PART IS UNAUTHORISED. FAILURE TO COMPLY WITH THIS DIRECTIVE MAY RESULT IN A VIOLATION OF THE APPLICABLE LAWS OF APPLICABLE JURISDICTIONS. IF YOU HAVE GAINED ACCESS TO THIS TRANSMISSION CONTRARY TO ANY OF THE FOREGOING RESTRICTIONS, YOU ARE NOT AUTHORISED AND WILL NOT BE ABLE TO ACQUIRE ANY OF THE SECURITIES DESCRIBED IN THE DOCUMENT.

IMPORTANT: You must read the following disclaimer before continuing. This electronic transmission disclaimer applies to the Pre-listing Statement and you are advised to read this disclaimer carefully before reading, accessing or making any other use of this Pre-listing Statement. In accessing this electronic transmission and the Pre-listing Statement, you agree to be bound by the following terms and conditions (in addition to, and without derogating from, the terms and conditions set out in the Pre-listing Statement), including any modifications to them from time to time, each time you receive any information as a result of such access.

You acknowledge that this electronic transmission and the delivery of the Pre-listing Statement is confidential and is intended for you only and you agree that you will not forward, reproduce, copy or publish this electronic transmission or the Pre-listing Statement (in whole or in part) to any other person. NewCo (as defined below) has taken no action to authorise any distribution, copying, reproduction (electronically or otherwise) of this electronic transmission or the Pre-listing Statement in whole or in part to any person in any jurisdiction.

These materials are not for distribution, directly or indirectly, in or into Canada or Japan

Neither this electronic transmission nor the Pre-listing Statement is an offer or an invitation to the public to subscribe for, or acquire, the NewCo Ordinary Shares (as defined below), and the Pre-listing Statement is issued in compliance with the JSE Listings Requirements (as defined below) for the purpose of providing information to selected persons in South Africa (as defined below) and in other jurisdictions with regard to AngloGold Ashanti plc (“NewCo”).

Nothing in this electronic transmission or the Pre-listing Statement constitutes an offer of securities for sale or subscription in the United States or in any other jurisdiction where it is unlawful to do so. In the United States, the NewCo Ordinary Shares to be issued in connection with the Reorganisation will be registered with the SEC on a registration statement on Form F-4 under the Securities Act. This document is available at https://www.sec.gov.

This Pre-listing Statement does not constitute an offer document or an offer of transferable securities to the public in the U.K. to which Section 85 of the Financial Services and Markets Act 2000 of the U.K. (“FSMA”) applies and should not be considered as a recommendation that any person should subscribe for or purchase any of the NewCo Ordinary Shares. The NewCo Ordinary Shares will not be offered or sold to any person in the U.K. except in circumstances which have not resulted and will not result in an offer to the public in the U.K. in contravention of Section 85(1) of FSMA. This Pre-listing Statement is not being distributed by, nor has it been approved for the purposes of Section 21 of FSMA by, a person authorised under FSMA. The Pre-listing Statement is being communicated only to: (i) persons outside the United Kingdom; (ii) persons who are investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “FPO”); or (c) high net worth companies, unincorporated associations and other bodies within the categories described in Article 49(2)(a) to (d) of the FPO (together “relevant persons”). The NewCo Ordinary Shares are available only to, and any invitation, offer or agreement to purchase will be engaged in only with, relevant persons who are AGA Shareholders as at the Reorganisation Consideration Record Date. No part of the Pre-listing Statement should be published, reproduced, distributed or otherwise made available in whole or in part to any other person without the prior written consent of NewCo.

In relation to each Member State of the European Economic Area (each a “Member State”), an offer of NewCo Ordinary Shares may not be made to the public in that Member State except that an offer to the public in that Member State of any NewCo Ordinary Shares may be made at any time under the following exemptions under the Prospectus Regulation: (i) to any legal entity which is a qualified investor as defined under the Prospectus Regulation; (ii) to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of NewCo for any such offer; or (iii) in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of NewCo Ordinary Shares shall result in a requirement for NewCo to publish a prospectus pursuant to Article 3 of the Prospectus Regulation. For the purposes of this paragraph, the expression an “offer to the public” in relation to any NewCo Ordinary Shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any NewCo Ordinary Shares to be offered so as to enable an investor to decide to purchase or subscribe for any NewCo Ordinary Shares and the expression “Prospectus Regulation” means the EU Prospectus Regulation (Regulation 2017/1129).

The Pre-listing Statement is only being made available to AGA Shareholders and the NewCo Ordinary Shares which will be issued as part of the Reorganisation will only be issued to, and be capable of being received by, Scheme Participants (as defined below). The Pre-listing Statement does not constitute an offer for the sale of or subscription for, or the advertisement or the solicitation of an offer to buy and/or to subscribe for, NewCo Ordinary Shares to the public as defined in the Companies Act (as defined below) and will not be distributed to any person in South Africa in any manner that could be construed as an offer to the public in terms of the Companies Act. Should any person who is not an AGA Shareholder receive the Pre-listing Statement, they will not be entitled to acquire any NewCo Ordinary Shares or otherwise act thereon. The Pre-listing Statement does not, nor is it intended to, constitute a prospectus prepared and registered under the Companies Act. Accordingly, this Pre-listing Statement does not comply with the substance and form requirements for prospectuses set out in the Companies Act and the Companies Regulations of 2011(as amended or restated from time to time) and has not been approved by, and/or registered with, the Companies and Intellectual Property Commission. The JSE has approved the Pre-listing Statement. Information made available in this Pre-listing Statement should not be considered as “advice” as defined in the South African Financial Advisory and Intermediary Services Act No 37 of 2002 (as amended or restated from time to time), and nothing in the Pre-listing Statement should be construed as constituting the canvassing for, or marketing or advertising of, financial services in South Africa.

The Pre-listing Statement is not a disclosure document for the purposes of Chapter 6D of the Australian Corporations Act 2001 (Cth) (the “Corporations Act”) and does not purport to include the information required of a disclosure document under Chapter 6D of the Corporations Act. It has not been approved by any Australian regulatory authority, such as the Australian Securities and Investments Commission (the “ASIC”) and has not been lodged with ASIC. NewCo Ordinary Shares which will be issued as part of the Reorganisation to Australian resident Scheme Participants (as defined below) will be issued in reliance on exemptions in the Corporations Act and ASIC Legislative Instrument 2015/358 (as in respect of the Scheme, it will occur under a foreign compromise or arrangement that is made in accordance with laws in force in South Africa, being an eligible foreign country). Australian resident Scheme Participants are advised to exercise caution in relation to the proposal set out in the Pre-listing Statement. Australian resident Scheme Participants should obtain independent professional advice if they have any queries or concerns about any of the contents or subject matter of the Pre-Listing Statement.

If the Pre-listing Statement has been sent to you in an electronic form, you are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission, and consequently NewCo, the Sponsors, Financial Advisers, Legal Advisers, Tax Adviser and Independent Reporting Accountant, whose report and/or names are included in the Pre-listing Statement (collectively, the “Transaction Advisers”), any person who controls NewCo or the Transaction Advisers, any director, officer, employee or agent of any of them or any affiliate of any such person does not accept, and will not assume, any liability or responsibility whatsoever in respect of any difference between the Pre-listing Statement distributed to you in electronic format and the hard copy version of the Pre-listing Statement. If verification is required, please request a hard copy of the Pre-listing Statement. You are responsible for protecting against viruses, the unauthorised interception and other threats and destructive items. Your receipt of this electronic transmission or the Pre-listing Statement via electronic communication is at your own risk and it is your responsibility to take precautions to ensure that it is free from viruses and other items of a destructive nature.

CONFIRMATION OF YOUR REPRESENTATION: This electronic transmission and the Pre-listing Statement are delivered to you on the basis that you are deemed to have consented to delivery by electronic transmission of the Pre-listing Statement and deemed to have warranted and represented to NewCo and the Transaction Advisers that: (i) you are an AGA Shareholder and (ii) you are a person into whose possession this electronic transmission and the Pre-listing Statement may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located, or to which you are subject.

You may not, nor are you authorised to, deliver this electronic transmission or the Pre-listing Statement, electronically or otherwise, to any other person. By accepting electronic delivery of this document, you are deemed to have represented to NewCo and the Transaction Advisers that (i) you are acting on behalf of a person, or you are acting in an “offshore transaction” as defined in, and in reliance on, Regulation S under the Securities Act; (ii) you are an AGA Shareholder; and (iii) if you are outside South Africa, the electronic mail address that you gave us and to which the document has been delivered is not located in Canada or Japan and you are a person into whose possession this document may lawfully be delivered in accordance with the laws of the jurisdiction in which you are located.

None of the Transaction Advisers or any of their respective affiliates, or any of their respective directors, officers, employees or agents accepts any responsibility whatsoever for the contents of the Pre-listing Statement or for any statement made or purported to be made by it, or on its behalf, in connection with NewCo or the NewCo Ordinary Shares. The Transaction Advisers and any of their respective affiliates and their respective directors, officers, employees and agents accordingly disclaim all and any liability whether arising in tort, delict, contract, or otherwise which they might otherwise have in respect of such document or any such statement.

No representation or warranty express or implied, is made by any of the Transaction Advisers or any of their respective affiliates or their respective directors, officers, employees and agents as to the accuracy, completeness, reasonableness or sufficiency of the information set out in this Pre-listing Statement. Thus, in addition to considering the contents of this Pre-listing Statement in full, each AGA Shareholder is advised to seek appropriate professional advice, conduct its own research and consider all relevant factors in light of their individual circumstances in relation to any decision with respect to the Reorganisation and the acquisition of NewCo Ordinary Shares and/or the information contained in this Pre-listing Statement.

The Transaction Advisers are acting exclusively for NewCo and/or AGA (as the case may be) and no one else in connection with the Reorganisation and the issue by NewCo of the NewCo Ordinary Shares in terms thereof. Each Transaction Adviser will not regard any other person (whether or not a recipient of the Pre-listing Statement) as its client in relation to the Reorganisation and/ or the acquisition of any NewCo Ordinary Shares by a Scheme Participant and will not be responsible to anyone other than NewCo for providing the protections afforded to its clients nor for giving advice in relation to the acquisition of the NewCo Ordinary Shares or any transaction or arrangement referred to herein.

FAILURE TO COMPLY WITH THIS ELECTRONIC TRANSMISSION MAY RESULT IN THE VIOLATION OF THE APPLICABLE SECURITIES LAWS OR REGULATIONS OF CERTAIN JURISDICTIONS. IF YOU HAVE GAINED ACCESS TO THIS ELECTRONIC TRANSMISSION OR THE PRE-LISTING STATEMENT CONTRARY TO ANY OF THE FOREGOING RESTRICTIONS, YOU ARE NOT AUTHORISED AND WILL NOT BE ABLE TO ACQUIRE ANY OF THE SECURITIES DESCRIBED IN THE PRE-LISTING STATEMENT.

AngloGold Ashanti plc
(previously known as AngloGold Ashanti (UK) Limited)
(Incorporated in England and Wales)
Registration No. 14654651
Ordinary share code: ANG GB00BRXH2664
LEI No.: 2138005YDSA7A82RNU96
(“NewCo” or the “Company”)

PRE-LISTING STATEMENT

This Pre-listing Statement:

●	is issued in compliance with the JSE Listings Requirements for a listing by way of an introduction;

●
has been prepared on the assumption that the shareholders’ resolutions proposed in the notice of the Shareholders’ Meeting, forming part of the Circular to which this Pre-listing Statement is enclosed, will be passed at the Shareholders’ Meeting of the AGA Shareholders and the Reorganisation shall become effective and be implemented; and

●
should be read in conjunction with the Circular (to which this Pre-listing Statement is enclosed) detailing the Reorganisation together with the Form F-4 (which is available for inspection in terms of the Circular) relating to the registration of the NewCo Ordinary Shares with the U.S. Securities and Exchange Commission (the “SEC”).

The interpretation clause and the definitions set out in the section headed “Definitions and Interpretation” commencing on page 17 of this Pre-listing Statement apply, unless the context clearly indicates otherwise, throughout this Pre-listing Statement, including this cover page, except where the context indicates a contrary intention.

On 12 May 2023, AGA announced the Reorganisation, pursuant to which NewCo was incorporated and a proposal was made to implement 3 (three) sequential, separate and fully inter-conditional steps. The expected steps consist of:

●
the Spin-Off, in terms of which a distribution in specie will be effected by AGA to the AGA Shareholders recorded in the AGA Register as at the Reorganisation Consideration Record Date, pursuant to which AGA will direct NewCo, its wholly-owned Subsidiary at that time, to issue 46,000 (forty six thousand) NewCo Ordinary Shares to such AGA Shareholders on a pro rata basis, with the aggregate subscription price of USD 46,000 (forty six thousand United States Dollars) paid by AGA resulting in NewCo ceasing to be a Subsidiary of AGA;

●
the AGAH Sale, in terms of which NewCo has made an irrevocable offer to AGA to purchase 100% (one hundred percent) of the issued shares in AGAH. It is the present, non-binding intention of AGA to accept the Irrevocable Offer to Purchase. The AGAH Sale, if completed, will constitute a disposal of all or a greater part of the assets or undertaking of AGA subject to approval under Chapter 5 of the Companies Act in terms of Section 112 and Section 115 of the Companies Act; and

●
the Scheme, being a scheme of arrangement in terms of Section 114(1) read with Section 115 of the Companies Act between AGA and the AGA Shareholders, proposed by the AGA Board whereby NewCo will acquire all of the issued AGA Ordinary Shares from the AGA Shareholders in consideration for the right and obligation to receive, ipso facto and without any action on the part of such AGA Shareholders, the respective pro rata portions of the Scheme Consideration Shares.

The implementation of the Reorganisation is subject to the fulfilment or waiver (to the extent permitted by applicable law and the Implementation Agreement), as the case may be, of the Reorganisation Conditions including, amongst others, approval of the AGAH Sale and the Scheme by the AGA Shareholders in terms of the AGAH Sale Special Resolution and the Scheme Special Resolution respectively. If all of the Reorganisation Conditions are not fulfilled or fulfilment is not waived (to the extent permitted by applicable law and the Implementation Agreement), as the case may be by the Longstop Date, the Reorganisation will not be implemented, and the AGA Shareholders and AGA ADS Holders will retain their AGA Ordinary Shares and AGA ADSs, respectively.

This Pre-listing Statement has been prepared on the assumption that both the AGAH Sale Special Resolution and the Scheme Special Resolution, shall have been passed at the Shareholders Meeting and that the Reorganisation shall have become effective and have been implemented; and accordingly, all disclosures in respect of NewCo are prepared on the basis that NewCo will have acquired all of the issued ordinary shares in both AGA and AGAH.

Upon completion of the Reorganisation NewCo will be the listed parent company of the Group and each of AGA and AGAH will be a direct, wholly-owned subsidiary of NewCo. In this regard, as AGA has been listed on the Main Board of the JSE since 1998, and, as this Pre-listing Statement is addressed exclusively to the AGA Shareholders, the majority of information required to be disclosed in this Pre-listing Statement is already in the public domain and is already known to the AGA Shareholders. Accordingly, this Pre-listing Statement does, where possible, incorporate the required information by reference to the relevant public documents in which the applicable information regarding AGA may be located.

The NewCo Ordinary Shares are not currently listed on any securities exchange. If the Reorganisation becomes unconditional and is implemented:

●
the NewCo Ordinary Shares will have a primary listing on the NYSE and secondary inward listings on the JSE under the ticker symbol “ANG” and ISIN No. GB00BRXH2664 and on the A2X, and a secondary listing on the GhSE; and

●	the AGA Shares currently listed on the JSE under the ticker symbol “ANG” will be delisted from the Main Board of the JSE.

As a result of the Reorganisation, each Scheme Participant will beneficially own one NewCo Ordinary Share for each AGA Share held on the Reorganisation Consideration Record Date, and the existing AGA Shareholders will hold the same percentage of NewCo Ordinary Shares as they held of AGA Ordinary Shares on the Reorganisation Consideration Record Date (subject to any adjustments to reflect the exercise of Appraisal Rights as contemplated in paragraph 14 (Dissenting AGA Shareholders’ Appraisal Rights)). NewCo will have sufficient authority to allot and issue the Spin-Off Shares and the Scheme Consideration Shares to the Scheme Participants.

The issue of the NewCo Ordinary Shares pursuant to the Scheme to the Scheme Participants, as contemplated by and in terms of the Circular as read with this Pre-listing Statement, is governed by Section 114 of the Companies Act and accordingly, the exchange by the Scheme Participants of their AGA Ordinary Shares in consideration for the issue of NewCo Ordinary Shares in terms of the Scheme does not constitute an offer as contemplated in Section 95(1)(g) of the Companies Act. NewCo is therefore not required, in terms of the Companies Act, to prepare and file a prospectus with CIPC and this Pre-listing Statement does not constitute a prospectus within the meaning given thereto in the Companies Act.

As there is no requirement for a company to set out an authorised share capital under English law, NewCo does not have an authorised share capital. NewCo will have sufficient authority to allot and issue the requisite number of NewCo Ordinary Shares to satisfy the Reorganisation Consideration. The aggregate nominal value of the issued share capital of NewCo will, immediately following the implementation of the Reorganisation, be approximately USD 419,612,543 and NewCo will, immediately following the implementation of the Reorganisation, have a stated capital in compliance with the JSE Listings Requirements. As at the date of listing, no NewCo Ordinary Shares will be held as treasury shares. It is expected that NewCo will have 419,612,543 NewCo Ordinary Shares listed on the NYSE, and secondary listed on the JSE, A2X and GhSE following the implementation of the Reorganisation, being the same number of shares that AGA will have listed on the JSE on the Reorganisation Consideration Record Date (subject to any adjustments to reflect the exercise of Appraisal Rights as contemplated in paragraph 14 (Dissenting AGA Shareholders’ Appraisal Rights)). The subscribed capital is expected to be equal to the market value of AGA (standalone) on the date of implementation. All of the NewCo Ordinary Shares rank pari passu in all respects, there being no conversion or exchange rights attaching thereto, and have equal voting rights and rights to participate in capital, dividend and profit distributions by NewCo.

The directors of NewCo and AGA, whose names are set out on page 7 of this Pre-listing Statement, collectively and individually, accept full responsibility for the accuracy of the information given in this Pre-listing Statement (but only to the extent that they are required to accept such responsibility in terms of the Companies Act and/or the JSE Listings Requirements), and certify that, to the best of their knowledge and belief, there are no facts that have been omitted, which would make any statement in this Pre- listing Statement false or misleading, and all reasonable enquiries to ascertain such facts have been made and this Pre-listing Statement contains all information required by law and the JSE Listings Requirements.

The JSE has conditionally approved the secondary inward listing, by way of an introduction, of the issued ordinary share capital of NewCo in the “Platinum & Precious Metals” sector of the Main Board of the JSE under the abbreviated name “ANGGOLD” and share code ANG and ISIN No. GB00BRXH2664 with effect from the commencement of business on 20 September 2023, subject to NewCo obtaining the requisite spread of shareholders required by the JSE Listings Requirements and the Reorganisation being approved by the AGA Shareholders. During the three years prior to the Last Practicable Date, AGA has complied with the spread of shareholders requirements in terms of the JSE Listings Requirements and as such, on the Operative Date, it is expected that NewCo will also comply with the spread of shareholders requirements in terms of the JSE Listings Requirements.

Following the Listings, all the issued NewCo Ordinary Shares are expected to be listed on the JSE (as a secondary inward listing), the A2X (as a secondary inward listing), the GhSE (as a secondary listing) and the NYSE (as a primary listing), in compliance with the JSE’s, A2X’s, GhSE’s and NYSE’s listing requirements and standards and the laws of South Africa, Ghana and the United States. NewCo has filed the Form F-4 (which relates to the registration of the NewCo Ordinary Shares under the Securities Act) and will apply to list the NewCo Ordinary Shares on the NYSE.

The Sponsors, Financial Advisers, Legal Advisers, Tax Adviser and Independent Reporting Accountant whose report and/or names are included in this Pre-listing Statement, have given and have not withdrawn their consent to the inclusion of their names and/or report in this Pre-listing Statement in the form and context in which they appear.

Certain information is incorporated by reference in this Pre-listing Statement to ensure that AGA Shareholders are aware of all information, which according to the particular nature of NewCo and the Reorganisation, may be necessary to enable AGA Shareholders to make an informed assessment of the assets and liabilities, financial position, profit and losses and prospects of NewCo. In this regard, please refer to the section entitled “Important Information — Documents Available for Inspection and Documents Included or Incorporated by Reference in this Pre-listing Statement” beginning on page 13 of this Pre-listing Statement.

This Pre-listing Statement is addressed exclusively to the AGA Shareholders and is therefore not an invitation to the general public to purchase or subscribe for the NewCo Ordinary Shares and is issued in compliance with the JSE Listings Requirements.

Legal Adviser as to South African law	Legal Adviser as to U.S. law	Legal Adviser as to English law

Tax Adviser as to South African Tax	Transaction Sponsor	Independent Reporting Accountant

Financial Adviser	JSE Sponsor

Financial Adviser	Financial Adviser

Date of issue of this Pre-listing Statement: Friday, 7 July 2023

This Pre-listing Statement is only available in English. Copies of this Pre-listing Statement may be obtained during normal business hours from the registered office of NewCo and the offices of the Sponsors, whose addresses are set out in the “Corporate Information and Advisers” section of this Pre-listing Statement, during normal business hours from the date of posting this Pre-listing Statement until the 14th (fourteenth) day after the date of this Pre-listing Statement. A copy of this Pre-listing Statement will also be made available on AGA’s website at www.anglogoldashanti.com. An abridged version of this document will be published on SENS on Friday July 7, 2023.

CORPORATE INFORMATION AND ADVISERS

The definitions and interpretations commencing on page 17 of this Pre-listing Statement apply, unless the context clearly indicates otherwise, to this section on Corporate Information and Advisers.

CORPORATE INFORMATION

AngloGold Ashanti plc

(previously known as AngloGold Ashanti (UK) Limited)
 Company No. 14654651

Date and place of Incorporation
10 February 2023, the United Kingdom

Directors

Executive
Alberto Calderon
Robert Hayes

Non-executive
None

Registered Office
4th Floor, Communications House
South Street
Staines-upon-Thames, Surrey TW18 4PR
United Kingdom
Tel: +44 (0) 203 968 3323

Company Secretary

Oakwood Corporate Secretary Limited
Registration No. 07038430
3rd Floor
1 Ashley Road
Altrincham, Cheshire
'WA14 2DT
United Kingdom
+44 (0)161 942 4700

Transfer Secretaries

Computershare Trust Company, N.A.
150 Royall Street
Canton, Massachusetts 02021
United States of America

Transaction Sponsor

J.P. Morgan Equities South Africa Proprietary Limited
Registration No. 1995/011815/07
1 Fricker Road, Illovo, Johannesburg, 2196
South Africa
(Private Bag X9936, Sandton, 2196, South Africa)

JSE Sponsor

The Standard Bank of South Africa Limited
Registration No. 1962/000738/06
33 Baker, Rosebank
Johannesburg, 2196
South Africa
(PO Box 61344, Marshalltown, 2107)
Telephone: +27 11 721 0000

AngloGold Ashanti Limited

Registration No. 1944/017354/06

Date and place of Incorporation
29 May 1944, South Africa

Directors

Executive
Alberto Calderon
Gillian Doran

Non-executive
Maria Ramos (Chairperson)
Kojo Busia
Alan Ferguson
Albert Garner
Rhidwaan Gasant
Scott Lawson
Maria Richter
Jochen Tilk

Registered Office

112 Oxford Road, Houghton Estate, Johannesburg, 2198
(Private Bag X 20, Rosebank 2196)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Company Secretary

LM Goliath
(B.Com; MBA)

Transfer Secretaries

Computershare Investor Services Proprietary Limited
Registration No. 2004/003647/07
Rosebank Towers, 15 Biermann Avenue,
Rosebank, 2196
(Private Bag X9000, Saxonwold, 2123)
South Africa
Telephone: 0861 100 930 (in SA)
E-mail: queries@computershare.co.za
Website: www.computershare.com

Independent External Auditor

PricewaterhouseCoopers Incorporated
Registration No. 1998/012055/21
Waterfall City Heliport, 4 Lisbon Lane, Waterfall City,
Midrand, 2090
South Africa

ADVISERS

Legal Adviser as to South African law
Edward Nathan Sonnenbergs Incorporated
Registration No. 2006/018200/21
The MARC, Tower 1, 129 Rivonia Road, Sandton,
Johannesburg
South Africa
(PO Box 783347, Sandton, 2146)

Legal Adviser as to English law
Slaughter and May
SRA number: 55388
One Bunhill Row, London, EC1Y 8YY
United Kingdom

Financial Adviser
Centerview Partners UK LLP
Company number OC345806
Principal place of business:
100 Pall Mall, London, SW1Y 5NQ
United Kingdom

Financial Adviser
JPMorgan Chase Bank, N.A., Johannesburg Branch
Registration No. 2001/016069/10
1 Fricker Road, Illovo, Johannesburg, 2196
South Africa
(Private Bag X9936, Sandton, 2196, South Africa)

Legal Adviser as to U.S. law
Cravath, Swaine & Moore LLP
DOS ID Number: 2886667
CityPoint, One Ropemaker Street, London, EC2Y 9HR
United Kingdom

Independent Reporting Accountant
Ernst & Young Incorporated
Registration No. 2005/002308/21
EY, 102 Rivonia Road, Sandton, Johannesburg
(Private Bag X14, Sandton, 2146)
South Africa

Financial Adviser
Rothschild and Co South Africa Proprietary Limited
7th Floor, 144 Oxford,
Johannesburg
South Africa
(PO Box 411332, Craighall, 2024)

Tax Advisor as to South African tax law
Bowman Gilfillan Inc.
Registration No.1998/021409/21
11 Alice Lane, Sandhurst, Sandton, 2196
South Africa

NOTICE TO INVESTORS

The definitions and interpretations commencing on page 17 of this Pre-listing Statement apply, unless the context clearly indicates otherwise, to this section “Notice to Investors”.

DISCLAIMER

The release, publication or distribution of this Pre-listing Statement may be restricted by law and therefore persons in any such jurisdictions into which this Pre-listing Statement is released, published or distributed should inform themselves about, and observe such restrictions. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws or other legal requirements of any such jurisdiction. To the fullest extent permitted by applicable law, AGA and NewCo, their respective boards of directors and the Transaction Advisers disclaim any responsibility or liability for the failure to become informed of or to observe or for any violation of such requirements by any person.

This Pre-listing Statement is not intended to, and does not constitute an offer to sell or issue, or the solicitation of an offer to purchase or to subscribe for shares or other securities or a solicitation of any vote or approval in any jurisdiction in which such solicitation would be unlawful or in which securities may not be offered or sold without registration or an exemption from registration. This Pre-listing Statement does not constitute a prospectus or a prospectus-equivalent document.

To the extent that the distribution of this Pre-listing Statement in certain jurisdictions outside South Africa may be restricted or prohibited by the laws of such foreign jurisdiction, then this Pre-listing Statement is deemed to have been provided for information purposes only and neither AGA nor NewCo, nor their respective boards of directors nor the Transaction Advisers, accept any responsibility for any failure by AGA Shareholders to inform themselves about, and to observe, any applicable legal requirements in any relevant foreign jurisdiction. None of the NewCo or the Transaction Advisers, nor any of their respective representatives, is making any representation to any AGA Shareholder regarding the legality of an investment in the NewCo Ordinary Shares by such AGA Shareholder under the law applicable to such AGA Shareholder.

The contents of this Pre-listing Statement should not be construed as legal, financial or tax advice. Each AGA Shareholder should consult his/her or its own legal, financial or tax adviser as to the legal, financial, business, tax and related aspects of the acquisition of NewCo Ordinary Shares.

The Transaction Advisers are acting exclusively for AGA and/or NewCo (as the case may be), and no one else in connection with the Reorganisation and the contents of this Pre-listing Statement and will not be responsible to anyone, other than AGA and/or NewCo (as the case may be), for providing the protections afforded to clients of the Transaction Advisers, respectively, or for providing advice in relation to the Reorganisation and the contents of this Pre-listing Statement.

No representation or warranty, express or implied, is made by any of the Transaction Advisers as to the accuracy, completeness or verification of the information set out in this Pre-listing Statement, and nothing contained in this Pre-listing Statement is, or shall be relied upon as, a promise or representation in this respect, whether as to the past or the future. Each of the Transaction Advisers assumes no responsibility for this Pre-listing Statement’s accuracy, completeness or verification and accordingly hereby disclaims, to the fullest extent permitted by applicable law, any and all liability whether arising in delict, tort, contract or otherwise which they might otherwise be found to have in respect of this Pre-listing Statement or any such statement.

Shareholders also acknowledge that: (a) they have not relied on the Transaction Advisers or any person affiliated with the Transaction Advisers in connection with any investigation of the accuracy of any information contained in the Disclosure Package or their investment decision; (b) they have relied only on the information contained in the Disclosure Package and have made their own assessment of such information; and (c) no person has been authorised to give any information or to make any representation concerning AGA, NewCo or the NewCo Ordinary Shares (other than as contained in this Pre-listing Statement) and, if given or made, any such other information or representation should not be relied upon as having been authorised by AGA, NewCo or the Transaction Advisers.

The information contained in this Pre-listing Statement constitutes factual information as contemplated in Section 1(3)(a) of the South African Financial Advisory and Intermediary Services Act, No. 37 of 2002 (as amended and restated from time to time) and should not be construed as an express or implied recommendation, guidance or proposal that any particular transaction in respect of the Reorganisation and/or the acquisition of the NewCo Ordinary Shares is appropriate to the particular investment objectives, financial situations or needs of an AGA Shareholder, and nothing in this Pre-listing Statement should be construed as constituting the canvassing for, or marketing or advertising of, financial services in South Africa or in any other jurisdiction.

APPLICABLE LAWS AND FOREIGN SHAREHOLDERS

This Pre-listing Statement has been prepared in accordance with the JSE Listings Requirements, and the information disclosed may not be the same as that which would have been disclosed if this Pre-listing Statement had been prepared in accordance with the laws and regulations of any jurisdiction outside of South Africa.

The Reorganisation (comprising the Spin-off, the AGAH Sale and the Scheme) is governed by the laws of South Africa and is subject to any applicable laws and regulations, including, but not limited to, the Companies Act, the Companies Regulations, the JSE Listings Requirements and the Exchange Control Regulations.

The rights of the Foreign Shareholders in respect of the Reorganisation pursuant to which this Pre-listing Statement has been issued, may be affected by the laws of the relevant jurisdictions of any Foreign Shareholders. Such Foreign Shareholders should inform themselves about and observe any applicable legal requirements of such jurisdictions. It is the responsibility of any Foreign Shareholder to satisfy themselves as to the full observance of the laws and regulatory requirements of the relevant jurisdiction in connection with the Reorganisation, including the obtaining of any governmental, exchange control or other consents or the making of any filings which may be required, the compliance with other necessary formalities, the payment of any transfer or other taxes or other requisite payments due in such jurisdiction.

If you are a Foreign Shareholder, you are urged to read the important information relating to Foreign Shareholders contained in paragraph 11 on page 37 (Foreign Shareholders) in this Pre-listing Statement.

Any AGA Shareholder who is in doubt as to their position, including, without limitation, their tax status, should consult an appropriate independent professional adviser in the relevant jurisdiction without delay.

FORWARD-LOOKING STATEMENTS

This Pre-listing Statement includes statements that are, or may be forward-looking statements. Forward-looking statements are not based on historical facts, but rather reflect AGA’s current expectations concerning future results and events and generally may be identified by the use of forward-looking words or phrases such as “believe”, “aim”, “expect”, “anticipate”, “intend”, “foresee”, “forecast”, “likely”, “should”, “planned”, “could”, “may”, “would”, “estimated”, “potential”, “outlook” or other similar words and phrases. Similarly, statements that describe AGA’s objectives, plans or goals are or may be forward-looking statements.

AGA Shareholders should consider any forward-looking statements or forecasts in light of the risks and uncertainties described in the information contained or incorporated by reference in this Pre-listing Statement. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Group’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AGA and NewCo believe that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, risks and uncertainties related to the timing of the Reorganisation, the possibility that the AGA Shareholders will not approve the Reorganisation, that the Reorganisation will not receive other necessary approvals or that the Reorganisation is otherwise not completed (whether following the occurrence of a Material Adverse Effect or otherwise), the possibility that the expected benefits from the Reorganisation will not be realised or will not be realised within the expected time period, operational disruption due to the Reorganisation, the incurrence of unexpected transaction costs and expenses or total transaction costs and expenses being higher than current estimates, the degree to which AGA is successful in implementing the Reorganisation (and deriving the anticipated benefits from the Reorganisation) and other changes which AGA and/or NewCo may make to the Group’s corporate structure, changes in economic, social and political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), and other business and operational risks and other factors, including mining accidents. These factors are not necessarily all of the important factors that could cause AGA’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results.

AGA Shareholders are therefore cautioned not to place undue reliance on the forward-looking statements and are advised to read the Disclosure Package in its entirety.

Forward-looking statements included in this Pre-listing Statement are made only as at the date on which the forward-looking statement is made, and neither NewCo nor AGA intends to update or release any revisions to these forward-looking statements, except as is required by law. New factors may emerge from time to time that could cause the Group’s business, or other matters to which such forward-looking statements relate, not to develop as expected and it is not possible to predict all of them. Further, the extent to which any factor or combination of factors may cause actual results or matters to differ materially from those contained in any forward-looking statement is not known.

The forward-looking statements contained in this Pre-listing Statement have not been reviewed nor reported on by AGA’s or NewCo’s auditors or the Independent Reporting Account. Each of AGA and NewCo qualifies all of its forward-looking statements by these factors and statements.

DATE OF INFORMATION PROVIDED

Unless the context clearly indicates otherwise, all information provided in this Pre-listing Statement is provided as at the Last Practicable Date.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

This Pre-listing Statement is not an offer of securities for sale in the United States. An offer of securities in the United States pursuant to a business combination transaction will only be made, as may be required, through a prospectus which is part of an effective registration statement filed with the SEC. In connection with the Reorganisation a registration statement on Form F-4 under the Securities Act has been filed with the SEC. Investors and shareholders are urged to read the registration statement, as well as other documents filed with the SEC, because they will contain important information. Copies of all documents filed with the SEC regarding the Reorganisation and documents incorporated by reference may be obtained at the SEC’s website at https://www.sec.gov. In addition, the effective registration statement on Form F-4 will be made available for free to AGA Shareholders.

DATES AND TIMES

The dates and times referred to in this Pre-listing Statement are subject to change. Any such changes will be published through an announcement on SENS. All dates and times referred to in this Pre-listing Statement are South African dates and times.

IMPORTANT INFORMATION

ABOUT THIS PRE-LISTING STATEMENT

This Pre-listing Statement has been prepared in accordance with the JSE Listings Requirements in respect of the secondary inward listing of the NewCo Ordinary Shares on the JSE.

A separate Circular has been prepared to provide AGA Shareholders with information regarding the Reorganisation and the manner in which they may have their vote in relation to the Reorganisation recorded. The Circular additionally provides AGA Shareholders with the Independent Expert Report prepared in respect of the Reorganisation and informs AGA Shareholders of their Appraisal Rights and the manner in which such rights may be exercised. Further, the Shareholders’ Meeting, convened in terms of the notice of the Shareholders’ Meeting attached to the Circular, is convened to consider and approve the AGAH Sale Special Resolution and the Scheme Special Resolution. This Pre-listing Statement should be read in conjunction with the Circular, which contains the full description of the Reorganisation and has been posted to the AGA Shareholders together with this Pre-listing Statement, and the documents that are incorporated in this Pre-listing Statement by reference.

The NewCo Ordinary Shares which are the subject matter of this Pre-listing Statement will be beneficially acquired by the Scheme Participants, by virtue of their participation in the Reorganisation and accordingly, this Pre-listing Statement is addressed exclusively to the Scheme Participants, who shall become beneficial owners of the NewCo Ordinary Shares, in the same proportions in which they held their shares in AGA as at the Reorganisation Consideration Record Date (subject to any adjustments to reflect the exercise of Appraisal Rights as contemplated in paragraph 14 (Dissenting AGA Shareholders’ Appraisal Rights)), upon the completion of the Reorganisation. Any AGA Shareholder which does not exercise its Appraisal Rights (as further described in the Circular) before the Reorganisation Consideration Record Date, and which is eligible to receive the NewCo Ordinary Shares, shall automatically be entitled to receive the NewCo Ordinary Shares in exchange for its Scheme Shares and become a Scheme Participant upon the approval of the AGAH Sale Special Resolution and the Scheme Special Resolution. The NewCo Ordinary Shares which are the subject matter of this Pre-listing Statement are only being made available to Scheme Participants, who will be the only persons who are entitled to receive the NewCo Ordinary Shares, and therefore the NewCo Ordinary Shares may not be acquired by any person who is not a Scheme Participant. Accordingly, there are no minimum subscription requirements for the NewCo Ordinary Shares in terms of the Pre-listing Statement and as the NewCo Ordinary Shares will be issued to the Scheme Participants on a one-for-one basis in consideration for their AGA Shares and over subscription in respect of the NewCo Ordinary Shares is not possible.

A separate registration statement on Form F-4 has been filed with the SEC by NewCo, which includes a prospectus under the Securities Act with respect to NewCo Ordinary Shares being issued to AGA Shareholders with a registered address in the United States and in respect of the AGA Shares represented by the AGA ADSs.

DOCUMENTS AVAILABLE FOR INSPECTION AND DOCUMENTS INCLUDED OR INCORPORATED BY REFERENCE IN THIS PRE-LISTING STATEMENT

Documents Available for Inspection

Copies of the following documents will be available for inspection in hard copy form at the registered office of NewCo and at the registered offices of the Sponsors between the hours 09:00 and 16:00 on all South African business days (which excludes Saturdays, Sundays and South African public holidays) and/or in the electronic form by email request sent to companysecretary@anglogoldashanti.com from the date of issue of this Pre-listing Statement up to and including the 14th (fourteenth) day after the date of this Pre-Listing Statement:

●	NewCo Articles of Association;
●	AGA Memorandum of Incorporation;
●	the Implementation Agreement;
●	the Irrevocable Offer to Purchase;
●	the Mineral Resource and Mineral Reserve Report as at 31 December 2022;
●	copies or summaries of service agreements with NewCo’s and AGA’s directors, managers, secretaries entered into within the three years preceding the Last Practicable Date;
●
written consents of the Financial Advisers, Sponsors, Independent Reporting Accountant and Legal Advisers to the inclusion of their names in this Pre-listing Statement in the context and form in which they appear;

●	the audited financial statements of AGA for the three years ended 2022, 2021, 2020, prepared in accordance with IFRS, as issued by IASB;
●	the reviewed condensed consolidated interim financial statements of AGA for the three financial periods ended 30 June 2022, 2021 and 2020, prepared in accordance with IFRS;
●	pro forma financial information of NewCo to illustrate the effects of the Reorganisation as of and for the 12 (twelve) months ended 31 December 2022;

●	Independent Reporting Accountant’s assurance report on the pro forma financial information incorporated by reference in this Pre-listing Statement;
●	the NewCo Share Plan;
●	a signed copy of the Form F-4;
●	a signed copy of the Circular; and
●	a signed copy of this Pre-listing Statement.

Information Included or Incorporated by Reference in this Pre-listing Statement

The following table sets out the information included or incorporated by reference in this Pre-listing Statement:

Document	Location
Circular (including pro-forma financial information of NewCo to illustrate the effects of the Reorganisation and the relevant Independent Reporting Accountant’s assurance report)	https://www.anglogoldashanti.com

AGA Integrated Report for 2022 / AGA Annual Financial Report	Integrated Report 2022 | AngloGold Ashanti

AGA Audited annual financial statements of AGA for the 3 (three) financial years ended 31 December 2020, 2021 and 2022	Annual reports – AngloGold Ashanti

AGA Mineral Resource and Mineral Reserve Report	Annual reports – AngloGold Ashanti

AGA – Q1 2023 Market Update Report	https://www.anglogoldashanti.com

These documents may also be accessed:

●	on AGA’s website at https://www.anglogoldashanti.com; and
●
at NewCo’s registered address, AGA’s registered address and at the offices of the Sponsors, which documents will be available at no charge, during business hours for a period of 14 (fourteen) days after the date of this Pre-listing Statement.

Any document that is incorporated in this Pre-listing Statement by reference and any document that is made available for inspection in terms of this Pre-listing Statement, will be incorporated herein and made available for inspection subject to all of the disclaimers contained in this Pre-listing Statement together with any disclaimer, limitation and/or qualification set out in any such document, provided that if there is a conflict between the disclaimers contained in this Pre-listing Statement and any of the disclaimers, limitations and/or qualifications set out any document incorporated herein by reference or made available for inspection in terms hereof, the most onerous provision shall prevail to the extent of the conflict.

DOCUMENTS FILED WITH THE SEC

In terms of applicable U.S. securities laws, NewCo has filed a registration statement on Form F-4 with the SEC with respect to the NewCo Ordinary Shares being issued to AGA Shareholders with a registered address in the United States and in respect of the AGA Shares represented by AGA ADSs. Among other things, the Form F-4 is required by applicable U.S. securities laws to contain certain financial information, presented in a format compliant with U.S. securities laws, including the unaudited pro forma financial information required by the rules and regulations of the SEC, for the year ended 31 December 2022.

The Form F-4 and any amendments thereto will be available for inspection and copying as set forth below. The Form F-4, including the attached exhibits, contains additional relevant information about NewCo and the NewCo Ordinary Shares.

AGA files annual reports and other information with the SEC under the Exchange Act. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC (http://www.sec.gov), on which AGA’s annual and other reports are made available. You may also inspect certain reports and other information concerning AGA at the offices of the NYSE located at 11 Wall Street, New York, New York 10005.

The information in the documents filed with the SEC have been prepared in accordance with applicable U.S. securities laws. Such information does not comply with the JSE Listings Requirements and has not been reviewed by the JSE. In addition, the documents filed with the SEC and referred to herein do not form a part of, and are not being incorporated by reference into, this Pre-listing Statement.

By order of the Board

Signed at                                                                                   , London, England on behalf of each of the directors of NewCo in terms of a resolution of the NewCo Board authorising him to do so on their behalf.

Alberto Calderon
Principal Executive Officer
ANGLOGOLD ASHANTI PLC

23 June 2023

IMPORTANT FINANCIAL AND OTHER INFORMATION

PRESENTATION OF FINANCIAL INFORMATION

NewCo was incorporated, as a private limited company under the laws of England and Wales on 10 February, 2023, and on 22 June 2023 NewCo was re-registered as a public limited company, solely for the purposes of carrying out the Reorganisation. As such, NewCo has not yet commenced operations, has no material assets or liabilities and has not carried on any activities other than in connection with the Reorganisation. The functional currency of NewCo is U.S. Dollars and the annual financial statements will be prepared in accordance with FRS 102. These financial statements will be made available to NewCo Shareholders and will be submitted to the JSE and the NYSE.

As NewCo was incorporated solely for the purpose of the Reorganisation and has not carried on any activities other than in connection with the Reorganisation, NewCo does not have audited financial statements for the three financial years preceding the Reorganisation. However, as following the implementation of the Reorganisation, AGA will become a wholly-owned subsidiary of NewCo, this Pre-listing Statement incorporates by reference the consolidated financial statements of AGA as at, and for, the years ended 31 December 2020, 2021 and 2022, which have been prepared using the historical results of operations, assets and liabilities attributable to AGA and all of its subsidiaries, as contained in the Annual Financial Statements for those years. The consolidated financial statements of AGA as at and for the years ended 31 December 2020, 2021 and 2022 have been prepared according to the historical cost convention, except for the revaluation of certain assets and liabilities to fair value. The consolidated financial statements of AGA are presented in U.S. Dollars and prepared in accordance with IFRS as issued by IASB. AGA’s Annual Financial Statements are distributed to AGA Shareholders and AGA ADS Holders and are submitted to the JSE and the NYSE.

Ernst & Young Inc. was appointed by the AGA Board as the Group’s independent external auditor for the financial year ending 31 December 2022. Ernst & Young Inc. was also appointed by the AGA Board as the Independent Reporting Accountant for the purpose of preparing the assurance report on the pro forma financial information to illustrate the effect of the Reorganisation as of and for the year ended 31 December 2022, as required in terms of the JSE Listings Requirements and the Takeover Regulations, which assurance report is set out in Annexure D to the Circular and is incorporated in this Pre-listing Statement by reference.

Ernst & Young Inc. will resign as independent external auditor of the Group on conclusion of its responsibilities relating to the 31 December 2022 financial year audit, which is expected to conclude during June 2023. Accordingly, PricewaterhouseCoopers Inc. was appointed by the AGA Board as the Group’s independent external auditor for the financial year ending 31 December 2023. See the section entitled “Report of the Audit Committee – Auditors” in the Annual Financial Report for 2022, which is incorporated by reference in this Pre-listing Statement.

DEFINITIONS AND INTERPRETATION

The headings in this Pre-listing Statement are for the purpose of convenience and reference only and shall neither be used in the interpretation of, nor modify, nor amplify the terms of this Pre-listing Statement. Unless a contrary intention clearly appears:

1.	the following terms shall have the meanings assigned to them hereunder and cognate expressions shall have corresponding meanings, namely:

1.1.	“ADS Depositary” means The Bank of New York Mellon, which acts as the depositary in respect of the AGA ADS Program;

1.2.	“AGA” or “Company” means AngloGold Ashanti Limited (Registration No.1944/017354/06), a public company duly incorporated in accordance with the company laws of South Africa;

1.3.	“AGA ADS Holder” means a registered holder of AGA ADSs;

1.4.	“AGA ADS Program” means the American Depositary Share Program of AGA governed by the AGA Deposit Agreement;

1.5.
“AGA ADSs” means American depositary shares representing AGA Shares deposited or subject to deposit with the ADS Depositary under the AGA Deposit Agreement at a ratio of 1 (one) AGA Share to 1 (one) such American depositary share, which are listed and traded on the NYSE;

1.6.
“AGA Board” means the directors of AGA, comprising, as at the Last Practicable Date, those persons whose names appear in section headed “Corporate Information and Advisers” in this Pre-listing Statement;

1.7.
“AGA Deposit Agreement” means the amended and restated deposit agreement (dated as of 3 June 2008) entered into between AGA, the ADS Depositary and all owners and beneficial owners from time to time of AGA ADSs issued thereunder, as amended from time to time;

1.8.	“AGA Director” means a member on the AGA Board, as constituted from time to time;

1.9.
“AGA GhDSs” means Ghanaian depositary shares representing AGA Ordinary Shares at a ratio of 1 (one) AGA Ordinary Share to 100 (one hundred) such Ghanaian depositary shares, which are listed and traded on the GhSE;

1.10.	“AGA MOI” means the memorandum of incorporation of AGA which is in force and effect from time to time;

1.11.
“AGA Register” means collectively AGA’s: (a) “securities register” as defined in Section 1 of the Companies Act; and (b) “uncertificated securities register” as defined in Section 1 of the Companies Act (which the Companies Act stipulates forms part of the “securities register”);

1.12.	“AGA Shareholders” means the holders of AGA Shares, who are recorded as such in the AGA Register;

1.13.
“AGA Shares” or “AGA Ordinary Shares” means the ordinary shares, with a par value of R0.25 (twenty five cents) each, in the issued share capital of AGA, which are listed for trading with ISIN No. ZAE 000043485 on, inter alia, the Main Board of the JSE;

1.14.
“AGAH” means AngloGold Ashanti Holdings plc (Registration No. 001177V), a company duly incorporated in accordance with the company laws of the Isle of Man, which as of the Last Practicable Date is a wholly-owned subsidiary of AGA and which acts as a holding company for certain of AGA’s operations and assets located outside South Africa;

1.15.
“AGAH Sale” means the irrevocable offer by NewCo to AGA to purchase 100% (one hundred percent) of the shares in AGAH, and the present, non-binding intention of AGA to accept the Irrevocable Offer to Purchase, which if completed will constitute a disposal of all or the greater part of the assets or undertaking of AGA subject to approval under Chapter 5 of the Companies Act in terms of Section 112 and Section 115(2)(b) of the Companies Act;

1.16.	“AGAH Sale Shares” means 100% (one hundred percent) of the issued share capital of AGAH;

1.17.	“AGAH Sale Special Resolution” means the special resolution to be passed by the AGA Shareholders in accordance with Section 112(2)(a) of the Companies Act;

1.18.	“Annual Financial Statements” means the document entitled “Annual Financial Statements” submitted by AGA with the JSE on 17 March 2023;

1.19.	“Annexures” means the annexures to this Pre-listing Statement;

1.20.	“Appraisal Rights” means the dissenting shareholders’ appraisal rights remedy afforded to shareholders in terms of Section 164 of the Companies Act;

1.21.	“Associate/s” means an associate in relation to either an individual or to a company;

1.22.	“ASX” means the Australian Securities Exchange;

1.23.	“AUD” or “Australian Dollars” means the Australian Dollar, being the lawful currency of Australia;

1.24.
“A2X” means A2X Solutions Proprietary Limited (Registration No. 2021/439627/07), a private company duly incorporated in accordance with the company laws of South Africa, or where the context requires, the South African securities exchange known as the A2X Markets which is operated by A2X Solutions Proprietary Limited and which is licensed to operate as a securities exchange under the Financial Markets Act;

1.25.	“A2X Listing” means the proposed secondary inward listing of NewCo Ordinary Shares on the A2X;

1.26.	“Bowmans” means Bowman Gilfillan Inc. (Registration No.1998/021409/21) a personal liability company incorporated under the laws of South Africa;

1.27.	“Broker” means any person registered as a “broker member equities” in terms of the rules of the JSE in accordance with the provisions of the Financial Markets Act;

1.28.	“Business Day” means any day other than a Saturday, Sunday or proclaimed public holiday in South Africa from time to time;

1.29.	“Category 1 Transaction” or “Category 1” means a category 1 transaction as that term is defined in the JSE Listings Requirements;

1.30.	“Category 2 Transaction” or “Category 2” means a category 2 transaction as that term is defined in the JSE Listings Requirements;

1.31.	“Cede” means Cede & Co., a New York general partnership organised and maintained by DTC;

1.32.	“CIPC” means the Companies and Intellectual Property Commission established in terms of Section 185 of the Companies Act, or its successor body;

1.33.
“Circular” means the bound document, dated 7 July 2023, including the Annexures thereto incorporating the Notice of Shareholders’ Meeting, Forms of Proxy (yellow), Form of Surrenders and Transfer (blue);

1.34.	“City Takeover Code” means the U.K. City Code on Takeovers and Mergers;

1.35.	“CMA” means South Africa, the Republic of Namibia and the Kingdoms of Lesotho and Eswatini;

1.36.	“Code” means the U.S. Internal Revenue Code of 1986;

1.37.	“Companies Act” means the South African Companies Act, No. 71 of 2008;

1.38.	“Companies Regulations” or “Regulations” means the Companies Regulations, 2011, promulgated under the Companies Act;

1.39.
“Computershare” means Computershare Investor Services Proprietary Limited (Registration No. 2004/003647/07), a limited liability private company incorporated and registered under the laws of South Africa;

1.40.
“Computershare Nominees” means Computershare Nominees Proprietary Limited (Registration No. 1999/008543/07), a limited liability private company incorporated and registered under the laws of South Africa, being the nominee of Computershare’s CSDP;

1.41.	“Cravath, Swaine & Moore” means Cravath, Swaine & Moore LLP, DOS ID No. 2886667;

1.42.
“Credit Support Agreement” means an agreement titled “Credit Support Agreement” concluded or to be concluded between AGAH and AGA, in terms of which, inter alia, AGAH undertakes to provide and/or provides credit support to AGA by way of a loan facility to enable AGA to meet the requirements of the solvency and liquidity test (as set out in Section 4 of the Companies Act);

1.43.	“CS Depositary” means Computershare Trust Company, N.A., a national association organised under the laws of the United States;

1.44.	“CS Depositary Nominee” means GTU Ops Inc., a Delaware corporation , operating as nominee to hold NewCo Ordinary Shares for the CS Depositary;

1.45.
“CSDP” means a central securities depository participant authorised by a licenced central securities depository to perform custody and administration services or settlement services or both, in terms of the central securities depository rules published in terms of the FMA;

1.46.	“Disclosure Package” means this Pre-listing Statement and the Circular, which shall be posted together;

1.47.	“DTC” means The Depository Trust Company, a limited purpose trust company established under the New York Banking Law;

1.48.	“ENSafrica” means Edward Nathan Sonnenbergs Inc. (Registration No. 2006/018200/21), a personal liability company incorporated and registered under the laws of South Africa;

1.49.	“Entitlements” means the trading entitlements to the NewCo Ordinary Shares available for trading on the JSE and A2X;

1.50.	“Exchange Act” means the U.S. Securities Exchange Act of 1934;

1.51.	“Exchange Control Regulations” means the Exchange Control Regulations of South Africa, promulgated in terms of Section 9 of the South African Currency and Exchanges Act, No. 9 of 1933;

1.52.	“EY” means Ernst & Young Inc. (Registration No. 2005/002308/21), a personal liability company incorporated and registered under the laws of South Africa;

1.53.
“Financial Advisers” means AGA’s and/or NewCo’s (as the case may be) appointed financial advisers in respect of the Reorganisation, being Centerview Partners UK LLP (Company number OC345806), JPMorgan Chase Bank, N.A., Johannesburg Branch (Registration No. 2001/016069/10) and Rothschild and Co South Africa Proprietary Limited (Registration No. 1999/021764/07), a limited liability private company incorporated and registered under the laws of South Africa;

1.54.	“Financial Markets Act” or “FMA” means the South African Financial Markets Act, No. 9 of 2012 and the regulations promulgated thereunder;

1.55.	“Form F-4” means the Registration Statement on Form F-4 (SEC File no. 333-272867) initially filed by NewCo with the SEC on 23 June 2023;

1.56.	“Foreign Shareholder” means an AGA Shareholder who is a non-resident of South Africa as contemplated in the Exchange Control Regulations;

1.57.	“Founder Share” means the 1 (one) NewCo Ordinary Share which AGA holds in NewCo as at the Last Practicable Date, which NewCo Ordinary Share was issued to AGA upon the incorporation of NewCo;

1.58.	“Fulfilment Date” means the date on which the last of the Reorganisation Conditions has been fulfilled or waived, as the case may be;

1.59.	“GBP” or “Pounds” means the British Pound Sterling, being the lawful currency of the United Kingdom;

1.60.	“GhSE” means the Ghana Stock Exchange;

1.61.	“GhSE Listing” means the proposed secondary listing of NewCo Ordinary Shares on the GhSE;

1.62.
“Group” means AGA and its Subsidiaries prior to the implementation of the Reorganisation and subsequent to the implementation of the Reorganisation, NewCo and its Subsidiaries, as the context requires;

1.63.	“HMRC” means His Majesty’s Revenue and Customs, being the tax authority of the United Kingdom;

1.64.	“IASB” means the International Accounting Standards Board;

1.65.	“IFRS” means the International Financial Reporting Standards, as issued by the IASB;

1.66.
“Implementation Agreement” means the agreement titled “Implementation Agreement” entered into on 12 May 2023 between AGA and NewCo, and as amended on 23 June 2023, in terms of which, inter alia, NewCo undertakes to co-operate with AGA to implement the Reorganisation;

1.67.	“Income Tax Act” or “ITA” means the South Africa Income Tax Act, No. 58 of 1962, together with the regulations promulgated thereunder;

1.68.
“Independent External Auditor” means AGA’s appointed independent external auditor, being PwC for the financial year ending 31 December 2023, and EY for financial years ended 31 December 2022, 2021, 2020 and 2019;

1.69.	“Independent Expert Report” shall be given the meaning which is attributed thereto in the Circular;

1.70.	“Independent Reporting Accountant” means each of AGA’s and NewCo’s appointed independent reporting accountant, being EY;

1.71.
“Irrevocable Offer to Purchase” means the document titled “Irrevocable Offer to Purchase”, signed by NewCo and delivered to AGA on 12 May 2023, in terms of which, inter alia, NewCo irrevocably offers, in favour of AGA, to purchase all (and not part only) of the AGAH Sale Shares in consideration for the issue by NewCo to AGA of the NewCo Notes;

1.72.	“IRS” means the United States Internal Revenue Service;

1.73.
“Integrated Reports” means collectively or separately and individually as the context may require the Integrated Report published by AGA for its financial years ended on 31 December 2022, 2021 and 2020;

1.74.
“JSE” means the JSE Limited (Registration No. 2005/022939/06), a public company duly incorporated in South Africa and which is licensed to operate as a securities exchange under the Financial Markets Act;

1.75.	“JSE Listing” means the proposed secondary inward listing of the NewCo Ordinary Shares on the JSE by way of an introduction;

1.76.	“JSE Listings Requirements” means the listings requirements of the JSE, as published from time to time by the JSE;

1.77.	“JSE Sponsor” means The Standard Bank of South Africa Limited (Registration No. 1962/000738/06) a public company incorporated and registered under the laws of South Africa;

1.78.	“King IV” means the King IV Report on Corporate Governance for South Africa, 2016;

1.79.	“Last Practicable Date” means 15 June 2023, being the last practicable date, before the issue of this Pre-listing Statement;

1.80.	“Legal Advisers” means each of AGA’s and NewCo’s appointed legal advisers, being ENSafrica, Cravath, Swaine & Moore, or Slaughter and May, as the context may require;

1.81.	“Listings” means the NYSE Listing, the JSE Listing, the A2X Listing and the GhSE Listing;

1.82.
“Longstop Date” means 29 February 2024 or such later date that the AGA and NewCo may agree to in writing prior to such date, being the date by which all the Reorganisation Conditions must be fulfilled (or, where appropriate, waived);

1.83.	“Major Subsidiary” shall bear the meaning attributed thereto in the JSE Listings Requirements;

1.84.
“Material Adverse Effect” means any change, event, effect, fact, circumstance, development or occurrence (whether known, unknown or reasonably foreseeable by AGA on the signature date of the Implementation Agreement, and including any change, event, effect, fact, circumstance, development or occurrence relating to taxation) that, individually or in the aggregate with other changes, events, effects, facts, circumstances, developments or occurrences, in the reasonable opinion of AGA (a) relates to the Reorganisation and decreases, or could reasonably be expected to decrease, the free cash flow of the Group by at least USD 150,000,000 (one hundred and fifty million Dollars), (b) prevents or impairs or delays (for a period of at least 60 days), or could reasonably be expected to prevent or impair or delay (for a period of at least 60 days), the implementation of the Reorganisation or the ability of either AGA or NewCo to perform its obligations under the Implementation Agreement, or (c) increases, or could reasonably be expected to increase, the costs to the Group of implementing the Reorganisation by at least USD 150,000,000 (one hundred and fifty million Dollars);

1.85.
“Mineral Resource and Mineral Reserve Report” means the report titled “Mineral Resource and Mineral Reserve Report” as at 31 December 2022, an annual report prepared by AGA in terms of paragraph 12.13 of the JSE Listings Requirements;

1.86.	“NewCo” means AngloGold Ashanti plc (Registration No. 14654651), a public company duly incorporated in accordance with the laws of England and Wales;

1.87.	“NewCo Articles” means the articles of association of NewCo as contemplated under the U.K. Companies Act;

1.88.
“NewCo Board” means the board of directors of NewCo, comprising, as at the Last Practicable Date, those persons whose names appear in section headed “NewCo Board at the Date of this Pre-listing Statement” in paragraph 44 on page 50 of this Pre-listing Statement;

1.89.
“NewCo GhDSs” means Ghanaian depositary shares representing NewCo Ordinary Shares at a ratio of 1 (one) NewCo Ordinary Share to 100 (one hundred) such Ghanaian depositary shares, which are to be listed and traded on the GhSE;

1.90.
“NewCo Notes” means zero coupon unsecured loan notes, which have an aggregate face value equal to the fair market value of the AGAH Sale Shares (as determined pursuant to the Irrevocable Offer to Purchase), to be issued by NewCo to AGA;

1.91.	“NewCo Ordinary Shares” means ordinary shares with a nominal value of USD 1 (one United States Dollar) each in the share capital of NewCo;

1.92.
“NewCo Shareholders” means, other than in the section entitled “Description of NewCo Ordinary Shares, Description of NewCo’s Articles and Related Regulation”, the AGA Shareholders who shall become beneficial owners of NewCo Ordinary Shares on the Operative Date;

1.93.	“Non-South African NewCo Shareholders” means a NewCo Shareholder who is a non-resident of South Africa as contemplated in the Exchange Control Regulations;

1.94.
“Non-U.K. Holders” means holders of AGA Ordinary Shares, AGA ADSs or NewCo Ordinary Shares, as the case may be, who, at the relevant time, (i) are not resident or domiciled for tax purposes in the United Kingdom, and to whom split-year treatment does not apply; (ii) do not have a permanent establishment or branch or agency in the United Kingdom to which their AGA Ordinary Shares, AGA ADSs or NewCo Ordinary Shares (as applicable) are attributable; (iii) have not, in the case of individuals, within the past 5 (five) years been resident for tax purposes in the United Kingdom; (iv) are not carrying on a trade, profession, or vocation in the United Kingdom; (v) are the absolute beneficial owner of their AGA Ordinary Shares, AGA ADSs, or NewCo Ordinary Shares (as applicable) and any dividends paid in respect of them; (vi) hold their AGA Ordinary Shares or NewCo Ordinary Shares (as applicable) as an investment (rather than, for example, as securities realised in the course of trade); (vii) hold their AGA Ordinary Shares, AGA ADSs, or NewCo Ordinary Shares (as applicable) other than under a self-invested personal pension plan, individual savings account, or other regime providing for exemption from tax; and (viii) are not members of a special class of holders subject to special rules (including those detailed in Material Tax Consequences – Material U.K. Tax Consequences – Scope of Discussion);

1.95.	“Non-U.S. Shareholders” means an AGA Shareholder who is a non-resident of the United States;

1.96.	“NYSE” means the New York Stock Exchange;

1.97.	“NYSE Listing” means the proposed primary listing of the NewCo Ordinary Shares on the NYSE;

1.98.
“Operative Date” means the date, after the Fulfilment Date, on which the Scheme is to be implemented, being the later of: (a) the date set out in the Circular as being the “Operative Date”; (b) the day after the date, if any, on which the AGAH Sale has been implemented (which sale, it is recorded, shall occur after the Spin-Off Completion); or (c) such other date as may be agreed in writing between AGA and NewCo;

1.99.
“Pre-listing Statement” means this pre-listing statement posted by NewCo dated 7 July 2023, including all annexures and attachments hereto, which was prepared by NewCo in accordance with the JSE Listings Requirements for the purpose of the JSE Listing;

1.100.	“PwC” means PricewaterhouseCoopers Inc. (Registration No. 1998/012055/21), a personal liability company incorporated and registered under the laws of South Africa;

1.101.	“Rand” or “R” means the lawful currency of South Africa;

1.102.	“Redeemable Preference Shares” means 50,000 (fifty thousand) non-voting redeemable preference shares with a nominal value of GBP 1 (one Pound) each issued in the share capital of NewCo;

1.103.
“Reorganisation” means the series of inter-conditional transaction steps which will be implemented in the following sequence being the Spin-Off, the AGAH Sale and the Scheme, in order to procure that, following implementation of the foregoing, NewCo is established as the new holding company of the Group, with its primary listing on the NYSE and with secondary inward listings on the JSE and the A2X and a secondary listing on the GhSE, which is described in more detail in the Circular;

1.104.	“Reorganisation Conditions” means the suspensive conditions to which the completion of the Reorganisation is subject, as set out in paragraph 4.2 of this Pre-listing Statement;

1.105.	“Reorganisation Consideration” means collectively the Scheme Consideration Shares and the Spin-Off Shares;

1.106.
“Reorganisation Consideration Record Date” means 05:00 p.m. (South Africa Standard Time) on the date upon which an AGA Shareholder must be recorded in the AGA Register, in order to participate in the Spin-Off and the Scheme and to consequently receive the Spin-Off Shares and the Scheme Consideration Shares, being the “record date” set by the AGA Board for such purpose in terms of Section 59(1) of the Companies Act and the JSE Listings Requirements;

1.107.	“SARB” means the South African Reserve Bank;

1.108.	“Sarbanes-Oxley Act” means the U.S. Sarbanes-Oxley Act of 2002;

1.109.
“Scheme” means the scheme of arrangement in terms of Section 114 read with Section 115 of the Companies Act to be proposed by AGA to the AGA Shareholders, in terms of which the Scheme Participants will exchange their Scheme Shares for the right and obligation to receive, ipso facto and without any action on the part of such Scheme Participants, the respective pro rata portions of the Scheme Consideration Shares;

1.110.	“Scheme Consideration Shares” means such number of new NewCo Ordinary Shares as equate to the total number of Scheme Shares less the total number of Spin-off Shares;

1.111.
“Scheme Participants” means the AGA Shareholders who are recorded as such in the AGA Register on the Reorganisation Consideration Record Date and are entitled to receive the Scheme Consideration Shares being those AGA Shareholders who are registered as such in the AGA Register at the Reorganisation Consideration Record Date and who, by the Reorganisation Consideration Record Date, either:

1.111.1.	have not timeously delivered an appraisal rights demand to AGA in terms of Section 164(5) to 164(8) of the Companies Act; or

1.111.2.
have timeously delivered an appraisal rights demand to AGA in terms of Section 164(5) to 164(8) of the Companies Act but have had their rights reinstated in terms of Section 164(10) of the Companies Act;

1.112.	“Scheme Shares” means all of the AGA Shares held by the Scheme Participants at the Reorganisation Consideration Record Date;

1.113.	“Scheme Special Resolution” means the special resolution to be passed by the AGA Shareholders in accordance with Section 115(2)(a) of the Companies Act;

1.114.	“SDRT” means U.K. Stamp Duty Reserve Tax;

1.115.	“SEC” means the Securities and Exchange Commission of the United States;

1.116.	“Securities Act” means the U.S. Securities Act of 1933, as amended;

1.117.	“SENS” means the Stock Exchange News Service of the JSE;

1.118.
“Shareholders’ Meeting” means the meeting of the AGA Shareholders that will be held entirely by way of electronic communication on Friday, 18 August 2023 at 2:00 p.m. (South Africa Standard Time) or such other postponed date and time or location as determined in accordance with the provisions of the AGA Memorandum of Incorporation, the Companies Act and the JSE Listings Requirements, at which AGA Shareholders will be requested to consider and, if deemed fit, to pass, with or without modification, the resolutions set out in the Notice of Meeting of Shareholders attached to the Circular;

1.119.	“Slaughter and May” means Slaughter and May, an English general partnership whose offices are at One Bunhill Row, London EC1Y 8YY;

1.120.	“South Africa” means the Republic of South Africa;

1.121.	“South African AGA Shareholders” means an AGA Shareholder who is a resident of South Africa as contemplated in the Exchange Control Regulations;

1.122.	“South African NewCo Shareholders” means a NewCo Shareholder who is a resident of South Africa as contemplated in the Exchange Control Regulations;

1.123.
“Spin-Off” means the distribution in specie to all the Scheme Participants, pursuant to which AGA will direct NewCo, its wholly owned subsidiary, to issue 46,000 (forty six thousand) NewCo Ordinary Shares to such Scheme Participants on a pro rata basis, with the Spin-Off Subscription Consideration paid by AGA;

1.124.	“Spin-Off Completion” shall bear the meaning attributed thereto in the Circular;

1.125.	“Spin-Off Shares” means 46,000 (forty six thousand) NewCo Ordinary Shares;

1.126.	“Spin-Off Subscription Consideration” means USD 46,000 (forty six thousand Dollars) to be paid by AGA to NewCo in consideration for the Spin-Off Shares;

1.127.	“Sponsors” means the Transaction Sponsor and the JSE Sponsor, as the context may require;

1.128.
“Strate” means, as appropriate, the electronic clearing and settlement system for transactions that take place on the JSE and A2X which is managed by Strate Proprietary Limited (Registration No. 1998/022242/07), a private company duly incorporated in accordance with the laws of South Africa;

1.129.
“Subsidiary” means a subsidiary of a company as contemplated by Section 3 of the Companies Act including, for the avoidance of doubt, entities registered and incorporated outside of South Africa which would otherwise constitute a subsidiary if such entities were registered and incorporated in South Africa;

1.130.	“Takeover Regulations” means the Takeover Regulations set forth in chapter 5 (Fundamental Transactions and Takeover Regulations) of the Companies Regulations;

1.131.	“Tax Adviser” means Bowmans;

1.132.	“Transaction Advisers” means collectively the Financial Advisers, Sponsors, Independent Reporting Accountant, Tax Adviser and Legal Advisers;

1.133.
“Transaction Sponsor” means J.P. Morgan Equities South Africa Proprietary Limited (Registration No. 1995/011815/07), a private company incorporated and registered under the laws of South Africa, in its capacity as transaction sponsor to AGA;

1.134.
“Transfer Secretaries” means Computershare Investor Services Proprietary Limited (Registration No. 2004/003647/07), a private company incorporated under the company laws of South Africa, in its capacity as transfer secretary of AGA;

1.135.	“U.K. Companies Act” means the U.K. Companies Act of 2006;

1.136.	“U.K. Takeover Panel” means the U.K. Panel on Takeovers and Mergers;

1.137.	“United Kingdom” or “U.K.” means the United Kingdom of Great Britain and Northern Ireland, as constituted from time to time;

1.138.	“United States” or “U.S.” means the United States of America;

1.139.	“USD” or “Dollar” means the United States Dollar, being the lawful currency of the United States;

1.140.	“U.S. Exchange Agent” means Computershare Trust Company, N.A., a national association organised under the laws of the United States;

1.141.	“U.S. Federal Forum Provision” means the federal district courts of the U.S.;

1.142.	“U.S. Listing Rules” means, collectively, the U.S. federal securities laws, the SEC rules and/or the NYSE listing standards;

1.143.	“U.S. Shareholders” means an AGA Shareholder who is a resident of the United States; and

1.144.	“ZAR” or “Rand” or “R” means the South African Rand, being the lawful currency of South Africa.

Notes:

In this Pre-listing Statement, unless the context indicates a contrary intention:

1.
any word or expression defined in the JSE Listings Requirements, the Companies Act, the Takeover Regulations and/ or the Circular and not expressly defined in this Pre-listing Statement shall have the meaning given in the JSE Listings Requirements, the Companies Act, the Takeover Regulations and/or the Circular (as applicable);

2.	headings are to be ignored in construing this Pre-listing Statement;

3.	words importing:

3.1.	any one gender include the other of masculine, feminine and neuter;

3.2.	the singular include the plural and vice versa; and

3.3.	natural persons include created entities (corporate or unincorporate) and the state and vice versa;

4.	if figures are referred to in numerals and in words in this Pre-listing Statement and if there is any conflict between the two, the words shall prevail;

5.
expressions defined in the main body of this Pre-listing Statement shall bear the same meanings in schedules and/or annexures to this Pre-listing Statement which do not themselves contain their own conflicting definitions;

6.	references to a paragraph or Annexure are to a paragraph of, or Annexure to, this Pre-listing Statement or to an Annexure to the Circular as the context may require;

7.	any reference to a time of day is a reference to South Africa Standard Time (SAST), unless a contrary indication appears;

8.	a reference to any statute or statutory provision shall be construed as a reference to the same as it may have been, or may from time to time be, amended, modified, replaced or re-enacted;

9.	a reference to any other document referred to in this Pre-listing Statement is a reference to that other document as amended, revised, varied, novated or supplemented at any time;

10.
where any number of days is prescribed, those days shall be reckoned exclusively of the first and inclusively of the last day unless the last day falls on a day which is not a Business Day, in which event the last day shall be the next succeeding Business Day;

11.
the use of the word including, include/s, in particular or any similar such word followed by a specific example/s shall not be construed as limiting the meaning of the general wording preceding it and the eiusdem generis rule shall not be applied in the interpretation of such general wording or such specific example/s; and

12.
references to law or regulation or any similar such word shall be deemed to include the rules of any stock exchange by which AGA and NewCo are bound, and specifically includes the JSE Listings Requirements.

SALIENT DATES AND TIMES

The definitions and interpretations commencing on page 17 of this Pre-listing Statement apply, unless the context clearly indicates otherwise, to this section on Salient Dates and Times.

Key action	Day	2023
Date on which AGA Shareholders must be recorded in the AGA Register to receive the Disclosure Package	Friday	30 June
Posting of the Disclosure Package to AGA Shareholders and Notice of the Shareholders’ Meeting released on SENS	Friday	7 July
Last day to trade in AGA Ordinary Shares in order to be recorded in the AGA Register on the Voting Record Date (Voting Last Day to Trade)	Monday	7 August
Voting Record Date for AGA Shareholders to be recorded in the AGA Register in order to be eligible to vote at the Shareholders’ Meeting (Shareholders’ Meeting Voting Record Date)	Friday	11 August
For administrative purposes, date by which Forms of Proxy for the Shareholders’ Meeting are requested to be lodged	Wednesday	16 August
Last date and time for AGA Shareholders to give notice to AGA objecting to the Scheme Special Resolution and/or the AGAH Sale Special Resolution in terms of Section 164 of the Companies Act, at any time before the voting on Scheme Special Resolution and/or the AGAH Sale Special Resolution takes place
	Friday	18 August
Shareholders’ Meeting at 2:00 p.m. South African time (09:00 a.m. New York time)	Friday	18 August
Results of Shareholders’ Meeting released on SENS	Monday	21 August
Results of Shareholders’ Meeting published in the South African press	Tuesday	22 August
If the Reorganisation is approved by AGA Shareholders at the Shareholders’ Meeting:
Last day for AGA Shareholders who voted against the Scheme and/or AGAH Sale to require AGA to seek court approval for the Scheme and/or AGAH Sale in terms of Section 115(3)(a) of the Companies Act	Friday	25 August
Last day for AGA to send notice of adoption of Scheme Special Resolution and/or the AGAH Sale Special Resolution to Dissenting AGA Shareholders, in accordance with Section 164(4) of the Companies Act	Friday	1 September
Last day for an AGA Shareholder who voted against the Scheme and/or AGAH Sale to apply to court for leave to apply for a review of the Scheme and/or AGAH Sale in terms of Section 115(3)(b) of the Companies Act
	Friday	1 September
Last day for an AGA Shareholder who gave notice to AGA objecting to the Scheme and/ or AGAH Sale in terms of Section 164 of the Companies Act, to make a demand against AGA as contemplated in Section 164(7) of the Companies Act (assuming AGA provides the notice contemplated in Section 164(4) of the Companies Act on the last possible day)
	Friday	29 September
The following dates assume that no court approval or review of the Scheme and/or AGAH Sale is required and will be confirmed in the Finalisation Date announcement if the Scheme and/or AGAH Sale becomes unconditional:

Finalisation Date announcement released on SENS (Reorganisation unconditional in every respect) at 10:00 am	Tuesday	12 September
Finalisation Date announcement published in the South African press	Wednesday	13 September
Last Day to Trade in AGA Ordinary Shares in order to receive the NewCo Ordinary Shares to be issued pursuant to the Reorganisation (Reorganisation Last Day to Trade)	Tuesday	19 September
Trading of AGA Ordinary Shares on the JSE and A2X is suspended	Wednesday	20 September
Secondary inward listing of NewCo (NewCo Ordinary Shares) ISIN No. GB00BRXH2664 with alpha code: ANG and short name “ANGGOLD” on the JSE and A2X with effect from the commencement of business (09:00 am South Africa Standard Time)
	Wednesday	20 September

Key action	Day	2023
Record Date on which AGA Shareholders must be recorded in the AGA Register to receive the NewCo Ordinary Shares to be issued pursuant to the Reorganisation (Reorganisation Consideration Record Date)	Friday	22 September
Scheme Operative Date / Implementation date of the Reorganisation	Monday	25 September
Primary listing of NewCo (NewCo Ordinary Shares) on NYSE with effect from the commencement of business (09:30 am (GMT -04:00), being 3:30 pm South Africa Standard Time)	Monday	25 September
NewCo Ordinary Shares issued and shareholder accounts with CSDPs / brokers credited with NewCo Ordinary Shares	Tuesday	26 September
Secondary listing of NewCo (NewCo Ordinary Shares and NewCo GhDSs) on the GhSE with effect from the commencement of business (09:00 am South Africa Standard Time)	Tuesday	26 September
Listing of AGA Ordinary Shares on the JSE terminated	Wednesday	27 September

Notes:

1.
All dates and times in respect of the Reorganisation are subject to change by mutual agreement between AGA and NewCo and/or to the extent required obtaining the approval of the JSE, NYSE and the Takeover Regulation Panel established by Section 196 of the Companies Act. The dates have been determined based on assumptions regarding the dates by which certain regulatory approvals will be obtained and that no court approval or review of the Reorganisation will be required. Any change to the dates and times will be released on SENS and filed or furnished with the SEC.

2.
As the salient dates and times are subject to change, they may not be regarded as consent or dispensation for any time periods which may be required in terms of the Companies Act or the Companies Regulations, where applicable, and any such consents or dispensations must be specifically applied for and granted.

3.	All times given in this Pre-listing Statement are, unless the context indicates to the contrary, a reference to South Africa Standard Time.

4.
For the timetable relating to AGA ADSs, AGA ADS Holders should refer to the Form F-4 (File No. 333-272867) and the notice and instructions provided by the ADS Depositary. Holders of AGA ADSs in a securities account through a broker or other securities intermediary should refer to the Form F-4 and the notice and instructions provided by their intermediary.

5.
Any AGA Shareholder which wishes to give notice to AGA objecting to the AGAH Sale Special Resolution and/or the Scheme Special Resolution may to do so at the Shareholders’ Meeting immediately before the AGAH Sale Special Resolution or the Scheme Special Resolution, as the case may be, is voted on.

EXECUTIVE SUMMARY

The following summary highlights information related to the Reorganisation contained in the Circular. This summary is not complete and does not contain all of the information that may be important to you. To understand the Reorganisation, you should carefully read the Disclosure Package in its entirety and the documents incorporated by reference in this Pre-listing Statement.

1.	SUMMARY OF THE REORGANISATION

1.1.	On 12 May 2023, AGA publicly announced the Reorganisation, comprising the three sequential, separate and inter- conditional transaction steps consisting of:

1.1.1.	Spin-Off

AGA effecting a distribution in specie to the Scheme Participants, as at the Reorganisation Consideration Record Date, pursuant to which AGA will direct NewCo, its wholly-owned Subsidiary at that time, to issue the Spin-Off Shares to the Scheme Participants on a pro rata basis with the aggregate subscription price of USD 46,000 (forty six thousand Dollars) paid by AGA, resulting in NewCo ceasing to be a subsidiary of AGA;

1.1.2.	AGAH Sale

NewCo has made an irrevocable offer to AGA to purchase 100% (one hundred percent) of the issued shares in AGAH, which holds all of the operations and assets of AGA and its subsidiaries located outside of the Republic of South Africa. It is the present, non-binding intention of AGA to accept the Irrevocable Offer to Purchase; and

1.1.3.	Scheme

AGA implementing a scheme of arrangement in terms of Section 114(1) read with Section 115 of the Companies Act between AGA and the AGA Shareholders, proposed by the AGA Board whereby NewCo will acquire all of the issued AGA Ordinary Shares from the AGA Shareholders in consideration for the right and obligation to receive, ipso facto and without any action on the part of such AGA Shareholders, the respective pro rata portions of the Scheme Consideration Shares.

1.2.	Upon completion of the Reorganisation, NewCo will be the listed parent company of the Group and each of AGA and AGAH will be a direct, wholly-owned Subsidiary of NewCo.

1.3.
AGA and NewCo have entered into the Implementation Agreement, in relation to, amongst other things, the Spin-Off and the Scheme, and NewCo made, and delivered to AGA, the Irrevocable Offer to Purchase, in relation to the AGAH Sale, on 12 May 2023:

1.3.1.
The Implementation Agreement contains, amongst other things, the Reorganisation Conditions, provisions regarding the implementation of the Reorganisation, and certain representations and warranties given by each of AGA and NewCo.

1.3.2.
The Irrevocable Offer to Purchase sets out, amongst other things, the terms of NewCo’s irrevocable offer to AGA to purchase 100% (one hundred percent) of the shares in AGAH in consideration for the issue of the NewCo Notes.

1.4.
The implementation of the Reorganisation is subject to the fulfilment or waiver (to the extent permitted by applicable law and the Implementation Agreement), as the case may be, of the Reorganisation Conditions including, amongst others, approval of the AGAH Sale and the Scheme by the AGA Shareholders in terms of the AGAH Sale Special Resolution and the Scheme Special Resolution. If all of the Reorganisation Conditions are not fulfilled or fulfilment is not waived (to the extent permitted by applicable law and the Implementation Agreement), as the case may be, by the Longstop Date, the Reorganisation will not be implemented and the AGA Shareholders, AGA ADS Holders and AGA GhDS Holders will retain their AGA Ordinary Shares, AGA ADSs and AGA GhDSs, respectively.

1.5.
As a result of the Reorganisation, each Scheme Participant will beneficially own one NewCo Ordinary Share for each AGA Share held on the Reorganisation Consideration Record Date, and the existing AGA Shareholders will hold the same percentage of NewCo Ordinary Shares as they held of AGA Ordinary Shares on the Reorganisation Consideration Record Date (subject to any adjustments to reflect the exercise of appraisal rights as contemplated in paragraph 14 (Dissenting AGA Shareholders’ Appraisal Rights). Based on the current number of issued AGA Ordinary Shares, NewCo will issue up to approximately 419,612,543 (four hundred and nineteen million six hundred and twelve thousand five hundred and forty three) NewCo Ordinary Shares in the Reorganisation (subject to the aforesaid adjustments to reflect the exercise of appraisal rights). NewCo will have sufficient authority to allot and issue the Spin-Off Shares and the Scheme Consideration Shares to the Scheme Participants.

1.6.	The NewCo Ordinary Shares to be issued pursuant to the Reorganisation will have a primary listing on the NYSE and secondary inward listings on the JSE and A2X and a secondary listing on the GhSE.

Additionally, NewCo expects the NewCo GhDSs to be listed on the GhSE. Following the implementation of the Reorganisation, the AGA Ordinary Shares will be delisted from the JSE in terms of paragraph 1.17(b) of the JSE Listings Requirements and AGA will procure the delisting of the AGA Ordinary Shares from the A2X and from the GhSE and the delisting of the AGA GhDSs from the GhSE. The AGA ADSs will also be delisted from the NYSE and the AGA ADS Program will be terminated upon completion of the Reorganisation. AGA resolved to terminate its listing on the ASX regardless of whether the Reorganisation is implemented. AGA received approval to voluntarily delist from the ASX (which occurred on or about 27 June 2023).

1.7.	For a full understanding of the Reorganisation, the Disclosure Package should be read in its entirety.

2.	RATIONALE FOR THE REORGANISATION

2.1.
The purpose of the Reorganisation is to enhance the Group’s strategic position. While the business carried out by the Group following the implementation of the Reorganisation will remain the same, AGA intends to change its primary listing from the JSE to the NYSE in connection with the Reorganisation. AGA believes that a primary listing on the NYSE will broaden the appeal of the Group to North American and international investors, which could generate incremental demand and share trading liquidity and improve valuation comparisons with North American industry peers. Additionally, NewCo’s incorporation in the United Kingdom will take the Group to a leading, low-risk jurisdiction where the Group already has a corporate presence.

2.2.
The AGA Board unanimously approved the proposal of the Reorganisation at a meeting held on 11 May 2023. In reaching its decision, the AGA Board consulted with AGA’s management and legal, financial and tax advisers, and considered a variety of factors, including the following:

2.2.1.	Enhancing access to deeper pools of capital

AGA believes that a change in primary listing to the NYSE will increase access and broaden appeal to North American and other international investors. AGA believes this enhanced position could generate incremental demand and share trading liquidity. AGA also expects the broader investment appeal and related shift in regulatory environment to enhance the Group’s strategic and financing flexibility.

2.2.2.	Improving the Group’s competitive position in line with its global peers

Major global gold mining peers with primary listings in North America have significantly higher valuations and greater trading liquidity on U.S. exchanges than the Group does. AGA believes that a change in primary listing to the NYSE will increase the Group’s proximity to North American institutional investors and analysts, which is expected to improve valuation comparisons to North American peers and enhance share trading liquidity.

2.2.3.	Redomiciling to a leading, low-risk jurisdiction where the Group has a corporate presence

As a result of the Reorganisation, all of the Group’s operating entities will be held under NewCo, a U.K. incorporated entity subject to English corporate law. AGA believes this will provide an efficient legal, regulatory and tax framework for the Group and its shareholders which is expected to enhance strategic and financing flexibility thereby broadening the appeal of the Group to investors. AGA also expects to build upon the existing corporate infrastructure, relationships and knowledge of the Group in the United Kingdom, which stems from the management of AGAH, AGA’s principal holding company subsidiary, having been tax resident and headquartered there since 2017.

2.2.4.	Minimal disruption for existing stakeholders

In addition to a primary listing of the NewCo Ordinary Shares on the NYSE, NewCo will seek secondary inward listings on the JSE and A2X in South Africa and a secondary listing on the GhSE in Ghana. As a result, the Group will continue to build upon established listings and pools of liquidity. Furthermore, the Group proposes no changes to the membership of the board or to management, who remain focused on executing the Group’s strategy. The Reorganisation is not expected to result in any job losses, and certain core corporate functions servicing the Group are expected to maintain a presence in South Africa. In addition, the transaction costs and expenses of implementing the Reorganisation and the NewCo Notes Distribution, which are largely tied to factors such as the fair market value of AGAH (which in turn is related to, and driven by factors similar to that which determine, AGA’s market capitalisation) and the ZAR/USD exchange rate, in each case on the Operative Date, are expected to be non-recurring. Based on current legislation, an assumed market capitalization of AGA of ZAR 186,115 million, an AGA share price of ZAR 444 and a ZAR/USD exchange rate of 18.19, each as of 19 June 2023, these transaction costs and expenses are estimated to be approximately $482 million, representing approximately 5% (five percent) of the market capitalisation of AGA, consisting primarily of tax costs payable in South Africa and Australia of approximately $422 million as well as transaction expenses. The Reorganisation and the NewCo Notes

Distribution will trigger transactions costs and expenses and are not expected to result in any significant cost savings or synergies. (See the paragraph entitled “Tax Consequences of the Reorganisation and the NewCo Notes Distribution for the Group” on page 72 of this Pre-listing Statement).

2.2.5.	Continuity of shareholding structure

The Reorganisation will allow existing AGA Shareholders to maintain their investment in the Group in the same percentages as they held prior to the implementation of the Reorganisation (subject to any adjustments to reflect the exercise of appraisal rights please see paragraph 14 (Dissenting AGA Shareholders’ Appraisal Rights)).

2.2.6.	Tax treatment

The Reorganisation is not expected to be subject to U.S. federal or South African income tax generally, or to U.K. income tax or corporation tax for Non-U.K. Holders (as defined below), and is expected to be broadly tax neutral for the Group on a going-forward basis, following the payment of one-off transaction taxes in South Africa and Australia.

2.2.7.	Accounting treatment

Please refer to paragraph 6.2 of this Pre-listing Statement.

2.2.8.	The AGA Board also considered potential negative consequences and risks that may arise from the Reorganisation, including the following factors:

2.2.8.1.	Significant transaction costs and expenses

While the Group will incur significant non-recurring transaction costs and expenses in connection with the implementation of the Reorganisation and the NewCo Notes Distribution, the Reorganisation is not expected to result in any significant cost savings or synergies for the Group, despite the other benefits outlined above; and

2.2.8.2.	Risk of failure to timely implement the Reorganisation

Failure to timely implement the Reorganisation could negatively affect the market price of AGA Ordinary Shares and AGA ADSs.

2.3.	However, the AGA Board concluded unanimously that the expected benefits of the Reorganisation outweigh the potential negative consequences and risks.

2.4.
This discussion of the information and factors considered by the AGA Board in making its decision is not intended to be exhaustive but includes the material factors considered by the AGA Board. The AGA Board did not consider it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision, nor did it evaluate whether these factors were of equal importance. In addition, each member of the AGA Board may have given different weight to the various factors. The determination of the AGA Board was made after consideration of all of the factors together.

2.5.
The only relevant remaining South African subsidiaries and associates of the Group are AGA’s interest in Rand Refinery Proprietary Limited (42.41%), AGRe Insurance Company Limited (100%) and Agent K Proprietary Limited (16.95%), a company managing the silicosis settlement. In addition, AGA has certain “legacy” liabilities being the post-retirement medical obligation and the silicosis liability.

2.6.
AGA will be released from all guarantees regarding group debt and the Group (through AGAH and the Credit Support Agreement) will provide credit support to AGA post implementation and to the extent required.

2.7.
The foregoing discussion of the AGA Board’s consideration of the factors supporting the Reorganisation is forward- looking in nature. This information should be read in light of the factors discussed in the section entitled “Forward- Looking Statements” on page 10 of this Pre-listing Statement.

2.8.	The following simplified diagrams illustrate:

2.8.1.	the current structure of the Group; and

2.8.2.	the structure of the Group following the implementation of the Reorganisation.

The diagram below depicts, in simplified form, the organisational structure of the Group as it is expected to be immediately prior to the implementation of the Reorganisation.

AGA Shareholders
AngloGold Ashanti Limited (“AGA”) *
Remaining SA Subsidiaries and Associates
AngloGold Ashanti plc (“NewCo”)
AngloGold Ashanti Holdings plc (“AGAH”)
International Subsidiaries
South Africa incorporated / South Africa tax resident
English incorporated / U.K. tax resident
Other jurisdiction incorporated / Other jurisdiction U.K. tax resident
* Denotes a listed entity

The diagram below depicts, in simplified form, the organisational structure of the Group as it is expected to be immediately following the implementation of the Reorganisation (i.e. post the implementation of the Spin-Off, AGAH Sale and the Scheme).

AGA Shareholders
AngloGold Ashanti plc ("NewCo") *
AngloGold Ashanti Limited ("AGA")
AngloGold Ashanti Holdings plc ("AGAH")
Remaining SA Subsidiaries and Associates
International Subsidiaries

- South Africa incorporated / South Africa tax resident
- English incorporated / U.K. tax resident
- Other jurisdiction incorporated / Other jurisdiction tax resident

* Denotes a listed entity

3.	EFFECT OF THE REORGANISATION

If the Reorganisation is implemented, with effect from the Operative Date:

3.1.	NewCo will own all of AGA’s existing assets with:

3.1.1.
the same underlying shareholders as AGA immediately prior to implementation of the Reorganisation (subject to any adjustments to reflect the exercise of appraisal rights (see paragraph 14 (Dissenting AGA Shareholders’ Appraisal Rights));

3.1.2.
the business carried out by NewCo and its Subsidiaries immediately following the Reorganisation being the same as the business carried out by AGA and its Subsidiaries immediately prior to the implementation of the Reorganisation;

3.1.3.	a primary listing on the NYSE; and

3.1.4.	secondary inward listings on the JSE and A2X and a secondary listing on the GhSE.

3.2.	NewCo will be the listed parent company of the Group and each of AGA and AGAH will be a direct, wholly-owned Subsidiary of NewCo with AGAH being a Major Subsidiary;

3.3.
the AGA Ordinary Shares will be delisted from the JSE in terms of paragraph 1.17(b) of the JSE Listings Requirements and AGA will procure the delisting of the AGA Ordinary Shares from the A2X and from the GhSE and the delisting of the AGA GhDSs from the GhSE;

3.4.	the AGA ADSs will also be delisted from the NYSE and the AGA ADS Program will be terminated and NewCo will not establish an American depositary share programme for the NewCo Ordinary Shares;

3.5.	no changes to the withholding tax rates for South African shareholders and no South African withholding tax on dividends for other shareholders; and

3.6.
South African shareholders being able to hold NewCo Ordinary Shares on the South African register of NewCo without using their foreign investment allowance and continue to trade their NewCo Ordinary Shares on the South African capital markets.

4.	SALIENT TERMS AND CONDITIONS OF THE REORGANISATION

4.1.	Overview of the Reorganisation

4.1.1.
In anticipation of the Reorganisation, AGA has incorporated a new Subsidiary, NewCo, under the laws of England and Wales. The Reorganisation comprises three sequential, separate and inter-conditional transaction steps consisting of:

4.1.1.1.	the Spin-Off;

4.1.1.2.	the AGAH Sale; and

4.1.1.3.	the Scheme,

pursuant to the Implementation Agreement and the Irrevocable Offer to Purchase, as applicable. Upon completion of the Reorganisation, NewCo will be the listed parent company of the Group and each of AGA and AGAH will be a direct, wholly-owned Subsidiary of NewCo with AGAH being a Major Subsidiary.

4.1.2.
In the Spin-Off, AGA will effect a distribution in specie to the Scheme Participants, pursuant to which AGA will direct NewCo, its wholly-owned Subsidiary at that time, to issue the Spin-Off Shares to the Scheme Participants on a pro rata basis, with the Spin-Off Subscription Consideration being paid by AGA.

4.1.3.
In the AGAH Sale, NewCo has made, pursuant to the Irrevocable Offer to Purchase, an irrevocable offer to AGA to purchase 100% (one hundred percent) of the shares in AGAH, which holds all of the operations and assets of AGA and its Subsidiaries located outside of South Africa, in consideration for the issue by NewCo to AGA of the NewCo Notes. The AGAH Sale, if AGA accepts the Irrevocable Offer to Purchase following the Spin-Off Completion, will constitute a disposal as contemplated in Section 112 and Section 115 of the Companies Act given that NewCo will not be a Subsidiary of AGA following the Spin-Off Completion. It is the present, non-binding intention of AGA to accept the Irrevocable Offer to Purchase.

4.1.4.
In the Scheme, which is a scheme of arrangement pursuant to Section 114(1) read with Section 115 of the Companies Act between AGA and the AGA Shareholders, proposed by the AGA Board, NewCo will acquire all of the issued AGA Ordinary Shares from the Scheme Participants in consideration for a right and obligation to receive ipso facto and without any action on the part of such Scheme Participants, the respective pro rata portions of the Scheme Consideration Shares.

4.1.5.
Following completion of the Reorganisation, AGA will declare as a distribution in specie to its shareholder, NewCo, a portion of the NewCo Notes, which will then be cancelled. AGA will retain a number of NewCo Notes that have the face value equal to the aggregate amount of South African dividends withholding tax payable by AGA as a result of the aforementioned distribution of NewCo Notes to NewCo.

4.1.6.
The failure or inability to implement any one or more of the Spin-Off, the AGAH Sale and the Scheme will result in the failure of all of the steps comprising the Reorganisation and any steps already completed shall be unwound.

4.1.7.
As a result of the Reorganisation, each Scheme Participant will beneficially own one NewCo Ordinary Share for each AGA Share (including the AGA Ordinary Shares represented by AGA ADSs) held on the Reorganisation Consideration Record Date, and the existing AGA Shareholders will hold the same percentage of NewCo Ordinary Shares as they held of AGA Ordinary Shares on the Reorganisation Consideration Record Date (subject to any adjustments to reflect the exercise of appraisal rights as contemplated in paragraph 14 (Dissenting AGA Shareholders’ Appraisal Rights)).

4.1.8.
The completion of the Reorganisation is subject to the fulfilment or, alternatively, the waiver (to the extent permitted by applicable law, the Implementation Agreement and the Irrevocable Offer to Purchase (as the case may be)) of the fulfilment, as the case may be, of certain Reorganisation Conditions, the details of which are set out in the Circular and which are repeated in paragraph 4.2 of this Pre-listing Statement.

4.1.9.	With effect from the Operative Date, Scheme Participants, shall be deemed to have:

4.1.9.1.	disposed of their AGA Shares to NewCo, who will acquire ownership of such AGA Shares, in exchange for the NewCo Ordinary Shares, subject to the provisions of the Implementation Agreement;

4.1.9.2.	authorised AGA and/or the Transfer Secretaries on their behalf to transfer the AGA Shares to NewCo; and

4.1.9.3.	authorised the CS Depositary Nominee (as nominee for the CS Depositary) to receive the NewCo Ordinary Shares from NewCo on the terms and in the manner set out in the Implementation Agreement.

4.2.	Reorganisation Conditions (see page 34 of the Circular)

The Implementation Agreement and the Irrevocable Offer to Purchase are subject to the fulfilment or, alternatively, the waiver of the fulfilment, as the case may be (to the extent permitted by applicable law and the terms of the Implementation Agreement), of the Reorganisation Conditions by no later than the Longstop Date. The Reorganisation Conditions, and their respective status as at the Last Practicable Date, are as follows:

Reorganisation Conditions		Status
1.	The Irrevocable Offer to Purchase has been signed by NewCo and delivered to AGA.	Completed
2.	NewCo has procured that the NewCo Ordinary Shares are approved for listing on the NYSE, subject only to official notice of issuance.	Outstanding on Last Practicable Date
3.	The Independent Expert:	Completed / completed by Last Practicable Date

●  has issued a final report dealing with the matters listed in Section 114(3) of the Companies Act and (to the extent necessary) Regulation 90 and such report is distributed to all of the AGA Shareholders; and

● has expressed a fair and reasonable opinion as required in Regulation 110(1) and defined in Regulation 81(h).
4.	Should the implementation of the AGAH Sale and/or Scheme be subject to approval by a court in terms of the provisions of Section 115(2)(c) of the Companies Act, such approval has been obtained.	Outstanding on Last Practicable Date
5.
AGA has not, by the expiry of the 20 business day period contemplated in Section 164(7)(a) or 164(b) of the Companies Act (as the case may be), received valid demands as contemplated in Section 164(5) to (8) of the Companies Act (whether in relation to the AGAH Sale or the Scheme) which in aggregate represent more than 3.5% (three point five percent) of the voting rights attaching to the AGA Ordinary Shares.
Outstanding on Last Practicable Date
6.	The AGA Shareholders have passed the resolution required in terms of Section 112, as read with Section 115(2), of the Companies Act to approve the AGAH Sale.	Outstanding on Last Practicable Date

Reorganisation Conditions		Status
7.
The AGA Shareholders have passed such resolutions by the requisite majority of AGA Shareholders as may be required in terms of the Companies Act and the Companies Regulations to approve the Scheme, including in particular, the resolution contemplated in Section 115(2) of the Companies Act.
Outstanding on Last Practicable Date
8.	The AGA Shareholders have conditionally passed special resolutions pursuant to Section 164(9)(c) of the Companies Act revoking each of the resolutions referred to in rows 6 and 7 above.	Outstanding on Last Practicable Date
9.	Such approvals from the JSE as may be required by and in terms of the JSE Listings Requirements in connection with the Reorganisation have been received, including (among other things):	Completed / completed by Last Practicable Date

●  the approval by the JSE of the AGAH Sale and the Scheme (such approval being in such form as is customarily issued by the JSE to in relation to transactions similar to the AGAH Sale and the Scheme) and of all documentation required by the JSE to be submitted to it in connection with the AGAH Sale and the Scheme; and

●  the admission to listing by way of the secondary inward listing of all NewCo Ordinary Shares on the Main Board of the JSE, including in particular, the Subscription Shares and the Scheme Consideration Shares, and the approval by the JSE of all documentation required by the JSE to be submitted to it in connection with the JSE Listing.

10.
The SEC has made a declaration confirming the effectiveness of the registration statement on Form F-4 and no stop order suspending the effectiveness of such registration statement on Form F-4 is in effect and no proceedings for such purpose are pending before or threatened by the SEC.
Outstanding on Last Practicable Date
11.
NewCo, AGA and AGAH have executed and delivered to The Bank of New York Mellon, as trustee, in form satisfactory to The Bank of New York Mellon acting reasonably, an indenture supplemental to the indenture dated as of 28 April 2010, and entered into between AGAH (as issuer), AGA (as guarantor) and the aforesaid trustee, in connection with the assumption by NewCo of the due and punctual performance of the guarantees and the performance or observance of every covenant of the aforesaid indenture on the part of AGA to be performed or observed, which supplemental indenture will become effective upon the implementation of the AGAH Sale.
Outstanding on Last Practicable Date
12.
If and to the extent required, any other regulatory approvals, consents or rulings necessary to implement the Reorganisation have been obtained (excluding the requirement that the Takeover Regulation Panel has issued a compliance certificate in respect of the AGAH Sale and/or the Scheme, in terms of Section 119(4)(b) of the Companies Act).
Outstanding on Last Practicable Date
13.	AGA has not, prior to 10:00 a.m. South Africa Standard Time on Longstop Date exercised its right to cancel the Implementation Agreement as a result of the occurrence of a Material Adverse Effect.	Outstanding on Last Practicable Date

4.2.1.
AGA and NewCo are required to use their reasonable commercial endeavours and to cooperate with each other in good faith to achieve the fulfilment of the Reorganisation Conditions on or before the Longstop Date.

4.2.2.
If the Reorganisation Conditions are not fulfilled or fulfilment is not waived, as the case may be (where permitted), by the Longstop Date, the rights and obligations of AGA and NewCo under the Implementation Agreement, as set out in the immediately operative provisions of the Implementation Agreement, will remain in full force and effect and the status quo ante will be restored as near as may be possible and neither AGA nor NewCo will have any claim against any other, save for any claims arising from a breach of the obligations referred to in paragraph 4.2.1 above and/or any prior breach of any of the provisions of the Implementation Agreement and/or the Irrevocable Offer to Purchase which became effective prior to the Fulfilment Date.

4.2.3.
If the requisite majority of AGA Shareholders do not approve each of the Scheme and the AGAH Sale at the Shareholders’ Meeting, or if the Reorganisation is not implemented for any other reason, the holders of AGA Ordinary Shares and AGA ADSs will continue to hold their AGA Ordinary Shares and AGA ADSs, respectively, and any exercise of Appraisal Rights by AGA Shareholders will not be effective. In that case, AGA will continue to be the holding company of the Group and will remain a publicly traded company with AGA Ordinary Shares listed on the JSE and AGA ADSs listed on the NYSE, as well as listings on the A2X and the GhSE. AGA resolved to terminate its listing on the ASX regardless of whether the Reorganisation is implemented. AGA received approval to voluntarily delist from the ASX (which occurred on or about 27 June 2023).

4.2.4.
To the extent one or both of the AGAH Sale and the Scheme are not ultimately implemented after the Spin- Off and, if applicable, the AGAH Sale is implemented, the steps that have been completed will be unwound.

4.3.	SARB Conditions

Approval from SARB, the South African National Treasury and the South African Minister of Finance for the implementation of the Reorganisation was obtained on 29 March 2023 subject to certain conditions, including that:

4.3.1.	neither AGA nor any other South African Subsidiary of the Group will provide any guarantees in order to enable the Reorganisation;

4.3.2.
NewCo has undertaken to nominate 2 (two) representatives from South Africa for election by shareholders to the NewCo Board at each annual general meeting for 5 (five) years following completion of the Reorganisation and to nominate at least 1 (one) representative from South Africa for election by shareholders to the NewCo Board at each annual general meeting thereafter;

4.3.3.
NewCo has given undertakings of the future economic role it will play in South Africa, including that certain core corporate functions servicing the Group will retain a presence in South Africa and there will be no job losses or effective change to AGA’s current footprint in South Africa as a function of the Reorganisation;

4.3.4.	dividends funded from South African sources and which are due to South African NewCo shareholders will be paid in South Africa; and

4.3.5.
the NewCo Ordinary Shares will be secondary listed on a South African stock exchange and NewCo will maintain a South African register on a South African stock exchange through which the NewCo Ordinary Shares held by South Africans will be held. In connection with the secondary listing of the NewCo Ordinary Shares on a South African stock exchange, the NewCo Ordinary Shares listed on a South African stock exchange will be classified as domestic assets for South African exchange control purposes, all trade and settlement of NewCo Ordinary Shares held by South Africans must take place through the South African stock exchange at market related prices in Rand terms, NewCo must appoint an authorised dealer as defined in accordance with South African regulations to report and manage fund flows due to and raised from South African NewCo Shareholders in a manner that does not cause any distortions or volatility to relevant exchange rates and South African NewCo Shareholders will be required to hold their NewCo Ordinary Shares on a South African stock exchange unless specific prior approval is obtained from the SARB.

4.4.	Reorganisation Consideration (see page 34 of the Circular)

4.4.1.
The Reorganisation Consideration consists of the NewCo Ordinary Shares to be issued to the Scheme Participants in connection with the Spin-Off (being the Spin-Off Shares) and the Scheme (being the Scheme Consideration Shares). As a result of the Reorganisation, each Scheme Participant will beneficially own one NewCo Ordinary Share for each AGA Ordinary Share (including AGA Ordinary Shares represented by AGA ADSs) held on the Reorganisation Consideration Record Date, and the Scheme Participants will hold the same percentage of NewCo Ordinary Shares as they held of the AGA Ordinary Shares on the Reorganisation Consideration Record Date (subject to any adjustments to reflect the exercise of appraisal rights as contemplated in paragraph 14 (Dissenting AGA Shareholders’ Appraisal Rights). The rights, terms, privileges and limitations attaching to the NewCo Ordinary Shares are described in paragraphs 65 to 69 (Description of NewCo Ordinary Shares, Description of NewCo’s Articles and Related Regulation). In order to receive the Reorganisation Consideration, holders of AGA Ordinary Shares must be recorded in the AGA Register on the Reorganisation Consideration Record Date and AGA ADS Holders and holders of AGA GhDSs must be recorded on the applicable depositary register at 5:00 p.m. on the Reorganisation Consideration Record Date in the jurisdiction of the applicable depositary.

4.4.2.
Each Scheme Participant will receive the Reorganisation Consideration in dematerialised form, on the terms and in the manner set out in the Circular (see paragraph 7.6 (Settlement of the Reorganisation Consideration) of the Circular. NewCo will have sufficient authority to allot and issue to each Scheme Participant as many NewCo Ordinary Shares as may be required to fully satisfy the Reorganisation Consideration. AGA Shareholders are reminded that the settlement of the Reorganisation Consideration is subject to the Exchange Control Regulations. The salient Exchange Control provisions are set out in the “Exchange Control Regulations” on page 63 of this Pre-listing Statement.

4.4.3.
AGA has resolved to terminate the AGA ADS Program upon completion of the Reorganisation. AGA expects to instruct the ADS Depositary to distribute a notice to the holders of all outstanding AGA ADSs in accordance with the AGA Deposit Agreement for the AGA ADS Program, at least 30 (thirty) days prior to the Operative Date to amend and terminate the AGA Deposit Agreement on the Operative Date. Upon completion of the Reorganisation and the termination of the AGA Deposit Agreement, the ADS Depositary will be discharged from all obligations under the AGA Deposit Agreement and the U.S. Exchange Agent will manage the exchange of AGA ADSs for NewCo Ordinary Shares.

5.	DEMATERIALISATION OF THE NEWCO ORDINARY SHARES

The NewCo Ordinary Shares will be issued by NewCo to the Scheme Participants in dematerialised form only (the “Dematerialised Shares”). Accordingly, all of the Scheme Participants must appoint a CSDP under the terms of the Financial Markets Act, directly or through a broker, to receive and hold the Dematerialised Shares on their behalf. Dematerialised Shares are shares that have been Dematerialised (the process whereby physical share certificates are replaced with electronic records evidencing ownership of shares for the purpose of Strate, as contemplated in the Financial Markets Act) and are “uncertificated securities” as defined in the Companies Act.

6.	ACCOUNTING MATTERS

6.1.
NewCo was incorporated on 10 February 2023 and prior to the implementation of the Reorganisation, NewCo will own no material assets and will not operate any business. For this reason, financial statements of NewCo are not available. The historical column in the condensed statement of financial position and statement of profit or loss included in this Pre-listing Statement has been derived from the audited consolidated financial statements of AGA.

6.2.
AGA has an accounting year end of 31 December. AGA prepares its consolidated financial statements in conformity with IFRS, the South African Institute of Chartered Accountants (SAICA) Financial Reporting Guides, as issued by the Accounting Practices Committee and Financial Pronouncements as issued by Financial Reporting Standards Council and the requirements of the Companies Act of South Africa. In evaluating the requirements of IFRS 3 Business Combinations, no party to the Reorganisation can be identified as an accounting acquirer. Upon the implementation of the Reorganisation, the existing AGA Shareholders are expected to beneficially own the same percentage of NewCo Ordinary Shares as they held in AGA Ordinary Shares immediately prior to the implementation of the Reorganisation (subject to adjustments to reflect any exercise of appraisal rights as described under the “Dissenting AGA Shareholders’ Appraisal Rights” section of this Pre-listing Statement). Further, the business carried out by NewCo and its Subsidiaries immediately following the Reorganisation will be the same as the business carried out by AGA and its Subsidiaries immediately prior to the implementation of the Reorganisation. The existing AGA Shareholders will have the same commercial and economic interest in the Group as they had prior to the implementation of the Reorganisation (save for the costs of the implementation of the Reorganisation and the NewCo Notes Distribution) and no additional new AGA Ordinary Shares will be issued as part of the Reorganisation. Accordingly, the Reorganisation does not result in a Business Combination as defined under IFRS 3 and, as such, the consolidated financial statements of the successor (NewCo) will reflect that the Reorganisation is in substance a continuation of the Group (the Reorganisation does not result in any change in ownership, economic substance or carrying values for the Group) and the consolidated financial statements of the predecessor (AGA) will become the comparative consolidated financial statements of that successor, adjusted for any reclassification between share capital and other reserves, as of the Operative Date.

6.3.
The financial information included, or incorporated by reference, in this Pre-listing Statement includes certain measures that are not defined by IFRS, including “adjusted earnings before interest, tax, depreciation and amortisation” (“adjusted EBITDA”), “total cash costs”, “All-in sustaining costs”, “All-in costs”, “headline earnings per share”, “free cash flow” and “adjusted net debt” (each as defined in the Annual Financial Statements, which are incorporated by reference in this Pre-listing Statement). These measures are not measures of financial performance or cash flows under IFRS and may not be comparable to similarly titled measures of other companies. These measures have been included for the reasons described in the Annual Financial Statements, which are incorporated by reference in this Pre-listing Statement, and should not be considered by investors as alternatives to costs of sales, net operating profit, profit before taxation, cash from operating activities or any other measure of financial performance presented in accordance with IFRS.

6.4.
Operating costs is defined as the average cost of production and is calculated by dividing the cost of sales, before amortisation and depreciation in a period by the tonnes milled/treated in the same period, and operating cost per kilogram (and ounce) is calculated by dividing the cost of sales, before amortisation and depreciation in a period by the gold produced in the same period.

6.5.
The Group reports adjusted EBITDA based on the formula included in the facility agreements for compliance with the debt covenant formula. For a reconciliation profit before tax to adjusted EBITDA, see “Consolidated financial statements – Notes to the consolidated financial statements – Note 34 Capital management” in the Annual Financial Statements for the financial year ended 31 December 2022, which is incorporated by reference in this Pre-listing Statement.

6.6.
Total cash costs include site costs for all mining, processing and administration, and are inclusive of royalties and production taxes. Amortisation, rehabilitation, corporate administration, retrenchment, capital and exploration costs are excluded. All-in sustaining costs is an extension of the existing total cash cost metric and incorporates all costs related to sustaining production and in particular recognising the sustaining capital expenditure associated with developing and maintaining gold mines. This metric also includes the cost associated with corporate office structures that support these operations, the community and rehabilitation costs attendant with responsible mining and any exploration and evaluation costs associated with sustaining current operations. All-in costs are all-in sustaining costs including additional non-sustaining costs which reflect the varying costs of producing gold over the life-cycle of a mine. Non-sustaining costs are those costs incurred at new operations and costs related to major projects at existing operations where these projects will materially increase production. Net debt is borrowings adjusted for the unamortised portion of borrowing costs and IFRS 16 lease adjustments, less cash restricted for use and cash and cash equivalents. Free cash flow is cash inflow from operating activities, less cash outflow from investing activities and after finance costs, adjusted to exclude once-off acquisitions and disposals and movements in restricted cash. For more information on the Group’s non-IFRS measures, see the Annual Financial Statements.

6.7.
The pro forma condensed consolidated financial statements of NewCo as at, and for, the 12 (twelve) months ended on 31 December 2022, which are set out in Annexure C to the Circular and incorporated in this Pre-listing Statement by reference, have been prepared for illustrative purposes to show the financial effects, including the associated transaction costs, of the Reorganisation. The pro forma condensed consolidated financial statements of NewCo do not represent the actual financial position or results of operations of the Group, and have been prepared on the assumption that the Reorganisation has been implemented, as at and for the dates indicated, and is being furnished solely for illustrative purposes. Furthermore, the pro forma condensed consolidated financial statements of NewCo does not purport to project NewCo’s results of operations or financial position for any future period or as of any future date and because of their nature, the pro forma condensed consolidated financial statements of NewCo do not fairly present the financial position, changes in equity and results of operations or cash flows of NewCo.

7.	MANAGEMENT OF NEWCO

7.1.
As of the Last Practicable Date, the directors of NewCo are Alberto Calderon and Robert Hayes. It is expected that all members of the AGA Board will become members of the NewCo Board at, or prior to, the completion of the Reorganisation. It is also expected that all members of the Executive Committee of AGA will become members of the Executive Committee of NewCo at or prior to the Operative Date, except for Ludwig Eybers, who will leave his role as Chief Operating Officer on 30 June 2023 and is expected to retire in December 2023. Robert Hayes will not remain a director or member of management of NewCo after the Reorganisation is completed.

7.2.
As of the Last Practicable Date, NewCo has not paid any remuneration to the current or proposed NewCo non- executive directors or the proposed NewCo management. Under English law, following the Reorganisation, NewCo will be required to compensate its directors in accordance with a shareholder approved remuneration policy, which will be presented to NewCo shareholders at the first annual general meeting following the Reorganisation. It is expected that NewCo’s proposed remuneration policy will mirror that of AGA, subject to any changes necessary to reflect English law, or that the NewCo Compensation and Human Resources Committee determines to be necessary to align the policy with applicable market practice and the new Group structure following the Reorganisation and that is in the best interests of NewCo and its shareholders.

7.3.
NewCo is a company organised and existing under the laws of England and Wales. The NewCo Ordinary Shares will be listed on the NYSE and NewCo will apply the requirements of applicable U.S. legislation, such as the Sarbanes- Oxley Act, regulations enacted under the U.S. federal securities laws and (assuming listing is approved) listing standards of the NYSE, applicable to foreign private issuers. For further information on the corporate governance of NewCo, see the section entitled “Corporate Governance” beginning on page 57 of this Pre-listing Statement.

8.	INTERESTS OF AGA IN NEWCO ORDINARY SHARES

8.1.	As of the Last Practicable Date, AGA holds 100% (one hundred percent) of the issued shares in NewCo, being:

8.1.1.	the Founder Share, which Founder Share, will following the Spin-Off, be gifted by AGA to NewCo for nil consideration and cancelled by NewCo; and

8.1.2.	the Redeemable Preference Shares, which Redeemable Preference Shares will be redeemed at nominal value, immediately following the Spin-Off and prior to the Listings.

8.2.	NewCo does not have any share trading history.

9.	COMPARISON OF RIGHTS OF AGA SHAREHOLDERS AND NEWCO SHAREHOLDERS (see page 95 of this Pre-listing Statement)

AGA is a company organised and existing under the laws of South Africa. The AGA Ordinary Shares are listed on the JSE and the AGA ADSs are listed on the NYSE. AGA is also listed on the A2X and the GhSE. Independently of the Reorganisation AGA has received approval to voluntarily delist from ASX (which is anticipated to occur on or about 27 June 2023). NewCo is a company organised and existing under the laws of England and Wales. The NewCo Ordinary Shares will be listed on the NYSE. The NewCo Ordinary Shares will also have a secondary inward listing on the JSE and the A2X and a secondary listing on the GhSE. Additionally, NewCo expects the NewCo GhDSs to be listed on the GhSE. The rights attaching to the NewCo Ordinary Shares will be governed by the NewCo Articles, which differ in material respects from the AGA MOI. These differences arise from differences between the U.K. Companies Act, and the South African Companies Act, as well as from differences between the respective constitutional documents of NewCo and AGA. For more information, including as to the differences between the NewCo Articles and the AGA MOI, see the section entitled “Comparison of Rights of AGA Shareholders and NewCo Shareholders” beginning on page 95 of this Pre-listing Statement.

10.	RISK FACTORS (see page 97 of this Pre-listing Statement)

There are risks associated with acquiring a beneficial interest in the NewCo Ordinary Shares by virtue of voting to participate in the Reorganisation, which are described in the section entitled “Risk Factors” beginning on page 97 of this Pre-listing Statement. You should carefully read and consider these risks prior to participating in the Reorganisation. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may have a material adverse effect on the business, cash flows, financial condition or operating results of the Group following the implementation of the Reorganisation.

11.	FOREIGN SHAREHOLDERS

The availability, and implications of the Reorganisation may be affected by the laws of the relevant jurisdiction of a Foreign Shareholder. It is the responsibility of Foreign Shareholders to satisfy themselves as to the full observance of the laws and regulatory requirements of the relevant jurisdiction in connection with the Reorganisation, including the obtaining of any governmental, exchange control or other consents, the making of any filings which may be required, the compliance with other necessary formalities and the payment of any transfer or other taxes or other requisite payments due in such jurisdiction. AGA Shareholders who are in any doubt as to what action to take, should please consult their CSDP, Broker, legal adviser, accountant, banker, financial adviser or other professional adviser immediately.

12.	AGA SHARE PLANS

AGA sponsors one active equity plan, the Deferred Share Plan (the “DSP”), and two legacy equity plans, which have currently outstanding awards, the Long-Term Incentive Plan (the “LTIP”) and the Bonus Share Plan (the “BSP”). Holders of vested awards, which includes all awards under the LTIP and the BSP, may exercise such awards prior to the implementation of the Reorganisation and receive AGA Ordinary Shares pursuant to the terms of such awards that will participate in the Reorganisation on the same basis as other AGA Ordinary Shares generally.

In the case of unvested awards under the DSP, NewCo will adopt an equity award plan in connection with the Reorganisation (the “NewCo Share Plan”). The terms of the NewCo Share Plan will be substantially similar to those of AGA’s existing DSP, subject to certain modifications to ensure compliance with relevant English and U.S. legislation and governance practices. These modifications include providing for additional flexibility for the NewCo Board to determine the proper treatment of awards in connection with a change in control of NewCo and permit NewCo to retain shares that would otherwise be issued in satisfaction of an award in order to satisfy applicable tax liabilities, consistent with U.S. market practice. The NewCo Share Plan will issue awards in replacement of such unvested DSP awards as well as any vested awards under the DSP, the LTIP or the BSP that are not exercised prior to the implementation of the Reorganisation. Such replacement awards will have substantially the same value and the same terms and conditions as the awards they replace; however, they will be exercisable over NewCo Ordinary Shares in lieu of AGA Ordinary Shares.

13.	AMENDMENTS TO THE REORGANISATION

AGA may, with the prior written consent of NewCo:

13.1.
before or at the Shareholders’ Meeting, make any amendment, variation or modification of the Reorganisation. AGA Shareholders will be notified of any such variation or modification either at the Shareholders’ Meeting or via an updated announcement released on SENS (and filed or furnished with the SEC); or

13.2.
after the Shareholders’ Meeting, make any amendment, variation or modification of the Reorganisation, provided that no amendment, variation or modification made after the Shareholders’ Meeting may have the effect of diminishing the rights which will accrue to all AGA Shareholders in terms of the Reorganisation.

14.	DISSENTING AGA SHAREHOLDERS’ APPRAISAL RIGHTS (see page 18 of the Circular)

AGA Shareholders have certain dissenting shareholder Appraisal Rights in connection with the AGAH Sale and the Scheme, in terms of Section 164 of the Companies Act. A complete extract of Section 164 of the Companies Act is attached to the Circular. Holders of AGA ADSs may not exercise dissenters’ rights. The ADS Depositary will not exercise those rights on behalf of the holders of AGA ADSs, even if requested to do so. A holder of AGA ADSs that wishes to exercise dissenters’ rights must, in a sufficiently advanced time, surrender its AGA ADSs to the ADS Depositary, pay the ADS Depositary’s fee for surrender of the AGA ADSs, and become a registered holder of AGA Ordinary Shares prior to the Ordinary Share Voting Record Date (as defined in the Circular).

15.	COURT APPROVAL (see page 45 of the Circular)

15.1.	AGA Shareholders are advised that, in terms of Section 115(3) of the Companies Act, AGA may in certain circumstances not proceed to implement the:

15.1.1.	AGAH Sale Special Resolution approving the AGAH Sale; and

15.1.2.	Scheme Special Resolution approving the Scheme, despite it being adopted at the Shareholders’ Meeting, without the approval of the court.

15.2.	An extract from Section 115 of the Companies Act is attached as Annexure F to the Circular.

16.	TAX CONSEQUENCES (see page 64 of this Pre-listing Statement)

South African Tax Consequences

16.1.	Income Tax or Capital Gains Tax

16.1.1.
For South African AGA Shareholders that hold their shares on capital account, a capital gain will arise to the extent that the market value of the NewCo Ordinary Shares exceeds the base cost of the AGA Ordinary Shares held by the respective tax resident shareholders. Alternatively, to the extent that the market value of the NewCo Ordinary Shares is less than the base cost of the AGA Ordinary Shares held by the respective shareholders a capital loss will arise.

16.1.2.
For South African Shareholders that hold their respective AGA Ordinary Shares as trading stock/inventory, any gain or loss will be treated on revenue account and taxed at the higher effective tax rates applicable to transactions that occur on revenue account.

16.1.3.
Foreign Shareholders are generally exempt from South African taxes unless the Foreign Shareholder holds AGA Ordinary Shares that are effectively connected with a permanent establishment (of such holder) in South Africa.

16.2.	Future NewCo Dividend Payments

South African NewCo Shareholders, who are not exempt from dividends tax, will be subject to a dividends tax at the rate of 20% (twenty percent) on all dividends declared and paid by NewCo in respect of NewCo Ordinary Shares that are listed on the JSE (other than dividends that consist of the distribution of an asset in specie) unless an exemption from such tax applies. Foreign NewCo Shareholders will not be subject to taxation on dividends in South Africa.

U.S. Tax Consequences

16.3.
It is intended that, for U.S. federal income tax purposes, the U.S. Tax Reorganisation will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and AGA has received a private letter ruling from the IRS confirming that the U.S. Tax Reorganisation satisfies certain requirements of Section 368(a)(1)(F) of the Code. However, the completion of the Reorganisation is not conditioned on the qualification of the U.S. Tax Reorganisation as a “reorganization” within the meaning of Section 368(a) or upon the receipt of a ruling from the IRS or an opinion of counsel to that effect. If the U.S. Tax Reorganisation is treated as a “reorganization” within the meaning of Section 368(a) of the Code, subject to certain exceptions, the U.S. Shareholders (as defined in “Material Tax Considerations— Material U.S. Federal Income Tax Consequences” below) will not be subject to U.S. federal income taxation on the exchange of AGA Ordinary Shares or AGA ADSs for NewCo Ordinary Shares, as applicable. A U.S. Shareholder that exercises its appraisal rights and receives cash in respect of its AGA Ordinary Shares should recognize gain or loss.

U.K. Tax Consequences

16.4.
Non-U.K. Holders will not be subject to U.K. income tax, corporation tax, or capital gains tax in respect of the Spin-Off or the Scheme. Non-U.K. Holders may be subject to foreign taxation depending on their personal circumstances.

16.5.
No U.K. stamp duty or SDRT will be payable by Non-U.K. Holders on (i) the transfer under the Scheme of their AGA Ordinary Shares or, in the case of a holder of AGA ADSs, the AGA Ordinary Shares underlying those AGA ADSs; or (ii) the allotment and issue of the NewCo Ordinary Shares as part of the Reorganisation (whether under the Spin-Off or under the Scheme).

16.6.
AGA intends to seek a clearance from HMRC that an agreement to transfer Entitlements will not be subject to SDRT for the interim period where such Entitlements are available for trading. If such a clearance is not obtained, HMRC may take the position that an agreement to transfer Entitlements will be subject to SDRT at a rate of 0.5% (point five per cent) (see the section entitled “Risk Factors – Risks Related to Taxation – AGA” may not obtain a clearance from HMRC that an agreement to transfer Entitlements is not subject to SDRT” on page 103 of this Pre-listing Statement).

17.	SUMMARY OF CONSOLIDATED FINANCIAL DATA OF NEWCO AND AGA

17.1.	NewCo and AGA

17.1.1.
NewCo was incorporated on 10 February 2023 and prior to the consummation of the Reorganisation, NewCo will own no material assets and will not operate any business. For this reason, financial statements of NewCo are not available. The historical column in the condensed statement of financial position and statement of profit or loss included in this Pre-listing Statement has been derived from the audited consolidated financial statements of AGA.

17.1.2.
AGA has an accounting year end of 31 December. AGA prepares its consolidated financial statements in conformity with IFRS as issued by the IASB, the South African Institute of Chartered Accountants (SAICA) Financial Reporting Guides, as issued by the Accounting Practices Committee and Financial Pronouncements as issued by Financial Reporting Standards Council and the requirements of the Companies Act of South Africa. For further details see paragraph 6.2 of this Pre-listing Statement.

17.1.3.	There have been no material changes in the accounting policies of AGA subsequent to its latest published financial results for the 12 (twelve) months ended 31 December 2022.

18.	SUMMARY CONSOLIDATED FINANCIAL INFORMATION OF AGA

The summary of the consolidated financial information of AGA for the periods ended 31 December 2022, 31 December 2021 and 31 December 2020 are contained in Annexure B to the Circular and are incorporated in this Pre-listing Statement by reference.

19.	Pro forma financial information relating to AGA and NewCo

The pro forma financial information relating to the Reorganisation for AGA and NewCo is detailed in Annexure C attached to the Circular and the Independent Reporting Accountant’s assurance report in respect thereof is contained in Annexure D attached to the Circular and incorporated by reference in this Pre-listing Statement.

PER SHARE MARKET INFORMATION AND DIVIDENDS

20.	SHARE PRICE

20.1.
The following table sets forth the closing market prices per AGA Ordinary Share on the JSE, as reported by Factset, and the closing market prices per AGA ADS on the NYSE, as reported by Factset, on the following dates:

20.1.1.	as of 11 May 2023 (the last trading day prior to the date of the public announcement of the Reorganisation); and

20.1.2.
As at the Last Practicable Date, the authorised share capital of AGA is 600,000,000 (six hundred million) AGA Ordinary Shares and issued share capital of AGA is 419,612,543 (four hundred nineteen million six hundred twelve thousand five hundred and forty three) AGA Ordinary Shares which were trading at the following prices:

	AGA Shares	AGA ADSs
	(ZAR)	(U.S. $)
11 May 2023	512.67	26.64

The NewCo Ordinary Shares have not yet been listed, therefore: there are no market quotations; none of the NewCo Ordinary Shares have been traded on any securities exchange; and none of the NewCo Ordinary Shares have been repurchased by NewCo. The NewCo Ordinary Shares have a par/ nominal value of USD 1.00 (one Dollar) each. As part of the Reorganisation NewCo will redeem the Redeemable Preference Shares that were issued by NewCo to AGA.

Below is a summary of the shareholding in AGA and NewCo before and after the completion of the Reorganisation:

	AGA Ordinary Shares	NewCo Ordinary Shares
Total shares held by directors	71,800	71,800
Total issued ordinary shares	419,612,543	419,612,543
Total authorised shares	600,000,000	*
Total treasury shares	–	–

* As there is no requirement to set out an authorised share capital under the laws of England and Wales, NewCo does not have an authorised share capital

21.	DIVIDENDS

21.1.	The following table sets forth dividends paid by AGA per AGA Share and dividends paid by AGA per AGA ADS for the years ended 2022, 2021, 2019, and 2018:

Year ended 31 December
Dividends declared and paid for the financial year	2022	2021	2020	2019	2018
Dividend per AGA Share (R cents)	710	792	165	95	70
Dividend per AGA ADS (U.S. $ cents)	43	54	9	7	6

Notes:

1.
Cash dividends received by the ADS Depositary are distributed to AGA ADS Holders, net of fees, expenses and withholding and converted to Dollars, subject to the terms and conditions of the AGA Deposit Agreement.

2.	The conversion of Rand into Dollars is based on average exchange rates of R16.38/U.S.$ for 2022, R14.77/U.S.$ for 2021, R17.84/ U.S.$ for 2020, R14.29/U.S.$ for 2019 and R11.97/U.S.$ for 2018.

INFORMATION ABOUT NEWCO, THE GROUP AND THE COMPANIES INVOLVED IN THE REORGANISATION

22.	THE GROUP

22.1.
AGA is an independent, global gold mining company with a diverse portfolio of operations, projects and exploration activities across nine countries on four continents. AGA is headquartered in Johannesburg, South Africa. AGA has developed a high-quality, well-diversified asset portfolio, including production from seven countries (Argentina, Australia, Brazil, the Democratic Republic of Congo, Ghana, Guinea and Tanzania) supported by greenfield projects in the United States and Colombia along with a focused global exploration program. While gold is its principal product, AGA also produces silver (Argentina) and sulfuric acid (Brazil) as by-products.

22.2.
AGA (formerly AngloGold Limited) (Registration No. 1944/017354/06) was incorporated in South Africa in 1944 under the name of Vaal Reefs Exploration and Mining Company Limited and AGA operates under the Companies Act and has been listed on the Main Board of the JSE since 1998. On 26 April 2004, AGA acquired the entire issued share capital of Ashanti Goldfields Company Limited and changed its name to AngloGold Ashanti Limited on the same day.

22.3.
For a further discussion of the Group’s operations, see the Integrated Report and the Annual Financial Statements, including the audited consolidated financial statements of AGA as at, and for the years ended, 31 December 2022, 2021 and 2020, including the notes to those financial statements, incorporated by reference in this Pre-listing Statement.

22.4.	Other than as disclosed in this Pre-listing Statement, AGA has not altered its share capital within the three years prior to the Last Practicable Date.

22.5.	The business of the Group is not subject to any government protections and/or any investment encouragement laws.

22.6.
NewCo has given undertakings of the future economic role it will play in South Africa, including that certain core corporate functions servicing the Group will retain a presence in South Africa and there will be no job losses or effective change to AGA’s current footprint in South Africa as a function of the Reorganisation.

22.7.	As at the Last Practicable Date, the business of NewCo is not managed by a third party under a contract or arrangement.

22.8.
NewCo and its subsidiaries have not entered into any material contract in relation to the acquisition of any securities by NewCo or its subsidiaries in terms of which NewCo and its subsidiaries did not acquire 100% (one hundred percent) of the securities in that company.

22.9.	As at the Last Practicable Date, the Group has not made any material loans.

23.	NATURE OF DISCLOSURE

23.1.
Upon the completion of the Reorganisation, NewCo will become the listed parent of the Group and AGA and AGAH will become direct wholly-owned Subsidiaries of NewCo. Accordingly, in having regard to the fact that AGA has been listed on the Main Board of the JSE since 1998 and, by virtue of its listing on the Main Board of the JSE, AGA has had to comply with the JSE Listings Requirements and, has had to publicly disclose, inter alia: its annual financial statements, all of its material borrowings, material loans, any material changes to its business and/or the prospects of the Group, material transactions, any litigation which relates to AGA and its major subsidiaries, the working capital of the Group and AGA’s arrangements with its vendors, the JSE has granted NewCo with a dispensation from having to disclose any information which has already been publicly disclosed by AGA in terms of JSE Listings Requirements. Consequently, the JSE has granted its consent for all of these matters to be incorporated by reference under this Pre-listing Statement. In this regard, all of information that has been disclosed by AGA in its Annual Financial Statements, Integrated Reports, any circulars and/or notices issued by AGA to the AGA Shareholders, announcements made by AGA on SENS and/or any public communiques issued by AGA from time to time shall be deemed to be incorporated in this Pre-listing Statement by reference.

23.2.	The information which the JSE has granted its consent to be included in this Pre-listing Statement is contained in the following documents –

Details of Material Loans made to the Group:	Annual Financial Statements
Details of Material Commitments, Lease Payments and Contingent Liabilities:	Annual Financial Statements
Details of Material Loans made by AGA:	Annual Financial Statements
Details of Remuneration of Directors:	Annual Financial Statements
Prospects of the Business of the Group:	Financial Results Announcement dated 22 February 2023
Details of the Immovable Property Occupied by the Group:	Annual Financial Statements
Details of inter-company financial and other transactions :	Annual Financial Statements
Details of Material Contracts:	Annual Financial Statements
Announcement dated January 18 in relation to Corvus Gold Inc. transaction
Announcement dated 16 March 2023 Gold Fields and AGA Ghana Joint Venture
Particulars of Royalties payable by the Group:	Mineral Resource and Mineral Reserve Report
Details of Vendors:	Announcement dated January 18 in relation to Corvus Gold Inc. transaction
Announcement dated 16 March 2023 Gold Fields and AGA Ghana Joint Venture
Annual Financial Statements

23.3.
Accordingly, all information which relates to: (i) AGA’s material borrowings and loans; (ii) AGA’s or the Group’s prospects; (iii) any changes to AGA’s business; (iii) AGA’s material contracts; (iv) AGA’s Group Activities; (v) the material risks to the business of the Group; and (v) the vendors of the Group, and which is has been publicly disclosed by AGA is deemed to be incorporated in this Pre-listing Statement by reference. Notwithstanding the dispensation that has been granted by the JSE to NewCo from complying the aforementioned disclosure requirements, by virtue of incorporating such disclosures by reference, NewCo has, in its sole and absolute discretion, elected to make the disclosures which are set out in this Pre-listing Statement in addition to what has already been publicly disclosed by AGA and the disclosures contained in this Pre-listing Statement are therefore not intended to be comprehensive and should be considered together with all of the information that has already been publicly disclosed by AGA in complying with the JSE Listings Requirements.

23.4.	As at the Last Practicable Date, the Group does not have any outstanding loan capital.

23.5.
Other than in terms of the Reorganisation, there are no NewCo Ordinary Shares that will be issued simultaneously, or almost simultaneously with the issue of the NewCo Ordinary Shares in terms of the Reorganisation.

24.	RECENT DEVELOPMENTS

For information on the Group’s recent developments, see AGA’s annual financial statements for the year ended 31 December 2022, which are incorporated by reference in this Pre-listing Statement.

25.	LITIGATION STATEMENTS

There are no legal or arbitration proceedings against NewCo or AGA (including any such proceedings that are pending or threatened), of which NewCo and AGA are aware, which may have, or have had, in the recent past, being at least the 12 (twelve) months before the Last Practicable Date, a material effect on the Group’s financial position.

As of the Last Practicable Date, as far as the AGA Directors are aware, there are no legal proceedings which have been instituted against AGA or NewCo which may have an influence on the rights of the Group to explore or mine in the conduct of its business, in the normal and ordinary course, as conducted by the Group on the Last Practicable Date.

26.	THE COMPANIES INVOLVED IN THE REORGANISATION

26.1.	NewCo Share Capital

26.1.1.
NewCo was incorporated as a private limited company under the laws of England and Wales on February 10, 2023 and on 22 June 2023 was re-registered as a public limited company solely for the purposes of carrying out the Reorganisation. NewCo will operate in conformity with the NewCo Articles.

26.1.2.
NewCo’s registered office is located at 4th Floor, Communications House South Street Staines-upon- Thames, Surrey TW18 4PR, United Kingdom. NewCo’s telephone number is +44 (0) 203 968 3323. Upon completion of the Reorganisation, the Group’s global headquarters are expected to be moved to 4601 DTC Blvd., Suite 550, Denver CO 80237, United States but its principal executive office will remain located at 4th Floor, Communications House, South Street, Staines-Upon-Thames, Surrey, TW18 4PR, United Kingdom.

26.1.3.
NewCo has given undertakings of the future economic role it will play in South Africa, including that certain core corporate functions servicing the Group will retain a presence in South Africa and there will be no job losses or effective change to AGA’s current footprint in South Africa as a function of the Reorganisation.

26.1.4.
NewCo has not commenced operations, has no material assets or liabilities and has not carried on any activities, other than in connection with the Reorganisation and in particular, its only assets are the proceeds which it received in respect of the subscription for its shares by AGA, and its only liabilities are auditors’ fees and other minor ancillary expenses. NewCo does not currently have securities listed on any securities exchange. If the Reorganisation becomes unconditional and is implemented, among other things, the NewCo Ordinary Shares will have a primary listing on the NYSE and secondary inward listings on the JSE, A2X and the GhSE.

26.1.5.	Upon completion of the Reorganisation, NewCo will be the listed parent company of the Group and each of AGA and AGAH will be a direct, wholly-owned subsidiary of NewCo.

26.1.6.
NewCo was re-registered as a public limited company on 22 June 2023. Prior to the Operative Date, NewCo and AGA (in its capacity as the sole shareholder of NewCo) will approve the necessary resolutions to authorise the issuance of the Spin-Off Shares and the Scheme Consideration Shares. Accordingly, NewCo will, by the Operative Date, have obtained the requisite authorisations to issue the NewCo Ordinary Shares which comprise the Reorganisation Consideration.

26.1.7.
Apart from the Reorganisation, and the equity plan summarised in the Circular, NewCo is not party to any contract or arrangement (or proposed contract or arrangement), whereby an option or preferential right of any kind is (or is proposed to be) given to any person to subscribe for any NewCo Ordinary Shares. Moreover, none of the subsidiaries of the Group are a party to any contract or arrangement (or proposed contract or arrangement) whereby an option or preferential right of any kind is (or is proposed to be) given to any person to subscribe for any shares in the subsidiary.

26.2.	NewCo’s Share Capital

26.2.1.
AGA has subscribed for, and NewCo has issued to AGA, the Founder Share. AGA has also subscribed for, and NewCo has issued to AGA, the Redeemable Preference Shares at a premium of GBP 1.20 (one Pound and twenty pence) per Redeemable Preference Share, with the total subscription price for each Redeemable Preference share being an amount of GBP 2.20 (two Pounds and twenty pence). AGA has also subscribed for the Spin-Off Shares that will be issued to the AGA Shareholders, as at the Reorganisation Consideration Record Date, pursuant to the Reorganisation.

26.2.2.
As at the Last Practicable Date, NewCo’s issued share capital was: (i) the Founder Share, which Founder Share will be cancelled prior to the Operative Date; and (ii) the Redeemable Preference Shares, which will be redeemed in full prior to the Operative Date. NewCo has undertaken a reduction of its share capital to reduce GBP 1.00 (one Pound) of the premium paid on each Redeemable Preference Share thereby creating distributable reserves totalling GBP 50,000 (fifty thousand Pounds) which NewCo will apply to funding the redemption of Redeemable Preference Shares at nominal value, being an amount of GBP 1.00 (one Pound) for each Redeemable Preference Share. Upon the redemption of the Redeemable Preference Shares by NewCo, which shall occur immediately following the Spin-Off, the Redeemable Preference Shares will then automatically be treated as cancelled under English law. Therefore, neither the Redeemable Preference Shares nor the Founder Share will be in issue upon completion of the Reorganisation. Upon the completion of the Reorganisation, NewCo will not hold any NewCo Ordinary Shares as treasury shares.

26.2.3.
Upon completion of the Reorganisation, NewCo’s issued share capital will comprise approximately 419,612,543 (four hundred and nineteen million six hundred and twelve thousand five hundred and forty three) NewCo Ordinary Shares with a par/nominal value of USD 1.00 (one US Dollar) each and accordingly, upon the implementation of the Reorganisation, NewCo will have a subscribed share capital in excess of R500,000,000 (five hundred million Rand). As there is no requirement to set out an authorised share capital under the laws of England and Wales, NewCo does not have an authorised share capital. Subject to NewCo having sufficient authority to allot, whether by means of an authority contained in the NewCo Articles or a separate shareholders’ resolution, there is no limit on the number of shares that can be issued by NewCo or the classes of shares that may be created by NewCo.

26.2.4.
The NewCo Ordinary Shares have not yet been listed, therefore; none of the NewCo Ordinary Shares have been traded on any securities exchange; and none of the NewCo Ordinary Shares have been repurchased by NewCo. As part of the Reorganisation NewCo will redeem the Redeemable Preference Shares, at nominal value, and AGA will gift the Founder Share to NewCo, for nil consideration, the effect of which being that following the completion of the Reorganisation, NewCo’s issued share capital will comprise only of the Spin-Off Shares and the Scheme Consideration Shares, expected to represent 419,612,543 (four hundred and nineteen million six hundred and twelve thousand five hundred and forty three) NewCo Ordinary Shares.

26.2.5.
The only class of share in NewCo’s share capital that will be listed for trading on a securities exchange is the NewCo Ordinary Shares which will have its primary listing on the NYSE and inward secondary inward listings on the JSE and A2X and a secondary listing on the GhSE.

26.2.6.
In terms of the NewCo Articles, the NewCo Board is authorised to allot shares in NewCo, and to grant rights to subscribe for or convert any security into shares in NewCo, up to a nominal amount of $253,659,735, (two hundred fifty three million six hundred fifty nine thousand seven hundred and thirty five US Dollars) (representing approximately 60% (sixty percent) of the aggregate nominal amount of NewCo’s expected issued share capital immediately following implementation of the Reorganisation), such authority to apply until the date that is 5 (five) years after the date of adoption of the NewCo Articles. Notwithstanding the preceding sentence, the NewCo Articles provide that NewCo will comply with Rule 312.03(c) under the New York Stock Exchange’s Listed Company Manual (the “20% rule”). Pursuant to the 20% rule, any allotment of shares, or of securities convertible into or exercisable for shares, that results in the issuance of more than 20% (twenty percent) of either the number of shares outstanding or the voting power outstanding before the issuance, will require shareholder approval via ordinary resolution of shareholders, other than any such issuance that is (1) a public offering for cash or (2) another financing for cash at a price which is at least equal to the “Minimum Price” (as defined below), other than issuances in connection with an acquisition, when the shares issued, combined with any other issuance in connection with the acquisition, exceed 20% (twenty percent) by number or voting power. “Minimum Price” is defined in accordance with Rule 312.04 under the New York Stock Exchange’s Listed Company Manual as the lower of: (i) the official closing price on the New York Stock Exchange immediately preceding the signing of the binding agreement with respect to the applicable issuance; or (ii) the average official closing price on the New York Stock Exchange for the five trading days immediately preceding the signing of the binding agreement with respect to the applicable issuance). Authority to allot additional shares, or to allot shares after the expiry of this authority, may be granted to the NewCo Board by way of an ordinary resolution of the NewCo Shareholders.

26.2.7.
All NewCo Ordinary Shares to be issued will be fully paid and existing shareholders will not be subject to any calls on shares. Although, English law does not recognise the concept of “non-assessability” with respect to newly-issued shares, any holder of NewCo Ordinary Shares who has fully paid up all amounts due with respect to such shares will not be subject under English law to any personal liability to contribute to the assets or liabilities of NewCo in such purchaser’s capacity solely as a holder of such NewCo Ordinary Shares. All NewCo Ordinary Shares are in certificated form. NewCo cannot, except in the circumstances permitted by the U.K. Companies Act, grant any financial assistance for the acquisition or proposed acquisition of its own shares.

26.2.8.
Under English company law, sufficient distributable reserves are required for a company to make distributions (including dividends). Upon completion of the Reorganisation, NewCo will have a relatively large “merger reserve” (representing the difference between the fair value of the AGA Shares at the date they are acquired by NewCo and the aggregate nominal value of the NewCo Ordinary Shares issued) which is not a statutory reserve nor a distributable reserve as it is not represented by qualifying consideration. To convert (some or all of) its merger reserve into distributable reserves, NewCo will issue bonus shares (paid up out of a capitalisation of the merger reserve) and, shortly thereafter, cancel such bonus shares, resulting in their nominal value being credited to NewCo’s distributable reserve account (such process, the “Capital Reduction”). The necessary shareholder resolutions in respect of the Capital Reduction will be passed prior to the Operative Date by AGA, the current sole shareholder of NewCo. The application to the Companies Court of England and Wales required to sanction the Capital Reduction will be made after implementation of the Reorganisation.

26.3.	AGA

26.3.1.
AGA (formerly AngloGold Limited) (Registration No. 1944/017354/06) was incorporated in South Africa in 1944, under the name of Vaal Reefs Exploration and Mining Company Limited and AGA operates under the Companies Act. On 26 April 2004, AGA acquired the entire issued share capital of Ashanti Goldfields Company Limited and changed its name to AngloGold Ashanti Limited on the same day. AGA’s principal executive office is located at 112 Oxford Road, Houghton Estate, Johannesburg, 2198 (Private Bag X 20, Rosebank, 2196), South Africa. AGA’s telephone number is +27 (0)11 637-6000, and AGA’s internet address is at www.anglogoldashanti.com.

26.3.2.	The AGA Ordinary Shares are listed on the JSE under the symbol “ANG” and on the A2X under the symbol “ANG”.

26.3.3.
Additional information about AGA is incorporated by reference in this Pre-listing Statement. See the section entitled “Important Information – Documents Available for Inspection and Documents Included or Incorporated by Reference in this Pre-listing Statement” beginning on page 13 of this Pre-listing Statement.

26.4.	AGAH

26.4.1.
AGAH is a wholly owned subsidiary of AGA. The principal activity of AGAH is to act as a holding company for certain of AGAH’s operations and assets located outside South Africa. Following the completion of the Reorganisation AGAH will be a Major Subsidiary of NewCo.

26.4.2.
AGAH was incorporated on 10 January 1992, as a private limited company under the Isle of Man Companies Acts 1931 to 1986, under the name of S.M.I. Holdings Limited with company number 056961C. On 2 February 2004, S.M.I. Holdings Limited’s name was changed to AngloGold Holdings Limited in accordance with the provisions of the Isle of Man Companies Acts 1931 to 1993. On 6 February 2004, AngloGold Holdings Limited was converted to a public company and changed its name to become AngloGold Holdings plc on 10 February 2004. AngloGold Holdings plc’s name was changed to AngloGold Ashanti Holdings plc on 18 October 2005. On 17 July 2007, AngloGold Ashanti Holdings plc re-registered in the Isle of Man as a company incorporated and existing under the Isle of Man Companies Act 2006 with company number 001177V. On 1 December 2017, AngloGold Ashanti Holdings plc registered under the UK Companies Act 2006 as an overseas company with company number FC034822 having established a UK establishment in the United Kingdom with UK establishment number BR019915. As a result, AGAH transferred its tax residence from the Isle of Man to the United Kingdom. AGAH’s registered office is located at Falcon Cliff, Palace Road, Douglas, Isle of Man, IM2 4LB and its principal executive offices (UK establishment office) are located at 4th Floor, Communications House, South Street, Staines-upon-Thames, TW18 4PR, United Kingdom (Telephone +44 (0)203 968-3320).

27.	MATERIAL LOANS

NewCo has not entered into any material loans as of the date of this Pre-listing Statement. If the Reorganisation becomes unconditional and is implemented, NewCo, as the ultimate holding company of the Group, is likely to become party to, and, where appropriate, will guarantee, the material loans of AGA. Upon completion of the AGAH Sale, NewCo will assume the obligations and covenants of AGA as guarantor of the notes issued by AGAH pursuant to an indenture dated as of April 28, 2010 among AGAH, as issuer, AGA, as guarantor and The Bank of New York Mellon, as trustee.

28.	MATERIAL ISSUANCES OF SECURITIES

28.1.	NewCo

Since its incorporation on 10 February 2023, NewCo has not had any material issuances of securities (other than to AGA in contemplation of the Reorganisation) as of the date of this Pre-listing Statement. As part of the Reorganisation, NewCo will issue the Spin-Off Shares and Scheme Consideration Shares to the Scheme Participants and NewCo will issue the NewCo Notes and the Founder Share to AGA. As part of the Reorganisation AGA will gift the Founder Share to NewCo whereupon it will be cancelled.

28.2.	AGA

Each of the series of notes described below were issued under an indenture, dated as of 28 April 2010, among AGAH, as issuer, AGA, as guarantor, and The Bank of New York Mellon, as trustee (the “Indenture”). The below descriptions are only a summary of certain provisions of those series of notes and are qualified in their entirety by reference to the provisions of the Indenture and such relevant series of notes, a copy of each – in respect of the outstanding series of notes – is attached to the Annual Report as Exhibits 19.2.1, 19.2.2, 19.2.3, 19.2.4 and 19.2.5.

2028 Notes

On 22 October 2021, AGAH issued $750 million 3.375 percent Notes due 2028 (the “2028 notes”). The interest on the 2028 notes is payable semi-annually on 1 May and 1 November of each year, commencing on 1 May 2022. AGAH may on any one or more occasions redeem all or part of the 2028 notes, at a redemption price equal to the greater of (1) 100 percent of the principal amount of the 2028 notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the 2028 notes (excluding any portion of such payments of interest accrued or unpaid as of the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate, plus 30 basis points, plus accrued and unpaid interest, if any, to the date of redemption. AGAH has agreed to pay certain additional amounts in respect of any withholdings or deductions for certain types of taxes in certain jurisdictions on payments to holders of the 2028 notes. The 2028 notes are unsecured and unsubordinated and are fully and unconditionally guaranteed by AGA.

The offering of the 2028 notes was registered under the Securities Act. The 2028 notes were listed on the NYSE.

2030 Notes

On 1 October 2020, AGAH issued $700 million 3.750 percent Notes due 2030 (the “2030 notes”). The interest on the 2030 notes is payable semi-annually on 1 April and 1 October of each year, commencing on 1 April 2021. AGAH may on any one or more occasions redeem all or part of the 2030 notes, at a redemption price equal to the greater of (1) 100 percent of the principal amount of the 2030 notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the 2030 notes (excluding any portion of such payments of interest accrued or unpaid as of the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate, plus 50 basis points, plus accrued and unpaid interest, if any, to the date of redemption. AGAH has agreed to pay certain additional amounts in respect of any withholdings or deductions for certain types of taxes in certain jurisdictions on payments to holders of the 2030 notes. The 2030 notes are unsecured and unsubordinated and are fully and unconditionally guaranteed by AGA.

The offering of the 2030 notes was registered under the Securities Act. The 2030 notes were listed on the NYSE.

2040 Notes

On 28 April 2010, AGAH issued $300 million 6.500 percent Notes due 2040 (the “2040 notes”). The interest on the 2040 notes is payable semi-annually on 15 April and 15 October of each year, commencing on 15 October 2010. AGAH may on any one or more occasions redeem all or part of the 2040 notes, at a redemption price equal to the greater of (1) 100 percent of the principal amount of the 2040 notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the 2040 notes (excluding any portion of such payments of interest accrued or unpaid as of the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate, plus 30 basis points, plus accrued and unpaid interest, if any, to the date of redemption. AGAH has agreed to pay certain additional amounts in respect of any withholdings or deductions for certain types of taxes in certain jurisdictions on payments to holders of the 2040 notes. The 2040 notes are unsecured and unsubordinated and are fully and unconditionally guaranteed by AGA.

28.3.	The offering of the 2040 notes was registered under the Securities Act. The 2040 notes were listed on the NYSE.

29.	MATERIAL CONTRACTS

29.1.	NewCo

29.1.1.	Implementation Agreement

On 12 May 2023, NewCo and AGA entered into the Implementation Agreement to effect the Reorganisation. Under the terms of the Implementation Agreement, NewCo and AGA have agreed to certain mutual commitments in relation to the Reorganisation, which include, amongst others, that the Reorganisation is subject to the Reorganisation Conditions.

29.1.2.	Irrevocable Offer to Purchase

On 12 May 2023 NewCo signed and delivered an irrevocable offer to purchase all (and not part only) of the AGAH Sale Shares from AGA in consideration for the issue of the NewCo Notes. It is the present, non-binding intention of AGA to accept the Irrevocable Offer to Purchase.

29.1.3.	For more information on the Implementation Agreement and the Irrevocable Offer to Purchase, see page 42 of the Circular, which is incorporated by reference in this Pre-listing Statement.

29.1.4.
NewCo has not entered into any other material contracts as of the date of this Pre-listing Statement. However, upon the implementation of the Reorganisation, NewCo will acquire all of the issued AGA Shares and will, as a result, obtain an interest in AGA’s current material assets, liabilities and operations.

30.	MATERIAL ACQUISITIONS

On 12 May 2023 NewCo signed and delivered an irrevocable offer to purchase all (and not part only) of the AGAH Sale Shares from AGA in consideration for the issue of the NewCo Notes. It is the present, non-binding intention of AGA to accept Irrevocable Offer to Purchase.

31.	OPTIONS OR PREFERENTIAL RIGHTS IN RESPECT OF SECURITIES IN NEWCO

Save for the NewCo Share Plan, NewCo has not entered into any contract or arrangement or proposed contract or arrangement whereby any option or preferential right of any kind was or is proposed to be given to any person to subscribe for any securities in NewCo or in any of its Major Subsidiaries or any Subsidiary where such subscriptions are material to NewCo.

32.	AMOUNTS PAID OR PAYABLE TO PROMOTER

As at the Last Practicable Date, no amount has been paid or is proposed to be paid and no benefit has been or will be given by NewCo, to any promoter, or to any partnership, syndicate or other association of which the promoter is or was a member, in relation to the issue of the NewCo Ordinary Shares.

33.	NO COMMISSIONS PAID OR PAYABLE IN RESPECT OF UNDERWRITING

No underwriting is applicable in respect of the listing of the NewCo Ordinary Shares and there are therefore no fees and/or commissions that are payable, or were payable within the preceding three years, as commission to any person, including commission so paid or payable to any sub-underwriter that is the holding company or promoter or director or officer of NewCo, for subscribing or agreeing to subscribe, or procuring, or agreeing to procure, subscriptions for any securities of NewCo.

As at the Last Practicable Date, there are no commissions, discounts, brokerages or other special terms has been paid or granted during the three years preceding the Last Practicable Date in connection with the issue or sale of any securities, stock or debentures in the capital of NewCo, where this has not been disclosed in any audited annual financial statements.

34.	INFORMATION ON SUBSIDIARIES OF NEWCO

Before the Reorganisation, all of the entities within the Group were held by directly or indirectly by AGA. Given that upon the completion of the Reorganisation, AGA and AGAH will become direct wholly owned subsidiaries of NewCo the Subsidiaries within the Group will remain the same and therefore known to the Scheme Participants.

35.	PRINCIPAL IMMOVABLE PROPERTY OWNED OR LEASED

All of the principal immovable properties that are owned and/or used by the Group for the conduct of its business will continue to be owned and/or leased by the relevant entities within the Group. NewCo will only lease its corporate head offices in the United Kingdom and the United States and will not own or lease any other immovable property which may be required for the conduct of the business of the Group. Upon the completion of the Reorganisation these immovable properties will continue to be owned or leased, as the case may be, by the relevant entities within the Group.

36.	PROPERTY ACQUIRED OR TO BE ACQUIRED

Since its incorporation on 10 February 2023, NewCo or its subsidiaries has not made, or proposed to make, and, save for the AGAH Sale, will not be making any material acquisition(s) which include any securities, business undertaking(s), immovable property or any other property/ies in the nature of a fixed asset or any option to acquire such property. AGA and its subsidiaries have not acquired any immovable properties and undertakings, within the 3 (three) years preceding the Last Practicable Date, which has not been disclosed by AGA to the AGA Shareholders in the Annual Financial Statements and the Integrated Report which are incorporated herein by reference.

37.	DISPOSAL OF PROPERTY

Since its incorporation on 10 February 2023, NewCo has not disposed of any material property. AGA and its subsidiaries have disposed of certain immovable properties and undertakings within the 3 (three) years preceding the Last Practicable Date but, as at the Last Practicable Date, the disposal of each such property and undertaking has been disclosed by AGA to the AGA Shareholders in the Annual Financial Statements and the Integrated Report which are incorporated herein by reference.

38.	MATERIAL CAPITAL COMMITMENTS AND CONTINGENT LIABILITIES

Since its incorporation on 10 February 2023, NewCo has not undertaken any material capital commitments, lease payments or contingent liabilities other than as disclosed in the Annual Financial Statements.

39.	MATERIAL CHANGES

Since its incorporation on 10 February 2023, save for the Reorganisation, there have been no material changes in the business of NewCo.

Other than the Reorganisation, there has not been any material change in the financial or trading position of NewCo or AGA or their subsidiaries that has occurred since the end of the last financial period for which audited financial statements have been published in respect of AGA and since its incorporation on 10 February 2023 in respect of NewCo.

There has been no change in the controlling shareholder/s of AGA during the five years preceding the Last Practicable Date.

40.	DEBENTURES AND DEBENTURE STOCK

AGA and NewCo have not issued any debentures and AGA and NewCo have not created any debentures in terms of a trust deed.

There are no debentures or debenture stock, issued by way of conversion or replacement of debentures previously issued by NewCo.

41.	INTERESTS OF DIRECTORS AND PROMOTERS

NewCo has not paid any amount (whether in cash or in securities), nor given any benefit to any promoters or any partnership, company, syndicate or other association of which any promoter or director of the Group was a member, during the three years preceding the date of this Pre-listing Statement and no director of the Group or promoters have any material beneficial interest in the promotion of NewCo.

Save as disclosed in this Pre-listing Statement, as at the Last Practicable Date, no AGA Director or NewCo Director, including all directors that have resigned in the last 18 (eighteen) months, has any direct or indirect material beneficial interests in transactions of the Group effected during the current or immediately preceding financial year or during an earlier financial year and remains outstanding or unperformed.

As of the Last Practicable Date, the directors of NewCo are Alberto Calderon and Robert Hayes, each appointed on 10 February 2023. We expect that all members of the AGA Board will become members of the NewCo Board and all members of the Executive Committee of AGA will become members of the Executive Committee of NewCo on or prior to the Operative Date, except for Ludwig Eybers, who will leave his role as Chief Operating Officer on 30 June 2023 and is expected to retire in December 2023. Robert Hayes will not remain a director or member of management of NewCo after the Reorganisation is completed.

Certain members of the AGA Board and management of AGA participated in determining the nature and terms of the Reorganisation. These individuals may have certain interests in the transactions that are additional to the interests of holders of AGA Ordinary Shares or of holders of AGA ADSs that may have caused them to view the transactions more favourably or differently from the way others would view it.

Neither the members of the AGA Board nor the members of the executive management of AGA will be granted any special benefits in connection with the Reorganisation. None of the members of the AGA Board or the members of the executive management of AGA will receive compensation due to the Reorganisation, provided that in order to avoid additional taxes or penalties under U.S. tax law, members of the executive management of AGA who participate in a deferred compensation plan that AGA has established for the benefit of its U.S. employees will be required to receive payment at the time of the Reorganisation of compensation, estimated at approximately USD 0.6 million (six hundred thousand Dollars) in total, they had previously earned but deferred the payment of. Further, no changes to the remuneration package for the members of the AGA Board or executive management of AGA are intended to be made in connection with the Reorganisation. In connection with the implementation of the Reorganisation, the existing rights over AGA Ordinary Shares held by participants under AGA’s equity plans (including members of the AGA Board and executive officers) are expected to be replaced by equivalent rights over NewCo ordinary Shares.

42.	CONSENTS

The Financial Advisers, Sponsors, Legal Advisers, Tax Adviser, Independent External Auditor and Independent Reporting Accountant whose names are included in this Pre-listing Statement, have consented in writing to act in the capacities stated and to their names being included in this Pre-listing Statement and have not withdrawn their consents prior to the publication of this Pre-listing Statement.

MINERAL RESOURCE AND MINERAL RESERVE STATEMENT

See AGA’s Mineral Resource and Mineral Reserve Report as at 31 December 2022, which is incorporated by reference in this Pre-listing Statement.

NEWCO DIRECTORS AND NEWCO MANAGEMENT

43.	GENERAL

43.1.
As of the Last Practicable Date, the NewCo Board is constituted by Alberto Calderon and Robert Hayes. It is expected that all members of the AGA Board will become members of the NewCo Board at, or prior to, the time that the Reorganisation is completed. The NewCo Board will then consist of the members listed under “Corporate Information and Advisers” on page 7 of this Pre-listing Statement.

43.2.
Effective at, or prior to the time that, the Reorganisation is completed, the NewCo Board will establish an Audit and Risk Committee, a Compensation and Human Resources Committee, a Social, Ethics and Sustainability Committee, an Investment Committee and a Nominations and Governance Committee. The functions that these committees will perform will be specified in their respective charters, which will be adopted by the NewCo Board at the time such committees are established and their powers and responsibilities are expected to be substantially similar to those of the committees of the AGA Board at, or immediately prior to, the time the Reorganisation is completed.

43.3.	None of the directors of AGA or the directors of NewCo have been involved in:

43.3.1.	any bankruptcies, insolvencies or individual voluntary compromise arrangements of such person;

43.3.2.
any business rescue plans and/or resolution proposed by any entity to commence business rescue proceedings, application having been made for any entity to begin business rescue proceedings, notices having been delivered in terms of Section 129(7) of the Companies Act, receiverships, compulsory liquidations, creditors’ voluntary liquidations, administrations, company voluntary arrangements or any compromise or arrangement with creditors generally or any class of creditors of any company; where such person is or was a director, with an executive function within such company at the time of, or within the 12 (twelve) months preceding, any such event(s);

43.3.3.
any compulsory liquidations, administrations or partnership voluntary arrangements of any partnerships where such person is or was a partner at the time of, or within the 12 (twelve) months preceding, such event(s);

43.3.4.	receiverships of any asset(s) of such person or of a partnership of which the person is or was a partner at the time of, or within the 12 (twelve) months preceding, such event;

43.3.5.
any public criticisms of such person by statutory or regulatory authorities, including recognised professional bodies, and whether such person has ever been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company;

43.3.6.	any offence involving dishonesty committed by such person;

43.3.7.	a removal from an office of trust, on the grounds of misconduct and involving dishonesty; and

43.3.8.
any court order declaring such person delinquent or placing him or her under probation in terms of Section 162 of the Companies Act and/or Section 47 of the Close Corporations Act, 1984 (Act No. 69 of 1984) (or disqualifying him or her to act as a Director in terms of Section 69 of the Companies Act.

44.	THE NEWCO BOARD AT THE DATE OF THIS PRE-LISTING STATEMENT

As of the Last Practicable Date, the members of the NewCo Board, their respective ages, their principal titles and the year in which they were first appointed are:

NewCo Board as of the date of this Pre-listing Statement
Name	Age	Position	Year First Appointed
Alberto Calderon	63	Principal executive officer	2023
Robert Hayes	57	Principal financial officer and principal accounting officer	2023

44.1.	Alberto Calderon
Principal executive officer and executive director
PhD, MPhil, MA, Juris Doctor, BA
Citizenship: Australia

44.1.1.
Alberto Calderon was appointed executive director by NewCo on 10 February 2023 and as principal executive officer on 11 May 2023. Mr Calderon’s executive experience includes leadership roles across the mining, petroleum, and energy sectors. He served as the chief executive officer of Orica and was also an executive at BHP Group Plc. During his time with BHP Group Plc, Mr Calderon held a number of key leadership positions, including group executive and chief executive aluminum, nickel and corporate development, group executive and chief commercial officer.

44.1.2.
Mr. Calderon was also CEO of Cerrejón Coal Company, an integrated thermal coal mine in Colombia, and CEO of the Colombian oil company, Ecopetrol. Prior to this, Mr. Calderon held senior leadership positions in the International Monetary Fund and the Colombian government and has been a board member of a range of private, public and non-government organisations.

44.1.3.	Set out below is a list of all Directorships held by Alberto Calderon in the prior five years:

44.1.3.1.	Orica Limited (resigned/retired).

44.2.	Robert Hayes
Principal financial officer and principal accounting officer
BSc Engineering, MBA
Citizenship: United Kingdom

44.2.1.	Robert Hayes was appointed as a director of NewCo on 10 February 2023 and as Principal Financial Officer and Principal Accounting Officer by NewCo on 11 May 2023.

44.2.2.
Mr. Hayes has 27 years of experience with AGA and currently serves as the group treasurer of AGA and the general manager of AGAH. As part of his role as group treasurer of AGA, Mr. Hayes is responsible for global insurance for AGA and sits on the board of AGA’s first-party cell captive. As the general manager of AGAH, Mr. Hayes also serves as the executive director of the AGAH board of directors.

44.2.3.	Set out below is a list of all Directorships held by Robert Hayes in the prior five years:

44.2.3.1.	AngloGold Ashanti Holdings plc (current); and

44.2.3.2.	AGRe Insurance Company Limited (current).

45.	THE NEWCO BOARD AS OF THE OPERATIVE DATE

Effective at, or prior to, the time that the Reorganisation is completed, the NewCo Board is expected to be a unitary board consisting of 12 (twelve) directors (comprising of 10 (ten) independent non-executive directors and 2 (two) executive directors).

NewCo will have a chief executive officer, chief financial officer and chairperson who will not be the same person. Prior to or on the completion the Reorganisation, Mr Alberto Calderon will be appointed as the chief executive officer, Ms Maria Ramos will be appointed as the independent non-executive chairperson and Ms Gillian Doran will be appointed as the chief financial officer, of NewCo.

All of the Directors of NewCo at the time of the Listing have submitted duly completed Directors’ declarations in compliance with Schedule 13 of the JSE Listings Requirements.

NewCo has undertaken to nominate two representatives from South Africa for election by shareholders to the NewCo Board at each annual general meeting for five years following completion of the Reorganisation and to nominate at least one representative from South Africa for election by shareholders to the NewCo Board at each annual general meeting thereafter.

The business address for all of the current and expected directors and the executive management of NewCo is 4th Floor, Communications House South Street Staines-upon-Thames, Surrey TW18 4PR, United Kingdom.

Certain information with respect to the NewCo Board is set forth below:

NewCo Board as of the date of this Pre-listing Statement
Name	Age	Position	Year First Appointed
Alberto Calderon	63	Executive director and chief executive officer	2023
Gillian Doran	47	Executive director and chief financial officer	2023
Maria Ramos	64	Independent non-executive director and chairperson	2023
Kojo Busia	60	Independent non-executive director	2023
Alan Ferguson	65	Independent non-executive director	2023
Albert Garner	67	Independent non-executive director	2023
Rhidwaan Gasant	64	Independent non-executive director	2023
Scott Lawson	61	Independent non-executive director	2023
Maria Richter	68	Independent non-executive director	2023
Jochen Tilk	59	Independent non-executive director	2023
Diana Li Sands	57	Independent non-executive director	2023
Jinhee Magie	55	Independent non-executive director	2023

45.1.	Alberto Calderon, Chief executive officer and executive director
PhD, MPhil, MA, Juris Doctor, BA
Citizenship: Australia

45.1.1.	See paragraph 44.1 above for Mr Calderon’s biography.

45.2.	Gillian Doran, chief financial officer and executive director
Fellow Member of Association of Chartered Certified Accountants (FCCA)
Citizenship: Ireland and Australia

45.2.1.
Gillian Doran was appointed as chief financial officer by AGA on 1 January 2023. Gillian Doran brings more than 25 years of experience in finance and commercial roles across a number of industries, predominantly natural resources and also construction and manufacturing. Prior to joining AGA, Ms. Doran served as chief financial officer for Rio Tinto’s Global Aluminum division. Ms. Doran’s career at Rio Tinto spanned over 15 years in a number of senior finance roles within operations, regional business unit and Group headquarters.

45.2.2.
A seasoned international executive leader having previously worked and lived in Europe, North America and Australia, Ms. Doran brings to AngloGold Ashanti deep experience in financial accounting, planning, performance management, investment, transformation and strategy.

45.2.3.	Set out below is a list of all Directorships held by Gillian Doran in the prior five years:

45.2.3.1.	Rio Tinto Alcan Inc. (resigned/retired);

45.2.3.2.	Rio Tinto Alcan Fund Inc. (resigned/retired);

45.2.3.3.	Rio Tinto Japan Limited (resigned/retired);

45.2.3.4.	Rio Tinto Pte Limited (resigned/retired); and

45.2.3.5.	Rio Tinto Global Employment Company Pte Limited (resigned/retired).

45.3.	Maria Ramos, Independent non-executive director and chairperson
MSc, BCom (Hons), Banker Diploma, Certified Associate of the Institute of Bankers (South Africa)
Citizenship: South Africa

45.3.1.
Maria Ramos was appointed a director of AGA on 1 June 2019 and Chairperson of the Board on 5 December 2020. Maria Ramos is an independent non-executive director of Standard Chartered Plc and serves on the board of Compagnie Financière Richemont SA. She served as Group CEO of Absa Group (previously Barclays Africa Group Limited), retiring in 2019. Prior to that she was CEO of Transnet and served as Director General of South Africa’s National Treasury.

45.3.2.
She recently served as independent non-executive director on the boards of the Public Investment Corporation and Saudi British Bank. She also co-chaired the United Nations Secretary General’s Task Force on Digital Financing of the Sustainable Development Goals.

45.3.3.
Ms. Ramos has in the past served as a non-executive and independent director on the boards of Sanlam Ltd, Remgro Ltd and SABMiller Plc. She was a member of the World Economic Forum’s International Business Council and member of its executive committee and its chairperson for two years.

45.3.4.	She is a member of the Group of Thirty and serves on the International Advisory Board of the Blavatnik School of Government, Oxford University.

45.3.5.	Set out below is a list of all Directorships held by Maria Ramos in the prior five years:

45.3.5.1.	Compagnie Financière Richemont S.A (current);

45.3.5.2.	Standard Chartered Plc (current);

45.3.5.3.	Standard Chartered Bank Plc (current);

45.3.5.4.	Public Investment Corporation SOC Limited (resigned/retired);

45.3.5.5.	Saudi British Bank (resigned/retired); and

45.3.5.6.	Absa Group Limited (resigned/retired).

45.4.	Kojo Busia, Independent non-executive director
PhD, MA, BA
Citizenship: Ghana

45.4.1.
Kojo Busia was appointed as Independent non-executive director by AGA on 1 August 2020. Kojo Busia has over 25 years of professional experience in African natural resources governance and management working at both bilateral and multilateral organisations. He recently held the position of Chief of the Natural Resources Management Section, Technology, Climate Change and Natural Resource Management Division, at the United Nations Economic Commission for Africa (UNECA).

45.4.2.
He previously served as co-ordinator of the African Mineral Development Centre (AMDC) at the UNECA. Prior to heading the AMDC, Dr Busia spent nearly a decade leading the African Peer Review Mechanism Support Section, Governance and Public Administration Division, also at the UNECA. In addition, Dr Busia has served on several advisory boards including the Responsible Mining Foundation Advisory Council, Advisory Director of Global Mining Sustainability, and Mining Indaba’s Sustainability Advisory Committee. He is a founding director of the Africa Resource Management, Environment and Climate Change Institute, a think-do-tank recently established in Accra, Ghana.

45.4.3.	Kojo Busia is a director of African Mining Vision Resources Partners (current) in the prior five years.

45.5.	Alan Ferguson, Independent non-executive director
BSc, CA (Scotland)
Citizenship: United Kingdom

45.5.1.
Alan Ferguson was appointed as Independent non-executive director by AGA on 1 October 2018. Alan Ferguson was a former chief financial officer of a number of FTSE-listed entities, including Lonmin Plc. Since 2011 he has held non-executive directorships on a number of boards including Johnson Matthey, Croda International and Marshall Motors Holdings where he chaired their audit committees and was the Senior Independent Director. He currently serves on the board of Harbour Energy where he chairs the audit committee. In addition, Mr. Ferguson serves as a member of the Business Policy Panel of the Institute of Chartered Accountants of Scotland and is a member of the leadership team of the U.K. Audit Committee Chair’s Independent Forum.

45.5.2.	Set out below is a list of all Directorships held by Alan Ferguson in the prior five years:

45.5.2.1.	Harbour Energy Plc (current);

45.5.2.2.	Johnson Matthey Plc (resigned/retired);

45.5.2.3.	Croda International Plc (resigned/retired); and

45.5.2.4.	Marshall Motors Holdings Plc (resigned/retired).

45.6.	Albert Garner, Independent non-executive director
BSE
Citizenship: United States

45.6.1.
Albert Garner was appointed as Independent non-executive director by AGA on 1 January 2015. Albert Garner has extensive experience in capital markets, corporate finance and mergers and acquisitions having worked with Lazard Frères & Co. LLC for over 40 years in various leadership positions. He is one of the most senior bankers at Lazard, currently leading their special committee practice and chairing their fairness opinion committee. He formerly led Lazard’s corporate finance practice. Mr. Garner became a general partner in 1989 and is now Vice Chair of Investment Banking.

45.6.2.	Albert Garner did not hold any directorships other than AGA in the prior five years.

45.7.	Rhidwaan Gasant, Independent non-executive director
BCompt (Hons), CA (SA), ACIMA, Executive Development Programme
Citizenship: South Africa

45.7.1.
Rhidwaan Gasant was appointed the Lead Independent Non-Executive Director of AGA on 12 August 2010. Rhidwaan Gasant was previously the CEO of Energy Africa Limited. He is currently the independent non-executive chairman of Growthpoint Properties Limited and chairs the board audit committee of MTN Nigeria Communications Plc.

45.7.2.	Set out below is a list of all Directorships held by Rhidwaan Gasant in the prior five years:

45.7.2.1.	Growthpoint Properties Ltd (current);

45.7.2.2.	V&A Waterfront Holdings (Pty) Ltd and Subsidiaries (current);

45.7.2.3.	MTN Nigeria Communications Plc (current);

45.7.2.4.	Rapid African Energy (Pty) Ltd (resigned/retired);

45.7.2.5.	Edcon Group Ltd (resigned/retired);

45.7.2.6.	MTN Dubai Ltd (resigned/retired);

45.7.2.7.	Rapid African Energy Zambia (resigned/retired);

45.7.2.8.	RAE Zambia Ltd (resigned/retired);

45.7.2.9.	MTN Cameroon (resigned/retired); and

45.7.2.10.	MTN Yemen (resigned/retired).

45.8.	Scott Lawson, Independent non-executive director
BSc, Civil Engineering, MBA
Citizenship: United States

45.8.1.
Scott Lawson was appointed as Independent non-executive director by AGA on 1 December 2021. Scott Lawson has over 35 years in the mining industry and is an experienced global mining executive who has served in a broad range of roles. He is the former executive vice president and chief integration officer of Newmont Corporation. Prior to this Mr. Lawson served as executive vice president and chief technology officer and other executive technical roles for Newmont Corporation.

45.8.2.
Mr. Lawson spent 22 years with Rio Tinto in executive roles with Rio Tinto Alcan, Rio Tinto Technology and Innovation and Rio Tinto Kennecott. He is the former senior vice president, engineering services at Peabody Energy responsible for global engineering and technical services support.

45.8.3.	Scott Lawson did not hold any directorships other than AGA in the prior five years.

45.9.	Jinhee Magie, Independent non-executive director
CPA; CA
Citizenship: Canada

45.9.1.
Jinhee Magie was appointed as Independent non-executive director by AGA on 1 June 2023. Jinhee Magie is the former Chief Financial Officer of Lundin Mining Corporation, a Canadian-based international metals company, having served over 14 years with the company in various roles of increasing responsibility. She is a finance executive with extensive public company experience in the areas of corporate strategy, capital markets, mergers and acquisitions and information technology, particularly within the mining industry. Ms. Magie is a corporate director who currently serves on the boards of Lithium Americas Corporation and Star Royalties Limited.

45.9.2.	Set out below is a list of all Directorships held by Jinhee Magie in the prior five years:

45.9.2.1.	Lithium Americas Corporation (current); and

45.9.2.2.	Star Royalties Ltd (current).

45.10.	Maria Richter, Independent non-executive director
BA, Juris Doctor
Citizenship: United States and Panama

45.10.1.
Maria Richter was appointed as Independent non-executive director by AGA on 1 January 2015. Maria Richter is an experienced non-executive director who has served on a diverse range of U.S. and international company boards. She previously served on the board of Barclays International, Barclays Bank plc and National Grid plc where she was the chairperson of the finance committee and member of the audit and nominations committees. She currently sits on the boards of Rexel Group, France, a global leader in the professional distribution of energy products and services, and Bessemer Trust, a U.S. wealth management company, and is a member of the audit and nominations committees of Rexel and the remuneration committee of Bessemer Trust.

45.10.2.	During Ms. Richter’s professional career she served in various positions at the former Dewey Ballantine, Prudential, Salomon Brothers Inc. and Morgan Stanley & Co.

45.10.3.	Set out below is a list of all Directorships held by Maria Richter in the prior five years:

45.10.3.1.	Rexel Group (current);

45.10.3.2.	Bessemer Trust (US) (current);

45.10.3.3.	Barclays International (resigned/retired); and

45.10.3.4.	Barclays Bank Plc (resigned/retired).

45.11.	Diana Sands, Independent non-executive director
CPA; MBA
Citizenship: United States

45.11.1.
Diana Sands was appointed as Independent non-executive director by AGA on 1 June 2023. Diana Sands brings over 30 years of business experience to her board roles. She serves on U.S. public boards, SP+ Corporation and PDC Energy and on the board of privately held Vmo Aircraft Leasing. Ms. Sands previously held senior executive finance and governance positions at the Boeing Company including SVP Office of Internal Governance and Administration which oversaw ethics and investigations, compliance risk management, internal audit, security and internal services. She was also corporate controller, and head of investor relations and financial planning. Previously Ms. Sands worked in the automotive and telecommunications sectors and started her career as a Certified Public Accountant.

45.11.2.	Set out below is a list of all Directorships held by Diana Sands in the prior five years:

45.11.2.1.	Vmo Aircraft Leasing (resigned/retired);

45.11.2.2.	PDC Energy Inc (current); and

45.11.2.3.	SP+ Corporation (current).

45.12.	Jochen Tilk, Independent non-executive director
Bachelors Mining Engineering, Masters Mining Engineering
Citizenship: Canada

45.12.1.
Jochen Tilk was appointed as Independent non-executive director by AGA on 1 January 2019. Jochen Tilk is the former executive chair of Nutrien Inc., a Canadian global supplier of agricultural products and services. He is the former president and CEO of Potash Corporation. Mr. Tilk, previously spent 25 years with Inmet Mining Corporation, a Canadian-based, international metals company, with five of those years as the company’s president and CEO. He is also a director of Emera Inc., a publicly listed energy utility company and the Princess Margaret Cancer Foundation, a not-for-profit organisation.

45.12.2.	Jochen Tilk was a director of Emera Inc. (current) and Nutrien Inc. (resigned/retired) in the prior five years.

46.	BOARD COMMITTEES AS AT THE DATE OF THIS PRE-LISTING STATEMENT

46.1.	Executive Committee

As at the Last Practicable Date, the executive management of NewCo comprises Alberto Calderon and Robert Hayes, each appointed on 10 February 2023. Robert Hayes will not remain a member of the Executive Committee of NewCo after the Reorganisation is completed. The Executive Committee of AGA will become members of the Executive Committee of NewCo at, or prior to, the time that the Reorganisation is completed. In addition to Alberto Calderon and Gillian Doran, the following people will also be members of the Executive Committee of NewCo:

46.1.1.	Lisa Ali, Chief people officer
BSc (Hons) in Chemistry, Analytical Chemistry and Biochemistry, Executive MBA
Citizenship: Trinidad and Tobago

Lisa Ali was appointed as Chief People Officer of AGA and a member of the Executive Committee with effect from 1 April 2022. In this role, Ms. Ali is responsible for Group human resources. Ms. Ali has over 30 years of experience, most of which has been in extractive industries. Since 2020, Ms. Ali has served as Chief People and Sustainability Officer at Newcrest Mining Limited. Prior to joining Newcrest, Ms. Ali was Head of Transformation at Trinidad Petroleum Holdings Ltd. and its subsidiary companies and has held several senior positions at BP International PLC.

46.1.2.	Terry Briggs, Chief development officer
BSc (Hons) in Geology, MEng
Citizenship: Australia

Terry Briggs was appointed as Chief Development Officer of AGA and a member of the Executive Committee with effect from 1 April 2022. His portfolio at AGA includes Corporate Strategy and Business Planning, Business Development and green-fields exploration. Mr. Briggs has 25 years of experience, spanning site based technical and management roles at several underground and open pit base and precious metal operations at all stages of development from start-up to closure, as well as regional and corporate leadership roles. Since 2008, Mr. Briggs worked at Newmont Corporation where, most recently, he served as Vice President Planning. Prior to serving in this role, Mr. Briggs held various leadership roles in Technical Services, Corporate Development and Finance at Newmont Corporation. Mr. Briggs has represented on various geology and mining industry bodies and authored several publications on engineering, geology and exploration.

46.1.3.	Stewart Bailey, Chief sustainability and corporate affairs officer
Citizenship: United States

Stewart Bailey’s portfolio includes stakeholder relations and the broader ambit of sustainability policy and oversight. He leads a strong team of specialists covering community and government relations, communications and investors relations, reporting and environment. Throughout 13 years with AGA, based both in the United States and South Africa, he has built an in-depth knowledge of AGA, its operations and its stakeholders. Mr. Bailey formerly Senior Vice President of Investor Relations and Group Communications, was appointed to his current role in 2019. In his previous role, Mr. Bailey covered debt and equity investors in the United States, South Africa, the United Kingdom, Europe and Asia. He also held line responsibility for AngloGold Ashanti’s corporate communications programme, which included engagement with financial news media in South Africa, the United States and the United Kingdom. He is a former financial journalist with Bloomberg LP in New York and Johannesburg.

46.1.4.	Marcelo Godoy, Acting chief operating officer
PhD in Strategic Mine Planning, Masters in Geostatistics
Citizenship: Brazilian

Marcelo Godoy has over 25 years of experience in the mining industry and was previously Senior Vice President, Exploration at Newmont Corporation where he led the development of numerous innovation programs, including a world-class orebody risk management system that delivered a step change in the reliability of production forecasts. Mr. Godoy is a recognised leader in the field of mine planning under uncertainty and a champion of diversity and inclusion. Prior to joining Newmont, he was Mining Sector Leader for Golder Associates in South America and a Director at Golder’s Global Board of Directors. During his tenure at Golder Associates, Mr. Godoy managed major mining feasibility studies and reserve compliance audits for the world’s top producers of base metals, iron ore and gold. He brings to AGA experience in resource modelling, mine planning and project development, as well as a track record in leading technical teams and introducing technology to drive sustainable competitive advantage. Marcelo Godoy will assume the accountabilities of the Chief Operating Officer on an interim basis from 1 July 2023.

46.1.5.	Lizelle Marwick Chief legal officer
BProc; LLB; LLM
Citizenship: South African

Lizelle Marwick was appointed as Executive Vice President: General Counsel and Compliance on 1 July 2020, after previously serving as Senior Vice President: Deputy General Counsel. She joined AGA in 2011 establishing and heading up the legal function for the Africa operations. She is familiar with all aspects of the organization and well versed on multi-jurisdictional legal work covering a wide range of subjects, with extensive experience in governance, corporate transactions and government negotiations. Prior to joining AGA, Ms. Marwick practiced law at Bowman Gilfillan in South Africa and Herbert Smith in the United Kingdom. She is admitted as an attorney in South Africa and a solicitor in England and Wales.

46.2.	Audit and Risk Committee

The Audit and Risk Committee, which is expected to initially consist of Alan Ferguson, Rhidwaan Gasant, Albert Garner, Jochen Tilk, Jinhee Magie and Scott Lawson will assist the NewCo Board in, among other things, overseeing the financial reporting processes and the audits of NewCo’s financial statements. In addition, the Audit and Risk Committee will be directly responsible for the appointment, compensation, retention and oversight of NewCo’s independent registered public accounting firm. The Audit and Risk Committee will also be responsible for reviewing and determining whether to approve certain transactions with related parties in accordance with NewCo’s related party transactions policy.

It is expected that Alan Ferguson will be appointed as chairman of the Audit and Risk Committee.

Furthermore, the Audit and Risk Committee will oversee the internal controls over financial reporting, disclosure controls and procedures and the internal audit functions to ensure the effectiveness of the Company’s financial reporting procedures.

The Audit and Risk Committee will, among other things –

●
ensure that NewCo has established the appropriate financial reporting procedures and that those procedures are operating, which will include consideration of all of the entities included in the consolidated Group IFRS financial statements; and

●	ensure that the appointment of the independent registered accounting firm is presented and included as a resolution at the annual general meeting of NewCo.

It is expected that the Audit and Risk Committee will hold at least one meeting every quarter.

46.3.	Other Committees of the NewCo Board

Effective at or prior to the time that the Reorganisation is completed, NewCo expects that, in addition to the Audit and Risk Committee, its Board will establish a Compensation and Human Resources Committee, a Social, Ethics and Sustainability Committee, an Investment Committee and a Nominations and Governance Committee. The functions that these committees will perform will be specified in their respective charters, which will be adopted by the NewCo Board at the time such committees are established and their powers and responsibilities are expected to be substantially similar to those of the committees of the AGA Board at or immediately prior to the time the Reorganisation is completed.

As at the Last Practicable Date, the Social, Ethics and Sustainability Committee of the NewCo Board has not yet been established and NewCo cannot therefore confirm that the Social, Ethics and Sustainability Committee of the NewCo Board has fulfilled its mandate as prescribed by applicable law. As at the Last Practicable Date, the NewCo Board confirms that, to the best of its knowledge and belief, NewCo is compliant with its laws of incorporation. As at the Last Practicable Date, the Social, Ethics and Sustainability Committee of AGA has fulfilled its mandate in terms of the Companies Act and the Companies Regulations.

47.	CORPORATE GOVERNANCE

47.1.	Corporate governance of NewCo

Following the implementation of the Reorganisation, NewCo will adopt corporate governance guidelines that are designed to satisfy the requirements of all applicable rules and regulations including those of the NYSE and the SEC. Following the implementation of the Reorganisation, as NewCo will have its primary listing on the NYSE, NewCo, will adhere to the corporate governance requirements applicable to foreign private issuers provided for in U.S. legislation, including the Sarbanes-Oxley Act, regulations enacted under the U.S. securities laws and the listing standards of the NYSE and will therefore not adopt the principles set out in King IV.

To the best of the knowledge and belief of the directors of NewCo, NewCo has complied with the laws of England and Wales being the laws of its jurisdiction of incorporation and NewCo has complied with the provisions of the NewCo Articles.

47.2.	JSE corporate governances practices compared with NYSE listing standards

Please refer to page 90 of this Pre-listing statement.

REMUNERATION OF NEWCO DIRECTORS AND NEWCO MANAGEMENT

As of the Last Practicable Date, NewCo has not paid any remuneration to the current or proposed NewCo non-executive directors or the proposed NewCo management. Under English law, following the Reorganisation, NewCo will be required to compensate its directors in accordance with a shareholder approved remuneration policy, which will be presented to the shareholders at the first annual general meeting following the Reorganisation. It is expected that NewCo’s proposed remuneration policy will mirror that of AGA, subject to any changes necessary to reflect English law, or that the NewCo Compensation and Human Resources Committee determines to be necessary to align the policy with applicable market practice and the new Group structure following the Reorganisation and that is in the best interests of NewCo and its shareholders (the “NewCo Remuneration Policy”).

For information concerning AGA’s current remuneration policy, see the section entitled “Integrated Annual Report – Governance – Remuneration Report”, which is incorporated by reference in this Pre-listing Statement, and which mirrors the proposed remuneration to be paid to the proposed NewCo non-executive directors. Prior to the approval of the NewCo Remuneration Policy, the remuneration paid to the members of the NewCo Board will not be subject to the requirements of any remuneration policy. However, we expect that such remuneration will be generally consistent with that provided for under AGA’s current remuneration policy.

No fees have been paid, or accrued as payable, to any third party in lieu of directors’ fees.

INTERESTS OF AGA DIRECTORS AND AGA MANAGEMENT IN THE REORGANISATION

48.	OVERVIEW

As of the Last Practicable Date, the directors of NewCo are Alberto Calderon and Robert Hayes, each appointed on 10 February 2023. We expect that all members of the AGA Board will become members of the NewCo Board and all members of the Executive Committee of AGA will become members of the Executive Committee of NewCo at or prior to the Operative Date, except for Ludwig Eybers, who will leave his role as Chief Operating Officer on 30 June 2023 and is expected to retire in December 2023. Robert Hayes will not remain a director or member of management of NewCo after the Reorganisation is completed.

Certain members of the AGA Board and management of AGA participated in determining the nature and terms of the Reorganisation. These individuals will be appointed as members of the NewCo Board or members of the NewCo Executive Committee, as the case may be, and may therefore be deemed to have certain interests in the transactions comprising the Reorganisation that are additional to the interests of holders of AGA Ordinary Shares or of holders of AGA ADSs, which may be construed to have caused them to view the transactions comprising the Reorganisation more favourably or differently from the way others would view it. Save for their interests in being appointed as members of the NewCo Board or the NewCo Executive Committee, as the case may be, the members of the AGA Board and management of AGA do not have any other interests, that are additional to the interests of holders of AGA Ordinary Shares or of holders of AGA ADSs, in the transactions comprising the Reorganisation.

Neither the members of the AGA Board nor the members of the executive management of AGA will be granted any special benefits in connection with the Reorganisation. None of the members of the AGA Board or the members of the executive management of AGA will receive compensation or remuneration due to or as a consequence of the Reorganisation, provided that in order to avoid additional taxes or penalties under U.S. tax law, members of the executive management of AGA who participate in a deferred compensation plan that AGA has established for the benefit of its U.S. employees will be required to receive payment at the time of the Reorganisation of compensation, estimated at approximately USD 600,000 (six hundred thousand Dollars) in total, they had previously earned but deferred the payment of. Further, no changes to the remuneration package for the members of the AGA Board or executive management of AGA are intended to be made in connection with the Reorganisation. In connection with the implementation of the Reorganisation, the existing rights over AGA Ordinary Shares held by participants under AGA’s equity plans (including members of the AGA Board and executive officers) are expected to be replaced by equivalent rights over NewCo ordinary Shares.

49.	BENEFICIAL INTERESTS IN THE REORGANISATION

49.1.	Interests of NewCo Directors in AGA Shares

As at the Last Practicable Date, no NewCo Director (or any of their associates), holds any direct or indirect beneficial interests in the share capital of AGA, nor have any of the directors of NewCo dealt in AGA Shares during the period beginning 6 (six) months before the issue of the announcement in relation to the Reorganisation, and ending on the Last Practicable Date, save for: (i) Mr Alberto Calderon periodically receives, and has in the past received, awards under certain AGA share incentive plans, as a result of which he held a balance of 233,253 (two hundred and thirty three thousand two hundred and fifty three) AGA share awards and 26,370 (twenty six thousand three hundred and seventy) AGA Shares: (ii) Mr. Robert Hayes who periodically receives awards under the DSP, as a result of which he held 45,235 (forty five thousand two hundred and thirty five) AGA share awards and no AGA Ordinary Shares as of April 28, 2023.

49.2.	Interests of Directors of NewCo in NewCo Shares

As at the Last Practicable Date, no director of NewCo (or any of their associates) holds any direct or indirect beneficial interests in the share capital of NewCo, nor have the directors of NewCo dealt in NewCo Ordinary Shares during the period beginning 6 (six) months before the announcement in relation to the Reorganisation, and ending on the Last Practicable Date.

49.3.	Interests of AGA Directors in NewCo Ordinary Shares

As of the Last Practicable Date, none of the AGA Directors and/or the NewCo Directors hold any NewCo Ordinary Shares. The AGA Directors who hold AGA Ordinary Shares, as of the Last Practicable Date, will receive the corresponding number of NewCo Ordinary Shares pursuant to the Reorganisation.

49.4.	Interests of AGA Directors and AGA management in AGA Ordinary Shares

The following table sets out, to the knowledge of AGA, the direct beneficial interests, as well as associate interests in AGA Shares (including the AGA Shares represented by the AGA ADSs) by AGA Directors (and their associates) and AGA management (and their associates), including AGA Directors and AGA management who have resigned in the preceding 18 (eighteen) months (and their associates) as of the Last Practicable Date:

	Beneficial
	Direct		Indirect
Number of AGA Ordinary Shares		% of Issued Share Capital	Number of AGA Ordinary Shares	% of Issued Share Capital
Non-Executive AGA Directors
Maria Ramos (Chairperson)	0	0	0	0
Rhidwaan Gasant	0	0	0	0
Kojo Busia	2,000	0.0005	0	0
Alan Ferguson	5,000	0.0012	0	0
Albert Garner	22,500	0.0054	0	0
Maria Richter	10,300	0.0025	1,000	0.0002
Scott Lawson	2,830	0.0007	0	0
Jochen Tilk	2,800	0.0007	0	0
Jinhee Magie	0	0	0	0
Diana Sands	0	0	0	0
Total Non-Executive AGA Directors	45,430	0.0108	1,000	0.0002
Executive AGA Directors
Alberto Calderon	26,370	0.0063	0	0
Gillian Doran	0	0	0	0
Total Executive Directors	26,370	0.0063	0	0
Prescribed Officers/Executive Committee of AGA
Lisa Ali	0	0	0	0
Stewart Bailey	8,927	0.0021	0	0
Terry Briggs	0	0	0	0
Ludwig Eybers*	0	0	0	0
Marcelo Godoy	32,643	0.0078	0	0
Lizelle Marwick	0	0	0	0
Total Prescribed Officers/ Executive Committee of AGA	41,570	0.0099	0	0
TOTAL	67,940	0.0162	0	0

* Ludwig Eybers will leave his role as Chief Operating Officer on June 30, 2023 and is expected to retire in December 2023.

50.	POTENTIAL CONFLICTS OF INTEREST AND OTHER INFORMATION

50.1.
NewCo is not aware of any existing or potential conflicts between the private and personal interests or other duties of AGA Directors or members of AGA management and the interests of NewCo. There are no family ties between any of the AGA Directors or members of AGA management and NewCo. Within the 5 (five) years prior to the Last Practicable Date, no AGA Director or member of AGA management has been:

50.1.1.	convicted in relation to fraudulent offences;

50.1.2.	associated with bankruptcies, receiverships or liquidations in his or her capacity as a member of an administrative, management or supervisory body or as a founder; or

50.1.3.
officially and publicly incriminated and/or sanctioned by statutory or regulatory authorities (including designated professional bodies) or ever been disqualified by a court from acting as a member of the administrative, management or supervisory bodies of an issuer or from acting in the management or conduct of the affairs of an issuer.

50.2.
NewCo is not aware of any arrangement or understanding with major AGA Shareholders, suppliers, customers or others pursuant to which any AGA Director or member of AGA management was selected as an AGA Director or member of AGA management.

EXISTING MAJOR SHAREHOLDERS OF AGA AND NEWCO

51.	EXISTING MAJOR SHAREHOLDERS OF AGA

51.1.
The table below presents, to the knowledge of AGA, each AGA Shareholder holding, directly or indirectly, a beneficial interest in excess of 5% (five percent) of the issued AGA Shares as of Last Practicable Date:

AGA Shareholder	Number of AGA Shares	% of issued share capital
Public Investment Corporation SOC Limited	78,550,223	18.72
Van Eck Associates Corporation	27,267,584	6.50
BlackRock Advisors LLC	26,273,339	6.26

51.2.
As at the Last Practicable Date, a total of 114,783,216 (one hundred fourteen million seven hundred eighty three thousand two hundred and sixteen AGA Ordinary Shares 27.35 (twenty seven point three five percent) of ordinary issued share capital of AGA) were held by the ADS Depositary. Each AGA ADS represents one AGA Ordinary Share. At the Last Practicable Date, the number of persons who were registered holders of AGA AIDSs was reported at 1,888 (one thousand eight hundred and eighty eight). AGA is aware that many AGA ADSs are held of record by brokers and other nominees, and accordingly the above numbers are not necessarily representative of the actual number of persons who are beneficial holders of AGA ADSs or the number of AGA ADSs beneficially held by these persons. All AGA shareholders have the same voting rights of one vote per AGA Ordinary Share.

51.3.
As at 26 May 2023, there were 21,608 (twenty one thousand six hundred and eight) holders on record of AGA Ordinary Shares. Of these holders 476 (four hundred and seventy six) had registered addresses in the United States and held a total of 66,434,804 (sixty six million four hundred thirty four thousand eight hundred and four) AGA Ordinary Shares, or 15.83% (fifteen point eight three percent) of the total outstanding AGA Ordinary Shares. In addition, certain accounts on record with registered addresses outside the United States, including custodians for the ADS Depositary hold AGA Ordinary Shares, in whole or in part, beneficially for residents of the United States. As of the Last Practicable Date, it is estimated that 34.95% (thirty four point nine five percent) of AGA Ordinary Shares were beneficially owned by residents of the United States.

51.4.
The bulk of the NewCo Ordinary Shares are expected to be held by a relatively small number of investors. According to the information available as at the Last Practicable Date, AGA’s five largest shareholders beneficially owned 40.70% (forty point seven percent) and the top 10 largest beneficially owned 55.64% (fifty five point six four percent) of the AGA Ordinary Shares. Upon completion of the Reorganisation, such shareholders are expected to beneficially own the same percentage of NewCo Ordinary Shares as they held of AGA Ordinary Shares immediately prior to the implementation of the Reorganisation (subject to any adjustments to reflect any exercise of Appraisal Rights).

51.5.
Insofar as is known to AGA, there was no person who, directly or indirectly, jointly or severally, exercised or could exercise control over AGA, nor is AGA aware of any arrangements which might result in a change of control of AGA except in relation to the Reorganisation.

51.6.
As of the Last Practicable Date, AGA is the sole shareholder of NewCo. As of the Last Practicable Date NewCo does not hold any AGA Ordinary Shares. Alberto Calderon periodically receives, and has in the past received, awards under certain AGA equity plans, as a result of which he held a balance of 233,253 (two hundred thirty three thousand two hundred and fifty three) AGA share awards and 26,370 (twenty six thousand three hundred and seventy) AGA Ordinary Shares as of the Last Practicable Date. Mr. Robert Hayes periodically receives, and has in the past received, awards under certain AGA equity plans, as a result of which he held a balance of 45,235 (forty five thousand two hundred and thirty five) AGA share awards and no AGA Ordinary Shares as of the Last Practicable Date.

51.7.	AGA is not, directly or indirectly, owned or controlled by another corporation or by any government.

52.	HOLDINGS IN NEWCO AT THE OPERATIVE DATE

52.1.
It is contemplated that upon the completion of the Reorganisation, the Major Shareholders of NewCo (each NewCo Shareholder holding, directly or indirectly, in excess of 5% (five percent) of the issued NewCo Ordinary Shares) will be the same as the Major Shareholders of AGA immediately prior to the implementation of the Reorganisation.

52.2.
The table below presents, to the knowledge of NewCo, each NewCo Shareholder holding, directly or indirectly, a beneficial interest in excess of 5% (five percent) of the issued NewCo Ordinary Shares as of the Operative Date:

NewCo Shareholder	Number of NewCo Ordinary Shares	% of issued share capital
Public Investment Corporation SOC Limited	78,550,223	18.72
BlackRock Advisors LLC	26,273,339	6.26
Van Eck Associates Corporation	27,267,584	6.50

52.3.	All NewCo Ordinary Shares will have the same voting rights. None of the above NewCo Shareholders will hold voting rights that are different from those held by any other NewCo Shareholders.

52.4.
NewCo is not expected to be, directly or indirectly, owned or controlled by another corporation or by any government. NewCo does not know of any arrangement that may, at a subsequent date, result in a change of control.

52.5.	Upon the completion of the Reorganisation the level of public shareholders, as contemplated in paragraph 4.25 and paragraph 4.26 of the JSE Listings Requirements, will be achieved by NewCo.

EXCHANGE CONTROL REGULATIONS

There are no governmental laws, decrees, regulations or other legislation in the United Kingdom that may affect the import or export of capital, including the availability of cash and cash equivalents for use by NewCo, or that may affect the remittance of dividends, interest, or other payments by NewCo to non-resident holders of NewCo Ordinary Shares, other than withholding tax requirements. There is no limitation imposed by English law or in the NewCo Articles on the right of non-residents to hold or vote shares.

Exchange controls are imposed on South African residents in terms of the Exchange Control Regulations. The Financial Surveillance Department of the South African Reserve Bank (“FinSurv”) is responsible for the day-to-day administration of the exchange controls. FinSurv has a wide discretion which discretion is, however, not exercised arbitrarily but is based upon a set of norms and is subject to the policy guidelines laid down by the Minister of Finance, Director General, Finance, and SARB.

The Exchange Control Regulations and the Currency and Exchanges Manual for Authorised Dealers are collectively referred to as “Exchange Control Rules” herein. Certain South African banks have been appointed to act as authorised dealers (as defined by the Exchange Control Rules) in foreign exchange (each an “Authorised Dealer”). Authorised Dealers may buy and sell foreign exchange, subject to conditions and within limits prescribed by FinSurv.

The Authorised Dealers are also required to assist FinSurv to administer the Exchange Control Rules. All applications to FinSurv are required to be made through an authorised dealer. The Currency and Exchanges Manual for Authorised Dealers sets out the conditions, permissions and limits applicable to the transactions in foreign exchange which may be undertaken by authorised dealers, as well as details of related administrative responsibilities.

The Exchange Control Rules provide for restrictions on exporting capital from the CMA. Transactions between residents of the CMA, on the one hand, and corporations and persons whose normal place of residence, domicile or registration is outside of the CMA, on the other hand, are subject to these Exchange Control Rules.

Exchange Control Regulations

The following summary is intended as a guide, and is therefore not comprehensive. Scheme Participants who have any queries regarding the appropriate action should contact their own professional advisers without delay. In terms of the Exchange Control Regulations and as defined in the Currency and Exchanges Manual for Authorised Dealers:

●
“resident” means any person (i.e. a natural person or legal entity) who has taken up permanent residence, is domiciled or registered in South Africa. For the purpose of the Authorised Dealer Manual, this excludes any approved offshore investments held by South African residents outside the CMA. However, such entities are still subject to exchange control rules and the Exchange Control Regulations; and

●	non-resident means a person, (i.e. a natural person or a legal entity) whose normal place of residence, domicile or registration is outside the CMA.

In the case of a natural person any person that has permanently left South Africa before 26 February 2021, or who has been living abroad for 5 (five) or more years, including an immigrant that holds a permanent residence permit but opted not to obtain a barcoded South African ID, will be deemed non-resident with an obligation to update their South African Revenue Service (SARS) profile within 12 months. The tax residency status will determine how domestic assets are treated in the cases of residents who have ceased tax residency.

South African investors are required to hold their NewCo shares on the JSE, unless they utilise approved foreign funds to acquire shares in NewCo held on a foreign exchange. South African investors may seek specific prior approval from the Financial Surveillance Department to have the NewCo shares held on an offshore register. Investors holding NewCo JSE listed shares may only trade in and settle such trades at market related prices and in ZAR. In the event of a capital reduction or a share buy-back transaction or the delisting of NewCo from the JSE, all holders of JSE listed shares must be paid in ZAR, into a domestic ZAR bank account held with a South African registered bank. South African investors holding NewCo JSE listed shares, may exercise their rights in terms of a rights offer without restriction.

Scheme Participants who are uncertain as to whether they are residents, non-residents or South African non-tax residents (emigrants), are advised to approach their relevant Authorised Dealer/advisers to request confirmation.

MATERIAL TAX CONSIDERATIONS

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

53.	SCOPE OF DISCUSSION

53.1.
The following discussion addresses the material U.S. federal income tax consequences of the U.S. Tax Reorganisation generally expected to be applicable to the holders of AGA Ordinary Shares or AGA ADSs and their receipt and ownership of NewCo Ordinary Shares. This section applies to you only if you hold your AGA Ordinary Shares or AGA ADSs and NewCo Ordinary Shares as capital assets for U.S. federal income tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

53.1.1.	a bank or other financial institution;

53.1.2.	a tax-exempt organisation;

53.1.3.	a real estate investment trust or real estate mortgage investment conduit;

53.1.4.
an entity or arrangement classified as a partnership for U.S. federal income tax purposes or other pass-through entity such as a subchapter S corporation (or an investor in such an entity or arrangement);

53.1.5.	an insurance company;

53.1.6.	a regulated investment company;

53.1.7.	a dealer or broker in stocks and securities, or currencies;

53.1.8.	a trader in securities that elects mark-to-market treatment;

53.1.9.	a person subject to the alternative minimum tax;

53.1.10.	a person that received shares through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;

53.1.11.	a person that owns or has owned directly, indirectly or constructively 10% (ten percent) or more of the voting stock of AGA prior to the Reorganisation;

53.1.12.	a person that holds AGA Ordinary Shares, AGA ADSs or NewCo Ordinary Shares as part of a straddle, a hedge, constructive sale, conversion or other integrated transaction;

53.1.13.	a person that acquires or sells AGA Ordinary Shares, AGA ADSs or NewCo Ordinary Shares as part of a wash sale for tax purposes;

53.1.14.	a person that acquires AGA Ordinary Shares, AGA ADSs or NewCo Ordinary Shares pursuant to the exercise of an employee stock option or otherwise as compensation;

53.1.15.	a U.S. Shareholder whose functional currency is not the U.S, Dollar; or

53.1.16.	a U.S. expatriate.

53.2.
This section is based on the Code, administrative rulings and court decisions in effect on the date hereof, all of which are subject to change, possibly with retroactive effect, and to differing interpretations.

53.3.
In addition, this section is based in part upon the assumption that each obligation in the AGA Deposit Agreement (and any related agreement) will be performed in accordance with its terms. For purposes of this section a holder of ADRs evidencing AGA ADSs is treated as the owner of the underlying shares represented by those AGA ADSs for U.S. federal income tax purposes. Exchanges of (1) AGA Ordinary Shares for ADRs evidencing AGA ADSs and (2) ADRs evidencing AGA ADSs for AGA Ordinary Shares, generally will not be subject to U.S. federal income tax.

53.4.	You are a “U.S. Shareholder” if you are a beneficial owner of AGA Ordinary Shares, AGA ADSs or NewCo Ordinary Shares and you are for U.S. federal income tax purposes:

53.4.1.	a citizen or resident of the United States;

53.4.2.	a corporation, or any entity treated as a corporation, created or organised under the laws of the United States or any of its political subdivisions;

53.4.3.	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

53.4.4.
a trust that (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorised to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

53.5.	A “non-U.S. Shareholder” is a beneficial owner of AGA Ordinary Shares, AGA ADSs or NewCo Ordinary Shares that is not a U.S. person for U.S. federal income tax purposes.

53.6.
If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds AGA Ordinary Shares, AGA ADSs or NewCo Ordinary Shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Each such partner having an interest in AGA Ordinary Shares, AGA ADSs or NewCo Ordinary Shares is urged to consult his, her or its own tax adviser in light of his, her or its particular circumstances.

53.7.	This section addresses only U.S. federal income tax law.

54.	TAX CONSEQUENCES OF THE U.S. TAX REORGANISATION TO HOLDERS OF AGA ORDINARY SHARES AND AGA ADSs

54.1.
Following completion of the Reorganisation, AGA will be converted to a private company under South African law (the “Conversion”) and will make an election to be disregarded for U.S. federal income tax purposes (the “Election”, together with the Reorganisation and the Conversion, the “U.S. Tax Reorganisation”). It is intended that, for U.S. federal income tax purposes, the U.S. Tax Reorganisation will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. AGA has received a private letter ruling from IRS confirming that the U.S. Tax Reorganisation satisfies certain requirements of Section 368(a)(1)(F) of the Code. This ruling is based on certain facts, assumptions and representations provided by AGA and NewCo to the IRS. If any of the facts, assumptions or representations upon which the IRS based its ruling are inconsistent with the actual facts with respect to the U.S. Tax Reorganisation, AGA and its shareholders may not be able to rely on the IRS ruling and the U.S. federal income tax consequences of the U.S. Tax Reorganisation could be adversely affected.

54.2.
If the Conversion or the Election do not happen following the Reorganisation or if the IRS successfully challenges the treatment of the U.S. Tax Reorganisation, adverse U.S. federal income tax consequences may result. Shareholders should consult their own tax advisers regarding the U.S. federal, state and local and non-U.S. and other tax consequences of the U.S. Tax Reorganisation in their particular circumstances (including the possible tax consequences if treatment of the U.S. Tax Reorganisation as a “reorganization” is successfully challenged). The rest of this discussion assumes that the U.S. Tax Reorganisation will be treated as a “reorganization” within the meaning of Section 368(a) of the Code.

54.3.
The discussion regarding the tax consequences of the U.S. Tax Reorganisation is based on the determination by AGA that it has not been a PFIC for U.S. federal income tax purposes and the expectation of AGA that it will not be a PFIC for its current taxable year. See the discussion below under “PFIC Considerations Related to the Reorganisation” if AGA or NewCo were treated as a PFIC.

54.4.
If the U.S. Tax Reorganisation is treated as a “reorganization” within the meaning of Section 368(a) of the Code and unless you are a U.S. Shareholder that receives cash in exchange for AGA Ordinary Shares in exercise of your appraisal rights (as discussed below), the exchange of AGA Ordinary Shares for NewCo Ordinary Shares (including the exchange of AGA Ordinary Shares represented by AGA ADSs) will be tax-free to you. Your tax basis in NewCo Ordinary Shares you receive in the Reorganisation will equal your basis in the AGA Ordinary Shares or AGA ADSs exchanged therefor, and your holding period for NewCo Ordinary Shares received in the Reorganisation will include your holding period in respect of the AGA Ordinary Shares or AGA ADSs exchanged for NewCo Ordinary Shares. If you acquired different blocks of AGA Ordinary Shares or AGA ADSs at different times or at different prices, your tax basis and holding period in your NewCo Ordinary Shares may be determined with reference to each block of AGA Ordinary Shares or AGA ADSs.

54.5.	Five-Percent. (5%) Transferee Shareholders

A “five-percent. (5%) transferee shareholder” is any U.S. person who owns at least five percent. (5%) (applying certain attribution rules) of both the total voting power and the total value of the stock of NewCo immediately after the Reorganisation. The Group intends to treat the U.S. Tax Reorganisation as a type of “reorganization” within the meaning of Section 368(a) of the Code pursuant to which a U.S. Shareholder of AGA Ordinary Shares or AGA ADSs who is a five-percent. (5%) transferee shareholder will qualify for tax-free treatment as described in this Pre- listing Statement without the condition that such U.S. Shareholder file a “gain recognition agreement”, as defined in U.S. Treasury regulations promulgated under Section 367(a) of the Code, with the IRS in order to qualify for such tax-free treatment. Any U.S. Shareholder of AGA Ordinary Shares or AGA ADSs who will be a five-percent. (5%) transferee shareholder is urged to consult his, her or its own tax adviser concerning the requirement, if any, to file a gain recognition agreement and the procedures to be followed in connection with that filing in light of their particular circumstances.

54.6.	Appraisal Rights

A U.S. Shareholder who receives cash in exchange for AGA Ordinary Shares upon exercising their appraisal rights will recognise capital gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. Dollar value of cash received and such holder’s tax basis, determined in U.S. Dollars, in the AGA Ordinary Shares surrendered. Capital gain of a non-corporate U.S. Shareholder is generally taxed at preferential rates where the property is held for more than one year. The deductibility of capital losses is subject to limitations.

54.7.	PFIC Considerations Related to the Reorganisation

54.7.1.
AGA has determined that AGA Ordinary Shares and AGA ADSs have not been treated as stock of a PFIC for U.S. federal income tax purposes. While this conclusion is a factual determination that is made annually, AGA expects that it will not be a PFIC for its current taxable year. If you are a U.S. Shareholder of AGA Ordinary Shares or AGA ADSs, AGA would generally be a PFIC with respect to you if for any taxable year in which you held AGA Ordinary Shares or AGA ADSs, after the application of applicable “look-through rules”,(1) at least 75 percent. (75%) of AGA’s gross income for the taxable year was passive income or (2) at least 50 percent. (50%) of the value, determined on the basis of a quarterly average, of AGA’s assets was attributable to assets that produce or are held for the production of passive income.

54.7.2.
Passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. If a foreign corporation owns at least 25 percent. (25%) by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income.

54.7.3.
Because the determination whether a foreign corporation is a PFIC is primarily factual and there is little administrative or judicial authority on which to rely to make a determination, the IRS might not agree that AGA is not a PFIC. Moreover, no assurance can be given that AGA would not become a PFIC for any future taxable year if there were to be changes in AGA’s assets, income or operations.

54.7.4.
If it was determined that AGA was a PFIC for any taxable year (and regardless of whether AGA remains a PFIC for subsequent taxable years), then a U.S. Shareholder of AGA Ordinary Shares or AGA ADSs may be required to recognise gain, and may be subject to special rules in respect of any gain recognised, as a result of participating in the Reorganisation. In particular, a U.S. Shareholder that receives NewCo Ordinary Shares in exchange for its AGA Ordinary Shares or AGA ADSs in the Reorganisation may be required to recognise gain (but not loss), notwithstanding that the exchange qualifies as a tax-free exchange under the Code. In particular, Section 1291(f) of the Code generally requires that, to the extent provided in regulations, a U.S. person who disposes of stock of a PFIC recognises gain notwithstanding any other provision of the Code. No final U.S. Treasury regulations have been promulgated under this statute. Proposed U.S. Treasury regulations were promulgated in 1992 with a retroactive effective date. If finalised in their current form, these regulations would generally require gain (but not loss) recognition by U.S. persons exchanging shares in a corporation that is a PFIC at any time during such U.S. person’s holding period of such shares where such person has not made either (1) a “qualified electing fund” (a “QEF”) election under Section 1295 of the Code for the first taxable year in which such U.S. person owns such shares or in which the corporation is a PFIC, whichever is later or (2) a “mark-to-market” election under Section 1296 of the Code. Any such gain recognised pursuant to the previous sentence would be subject to special rules (discussed below). There is an exception to the gain recognition rule in certain instances where the exchanging shareholder receives shares of another corporation that is a PFIC, but, as described below in “– Tax Consequences to Holders of NewCo Ordinary Shares – PFIC Rules”, NewCo expects that it will not be a PFIC at the time of the Reorganisation, and NewCo does not expect to become a PFIC. It is not certain at this time whether, in what form, and with what effective date, final U.S. Treasury regulations under Section 1291(f) of the Code will be adopted, or how the proposed U.S. Treasury regulations will be applied.

55.	TAX CONSEQUENCES TO HOLDERS OF NEWCO ORDINARY SHARES

55.1.	Taxation of Dividends

55.1.1.
U.S. Shareholders. Under the U.S. federal income tax laws, and subject to the PFIC rules discussed below, if you are a U.S. Shareholder, the gross amount of any dividend NewCo pays out of its current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) is subject to U.S. federal income taxation. If you are a noncorporate U.S. Shareholder, dividends that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains, provided that you hold the shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends NewCo pays with respect to the shares generally will be qualified dividend income, provided that in the year that you receive the dividend, the shares are readily tradable on an established securities market in the United States. The dividend is taxable to you when you receive the dividend, actually or constructively. The dividend will not be eligible for the dividends- received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. The amount of the dividend distribution that you must include in your income as a U.S. Shareholder will be the U.S. Dollar value of the payments made, determined at the spot conversion rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. Dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. Dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the shares and thereafter as capital gain. However, NewCo does not expect to calculate earnings and profits in accordance with U.S. federal income tax principles. Accordingly, you should expect to generally treat distributions NewCo makes as dividends.

55.1.2.
Non-U.S. Shareholders. If you are a non-U.S. Shareholder, dividends paid to you in respect of shares will not be subject to U.S. federal income tax unless the dividends are “effectively connected” with your conduct of a trade or business within the United States, and the dividends are attributable to a permanent establishment that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis. In such cases you generally will be taxed in the same manner as a U.S. Shareholder. If you are a corporate non-U.S. Shareholder, “effectively connected” dividends may, under certain circumstances, be subject to an additional “branch profits tax” at a 30 percent. (30%) rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

55.2.	Taxation of Capital Gains

55.2.1.
U.S. Shareholders. Subject to the PFIC rules discussed below, if you are a U.S. Shareholder and you sell or otherwise dispose of your NewCo Ordinary Shares, you will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. Dollar value of the amount that you realise and your tax basis, determined in U.S. Dollars, in your NewCo Ordinary Shares. Capital gain of a non- corporate U.S. Shareholder is generally taxed at preferential rates where the property is held for more than one year. Your ability to deduct capital losses is subject to limitations.

55.2.2.	Non-U.S. Shareholders. If you are a non-U.S. Shareholder, you will not be subject to U.S. federal income tax on gain recognised on the sale or other disposition of your NewCo Ordinary Shares unless:

55.2.2.1.
the gain is “effectively connected” with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis, or

55.2.2.2.	you are an individual, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist.

55.2.3.
If you are a corporate non-U.S. Shareholder, “effectively connected” gains that you recognise may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30 percent. (30%) rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

55.3.	Medicare Tax

A U.S. Shareholder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8 percent. (3.8%) tax on the lesser of (1) the U.S. Shareholder’s “net investment income” (or “undistributed net investment income” in the case of an estate or trust) for the relevant taxable year and (2) the excess of the U.S. Shareholder’s modified adjusted gross income (or adjusted gross income in the case of an estate or trust) for the taxable year over a certain threshold (which in the case of individuals is between US$125,000 and US$250,000, depending on the individual’s circumstances). A holder’s net investment income generally includes its dividend income and its net gains from the disposition of NewCo Ordinary Shares, unless such dividend income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. Shareholder that is an individual, estate or trust, you are urged to consult your tax advisers regarding the applicability of the Medicare tax to your income and gains in respect of your individual investment in the NewCo Ordinary Shares.

55.4.	PFIC Rules

NewCo expects that NewCo Ordinary Shares will not be treated as stock of a PFIC for U.S. federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. A company is considered a PFIC if, for any taxable year after the application of applicable “look-through rules”, either (i) at least 75 percent. (75%) of its gross income for the taxable year is passive income or (ii) at least 50 percent. (50%) of the value, determined on the basis of a quarterly average, of its assets is attributable to assets that produce or are held for the production of passive income. If NewCo were to be treated as a PFIC, unless a U.S. Shareholder elects to be taxed annually on a mark-to-market basis with respect to the NewCo Ordinary Shares or makes a QEF election the first taxable year in which NewCo is treated as a PFIC, gain realised on the sale or other disposition of your NewCo Ordinary Shares would in general not be treated as capital gain. Instead, if you are a U.S. Shareholder, you would be treated as if you had realised such gain and certain excess distributions rateably over your holding period for the NewCo Ordinary Shares and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, your NewCo Ordinary Shares will be treated as stock in a PFIC if NewCo were a PFIC at any time during your holding period in your NewCo Ordinary Shares. Dividends that you receive from NewCo will not be eligible for the special tax rates applicable to qualified dividend income if NewCo is treated as a PFIC either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income. The QEF election is conditioned upon NewCo furnishing you annually with certain tax information. NewCo may not take the action necessary for a U.S. Shareholder to make a QEF election in the event NewCo is determined to be a PFIC.

55.5.	Information with Respect to Foreign Financial Assets

Owners of “specified foreign financial assets” with an aggregate value in excess of US$50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts that have non-U.S. issuers or counterparties, and (iii) interests in foreign entities. Holders are urged to consult their tax advisers regarding the application of this reporting requirement to their ownership of the NewCo Ordinary Shares in light of their particular circumstances.

55.6.	Backup Withholding and Information Reporting

55.6.1.
If you are a non-corporate U.S. Shareholder, information reporting requirements, on IRS Form 1099, generally will apply to dividend payments or other taxable distributions made to you within the United States, and to the payment of proceeds to you from the sale of NewCo Ordinary Shares effected at a United States office of a broker.

55.6.2.
Additionally, backup withholding (currently at a 24 percent. (24%) rate) may apply to such payments if you fail to comply with applicable certification requirements or are notified by the IRS that you have failed to report all interest and dividends required to be shown on your federal income tax returns.

55.6.3.
If you are a non-U.S. Shareholder, you are generally exempt from backup withholding and information reporting requirements with respect to dividend payments made to you outside the United States by NewCo or another non-United States payor. You are also generally exempt from backup withholding and information reporting requirements in respect of dividend payments made within the United States and the payment of the proceeds from the sale of NewCo Ordinary Shares effected at a United States office of a broker, as long as either (i) the payor or broker does not have actual knowledge or reason to know that you are a United States person and you have furnished a valid IRS Form W-8 or other documentation upon which the payor or broker may rely to treat the payments as made to a non-U.S. person, or (ii) you otherwise establish an exemption.

55.6.4.
Payment of the proceeds from the sale of NewCo Ordinary Shares effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale effected at a foreign office of a broker could be subject to information reporting in the same manner as a sale within the United States (and in certain cases may be subject to backup withholding as well) if (i) the broker has certain connections to the United States, (ii) the proceeds or confirmation are sent to the United States or (iii) the sale has certain other specified connections with the United States.

55.6.5.	You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the IRS.

55.6.6.
The determination of the actual tax consequences to a shareholder will depend on the shareholder’s specific situation. Shareholders should consult their own tax advisers as to the tax consequences in their particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local, foreign or other tax laws and changes in those laws.

MATERIAL U.K. TAX CONSEQUENCES

56.	SCOPE OF DISCUSSION

56.1.
The following discussion addresses the material U.K. income tax, corporation tax, capital gains tax, stamp duty, and SDRT consequences of the Reorganisation generally expected to be applicable to Non-U.K. Holders of AGA Ordinary Shares or AGA ADSs (together, “AGA Issued Shares”) and their receipt and ownership of NewCo Ordinary Shares.

56.2.
It applies to you only if (i) you are the absolute beneficial owner of your AGA Issued Shares or NewCo Ordinary Shares (as applicable) and any dividends paid in respect of them; (ii) you hold your AGA Issued Shares or NewCo Ordinary Shares (as applicable) as an investment (rather than, for example, as securities to be realised in the course of a trade); and (iii) you hold your AGA Issued Shares or NewCo Ordinary Shares (as applicable) other than under a self-invested personal pension plan, individual savings account, or other regime providing for exemption from tax. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

56.2.1.	charities;

56.2.2.	trustees;

56.2.3.	persons carrying on certain financial activities (including market makers, brokers, dealers in securities, intermediaries and persons connected with depository arrangements or clearance services);

56.2.4.	persons who have or could be treated for tax purposes as having acquired their AGA Issued Shares or NewCo Ordinary Shares (as applicable), by reason of their employment or as carried interest;

56.2.5.	persons connected with AGA or NewCo;

56.2.6.	collective investment schemes;

56.2.7.	persons subject to U.K. tax on the remittance basis; and

56.2.8.	insurance companies.

56.3.
This section is based on current U.K. legislation, current published HMRC practice (which may not be binding on HMRC), and court decisions, in each case, in effect on the date hereof, all of which are subject to change, possibly with retroactive effect, and to differing interpretations. In addition, this section is based in part upon the assumption that (i) the Spin-Off and the Scheme, and the trading of NewCo Ordinary Shares through the DTC system, will be carried out as described in the Circular and the Implementation Agreement; (ii) the AGA Issued Shares do not, and the NewCo Ordinary Shares will not, at any time, derive at least 75% (seventy five percent) of their value from U.K. land; and (iii) each obligation in the AGA Deposit Agreement (and any related agreement) will be performed in accordance with its terms.

56.4.	Unless stated otherwise, this section addresses only Non-U.K. Holders.

56.5.
Shareholders should be aware that the tax legislation of the shareholder’s jurisdiction and/or the tax legislation of the U.K., as well as the interpretation or amendment of any such tax legislation, may alter the benefits of investment in NewCo Ordinary Shares.

IF YOU ARE IN ANY DOUBT ABOUT YOUR TAX POSITION, YOU SHOULD CONSULT AN APPROPRIATELY QUALIFIED INDEPENDENT PROFESSIONAL ADVISER IMMEDIATELY.

57.	U.K. TAX CONSEQUENCES OF THE REORGANISATION

57.1.	U.K. Taxation of the Spin-Off and the Scheme

57.1.1.
Non-U.K. Holders will not be subject to U.K. income tax, corporation tax, or capital gains tax in respect of the Spin-Off or the Scheme. Non-U.K. Holders may be subject to foreign taxation depending on their personal circumstances.

57.1.2.
No U.K. stamp duty or SDRT will be payable by AGA Shareholders on (i) the transfer under the Scheme of their AGA Ordinary Shares or, in the case of a holder of AGA ADSs, the AGA Ordinary Shares underlying those AGA ADSs; or (ii) the allotment and issue of the NewCo Ordinary Shares as part of the Reorganisation (whether under the Spin-Off or under the Scheme).

57.1.3.
AGA intends to seek a clearance from HMRC that an agreement to transfer Entitlements will not be subject to SDRT for the interim period where such Entitlements are available for trading If such a clearance is not obtained, HMRC may take the position that an agreement to transfer Entitlements will be subject to SDRT at a rate of 0.5% (zero point five per cent) (see the paragraph entitled “Risk Factors – Risks Related to Taxation – AGA may not obtain a clearance from HMRC that an agreement to transfer Entitlements is not subject to SDRT” on page 105 of this Pre-listing Statement).

58.	U.K. TAX CONSEQUENCES OF HOLDING NEWCO ORDINARY SHARES

58.1.	Subsequent Disposals of NewCo Ordinary Shares

Non-U.K. Holders will not be liable to U.K. corporation tax or capital gains tax on a disposal of their NewCo Ordinary Shares.

58.2.	Dividends

NewCo is not required to withhold U.K. tax at source from dividends paid on NewCo Ordinary Shares. Non-U.K. Holders will not, therefore, be subject to U.K. income tax or corporation tax in respect of dividends paid on NewCo Ordinary Shares.

58.3.	U.K. Stamp Duty and SDRT

58.3.1.
Pursuant to arrangements that NewCo is expected to enter into with DTC, the NewCo Ordinary Shares are eligible to be held in book-entry form through the facilities of DTC. Based on our understanding that DTC has not made an election under Section 97A(1) of the Finance Act 1986, transfers of NewCo Ordinary Shares held in book-entry form through DTC should not attract a charge to U.K. stamp duty or SDRT. (See the paragraph entitled “Risk Factors – Risks Related to Taxation – Issues or Transfers of NewCo Ordinary Shares may be subject to stamp duty or SDRT in the United Kingdom, which would increase the cost of dealing in or issuing further NewCo Ordinary Shares” on page 104 of this Pre-listing Statement).

58.3.2.
Transfers on sale of the NewCo Ordinary Shares outside of DTC will, subject to any available exemptions or reliefs, generally be liable to U.K. stamp duty at the rate of 0.5% (zero point five per cent) of the amount or value of the consideration payable. (rounded up to the nearest multiple of £5) or, in respect of an unconditional agreement to transfer NewCo Ordinary Shares, SDRT at the rate of 0.5% (zero point five per cent) of the amount or value of the consideration payable. However, where a transfer is executed in pursuance of the agreement (which gave rise to the SDRT) and the document is duly stamped within six years of the date of the agreement, the SDRT should be cancelled and any SDRT paid should be repaid. In cases where NewCo Ordinary Shares are, outside of DTC, transferred to a connected company (or its nominee), different rules may apply.

58.3.3.	U.K. stamp duty and SDRT will, where applicable, generally be borne by the purchaser of the relevant NewCo Ordinary Shares.

58.4.	Depositary receipt systems and clearance services

Where, from outside of DTC, NewCo Ordinary Shares are transferred: (a) to, or to a nominee or an agent for, a person whose business is or includes the provision of clearance services (including DTC or its nominees); or (b) to, or to a nominee or an agent for, a person whose business is or includes issuing depositary receipts, U.K. stamp duty or SDRT may be chargeable at the higher rate of 1.5% (one point five percent) of the amount or value of the consideration given or, in certain circumstances, the value of the NewCo Ordinary Shares (rounded up to the nearest multiple of £5 in the case of stamp duty). The rules regarding the application of this higher rate of stamp duty and SDRT are complex, and specific professional advice should be sought before transferring shares to a person within (a) or (b) of this paragraph. (See the paragraph entitled “Risk Factors – Risks Related to Taxation – Issues or Transfers of NewCo Ordinary Shares may be subject to stamp duty or SDRT in the United Kingdom, which would increase the cost of dealing in or issuing further NewCo Ordinary Shares” on 104 of this Pre-listing Statement).

59.	MATERIAL SOUTH AFRICAN TAX CONSEQUENCES

59.1.
The following discussion addresses the material South African income tax consequences of the Reorganisation generally expected to be applicable to the holders of AGA Ordinary Shares and their receipt and ownership of NewCo Ordinary Shares. To the extent this section consists of statements as to matters of South African tax law, subject to the limitations specified herein, this section is the opinion of Bowmans. The following paragraphs apply to you only if you hold your AGA Ordinary Shares as capital assets for South African income tax purposes. This section does not apply to you if you hold (directly or indirectly alone or together with any connected person) 20% (twenty percent) or more of the share capital of AGA and you are a Foreign Shareholder.

59.2.	This section is based on the South African Income Tax Act.

59.3.	You are a “South African Shareholder” if you are a beneficial owner of AGA Ordinary Shares and you are:

59.3.1.	a natural person who is ordinarily resident in South Africa;

59.3.2.
not ordinarily resident in South Africa but physically present in South Africa for a period exceeding (i) ninety-one days in aggregate during the current year as well as for a period exceeding ninety-one days in aggregate during each of the five preceding years and (ii) for a period exceeding nine hundred and fifteen days in aggregate during those five preceding years of assessment;

59.3.3.	an entity which is incorporated, established or formed in South Africa; or

59.3.4.	an entity which has its place of effective management in South Africa.

59.4.
You are a “Foreign Shareholder” if you are not a South African Shareholder. Foreign Shareholders are generally exempt from South African taxes unless such Foreign Shareholder holds AGA Ordinary Shares that are effectively connected with a permanent establishment (of such holder) in South Africa.

59.5.	This section addresses only South African income tax.

59.6.
Subject to the assumption that the representations made to Bowmans (Bowman Gilfillan Inc.) are and will be true, correct and complete as of the effective date of the Reorganisation, it is the opinion of Bowmans (Bowman Gilfillan Inc.) that for South African income tax purposes, to the extent that the market value of the NewCo Ordinary Shares will exceed the base cost of the AGA Ordinary Shares a capital gain would arise for the AGA shareholders.

59.7.
The determination of the actual tax consequences to a shareholder will depend on the shareholder’s specific situation. Shareholders should consult their own tax advisers as to the tax consequences in their particular circumstances.

60.	SOUTH AFRICAN TAX CONSEQUENCES OF THE SCHEME TO HOLDERS OF AGA ORDINARY SHARES

60.1.
On exchange of the AGA Ordinary Shares for NewCo Ordinary Shares, pursuant to the Scheme, a disposal event will arise for South African capital gains tax purposes. To the extent that the market value of the NewCo Ordinary Shares exceeds the base cost of the AGA Ordinary Shares, a capital gain will arise that will be subject to capital gains tax in the hands of South African Shareholders (unless they are exempt from taxation in South Africa). To the extent that the market value of the NewCo Ordinary Shares is less than the base cost of the AGA Ordinary Shares, a capital loss will arise.

60.2.
For South African Shareholders that hold their respective AGA Ordinary Shares as trading stock/inventory, any gain or loss will be treated on revenue account and taxed at the higher effective tax rates applicable to transactions that occur on revenue account.

60.3.
Foreign Shareholders will not be subject to South African tax in connection with the Scheme unless such Foreign Shareholder holds AGA Ordinary Shares that are effectively connected with a permanent establishment (of such holder) in South Africa. In such cases you generally will be taxed in the same manner as a South African Shareholder.

61.	SOUTH AFRICAN TAX CONSEQUENCES TO HOLDERS OF NEWCO ORDINARY SHARES

61.1.	Taxation of Dividends

61.1.1.
South African Shareholders: If you are a South African Shareholder, you will be subject to a dividends tax at the rate of 20 percent. (20%) on all dividends declared and paid by NewCo with respect to NewCo shares that are listed on the JSE (other than dividends that consist of the distribution of an asset in specie) unless an exemption described below applies. If the dividend tax applies to a dividend received by a South African Shareholder, such holder will be liable for such dividends tax.

61.1.2.	A South African Shareholder is exempt from the dividends tax if such holder is:

61.1.2.1.	a company which is tax resident in South Africa;

61.1.2.2.	a public benefit organisation approved in terms of Section 30(3) of the ITA;

61.1.2.3.	a mining rehabilitation trust in compliance with Section 37A of the ITA;

61.1.2.4.	an institution, board, or body established by or under any law in compliance with Section 10(1) (cA) of the ITA;

61.1.2.5.	a pension fund, provident fund and medical schemes in compliance with Section 10(1)(d) of the ITA;

61.1.2.6.	a portfolio of collective investment schemes in securities;

61.1.2.7.	a person (being natural person, company or trust) to the extent that the dividend constitutes income of that person for South African income tax purposes;

61.1.2.8.	a fidelity or indemnity fund as contemplated in Section 10(1)(d)(iii) of the ITA; or

61.1.2.9.	a small business funding entity as contemplated in Section 10(1)(cQ) of the ITA.

61.1.3.
Accordingly, if the beneficial owner of the dividend declared by NewCo is a South African resident natural person or trust and none of the exemptions listed above apply, such beneficial owner will be subject to dividends tax at a rate of 20 percent. (20%) of the amount of any dividend paid by NewCo.

61.1.4.	Foreign Shareholders. Foreign Shareholders will not be subject to South African dividends tax on dividends declared and paid by NewCo.

61.2.	Taxation of Capital Gains on Sale or Other Disposition

61.2.1.
South African Shareholders: A capital gain arises when a South African Shareholder sells or otherwise disposes of their NewCo Ordinary Shares for proceeds that exceed the base cost of the NewCo Ordinary Shares. A South African Shareholder will be subject to capital gains tax on such capital gain (unless they are exempt from taxation in South Africa). Capital gains tax is not a separate tax but forms part of income tax. Capital gains are taxed at a lower effective tax rate than ordinary income by the inclusion of only a certain percentage of the South Africa Shareholders’ capital gain in its taxable income.

61.2.2.
Foreign Shareholders: Foreign Shareholders will not be subject to South African tax on sale or other disposition unless such Foreign Shareholder holds NewCo Ordinary Shares that are effectively connected with a permanent establishment (of such holder) in South Africa. In such cases you generally will be taxed in the same manner as a South African Shareholder.

61.3.	Securities Transfer Tax

The transfer of any NewCo Ordinary Shares listed on the JSE or the A2X, whether such NewCo Ordinary Shares are held by a South African Shareholder or a Foreign Shareholder, will be subject to tax at a rate of 0.25 percent. (0.25%) on the “taxable amount” of such share. The word “transfer” is broadly defined and includes the transfer, sale, assignment, cession or disposal in any other manner of the NewCo Ordinary Share. The cancellation or redemption of any NewCo Ordinary Share will also be regarded as a transfer unless NewCo is being liquidated. However, the transfer of a NewCo Ordinary Share that does not result in a change in beneficial ownership will not be regarded as a “transfer”. The “taxable amount” of such transferred NewCo Ordinary Share will be the greater of the consideration for the share declared by the transferee or the closing price of that share. In the case of a transfer of a NewCo Ordinary Share, as a listed share, either the member, the participant or the person to whom the share is transferred is liable for the tax. The tax must be paid within a period of fourteen days from the transfer.

62.	TAX CONSEQUENCES OF THE REORGANISATION AND THE NEWCO NOTES DISTRIBUTION FOR THE GROUP

62.1.	South African Securities Transfer Tax

Securities transfer tax will be payable on the transfer of the AGA Ordinary Shares from the AGA Shareholders to NewCo in connection with the Scheme. The securities transfer tax is calculated at 0.25% (zero point two five percent) of the greater of the market value of the AGA Ordinary Shares or the value of the consideration passing (i.e. the market value of the NewCo Ordinary Shares issued in consideration). The securities transfer tax will be payable either by NewCo or AGA depending on the circumstances.

62.2.	South African Dividend Withholding Tax

The NewCo Notes Distribution will, to the extent that the NewCo Notes Distribution does not constitute a return of Contributed Tax Capital (as defined in the ITA), be regarded as a dividend in specie for South African dividend withholding tax purposes and will be subject to dividend withholding tax in the hands of AGA at the rate of 20% (twenty percent) of the market value of the NewCo Notes. The rate of dividend withholding tax may be reduced to 5% (five percent) under the terms of Article 10 of the UK/South Africa Double Taxation Convention signed by South Africa and the United Kingdom on July 4, 2002 (the “Double Tax Convention”), provided the specific requirements of Article 10 of the Double Tax Convention are met and the administrative requirements of Section 64FA(2) of the ITA have been complied with by NewCo before the dividend is paid. AGA expects that the NewCo Notes Distribution will be subject to a dividend withholding tax in the hands of AGA at the rate of 5% (five percent). In the event that NewCo fails to qualify as a tax resident of the United Kingdom under the Double Tax Convention or fails to comply with the administrative requirements of Section 64FA(2) of the ITA, the NewCo Notes Distribution will be subject to a dividend withholding tax in the hands of AGA at the rate of 20% (twenty percent). To the extent that the NewCo Notes Distribution constitutes a return of Contributed Tax Capital, AGA will not be liable for any dividend withholding tax on the NewCo Notes Distribution.

62.3.	Australian Landholder Duty

Landholder duty will be payable in Australia in respect of the AGAH Sale. The landholder duty is calculated at 5.15% (five point one five percent) of the market value of the underlying land and dutiable chattels of AGAH that are located in Western Australia. NewCo and AGAH will be jointly and severally liable to pay the landholder duty, but AGAH will have a statutory right to recover any duty it pays from NewCo.

DESCRIPTION OF NEWCO ORDINARY SHARES, DESCRIPTION OF NEWCO’S ARTICLES AND RELATED REGULATION

Unless stated otherwise, the following is a description of the material terms of NewCo Ordinary Shares as those terms will exist at the time the Reorganisation is completed. This description is a summary only and is not a complete description of such terms. The rights of holders of NewCo Ordinary Shares will be governed by the NewCo Articles, the U.K. Companies Act and the laws of England and Wales more generally. A copy of the NewCo Articles has been made available for inspection. Please refer to the section entitled “Important Information – Documents Available for Inspection and Documents Included or Incorporated by Reference in this Pre-listing Statement.”

Immediately prior to the completion of the Reorganisation, NewCo’s articles of association will be amended and restated in their entirety to be in substantially the form of the NewCo Articles made available for inspection under this Pre-listing Statement.

NewCo was incorporated as a private limited company under the laws of England and Wales on 10 February 2023 (with company number 14654651) and was re-registered a public limited company on 22 June 2023. NewCo’s registered office and principal executive office is located at 4th Floor, Communications House, Staines, South Street, TW18 4PR, United Kingdom and its telephone number is +44 (0) 203 968 3323. Upon completion of the Reorganisation, the Group’s global headquarters are expected to be moved to 4601 DTC Blvd., Suite 550, Denver CO 80237, United States but its principal executive office will remain located at 4th Floor, Communications House, South Street, Staines-Upon-Thames, Surrey, TW18 4PR, United Kingdom.

The following description of the material terms of the securities of NewCo includes a summary of certain specific provisions of the NewCo Articles, which will be in effect upon completion of the Reorganisation. You are encouraged to read the NewCo Articles, the form of which has been made available for inspection under this Pre-listing Statement.

NewCo is a wholly owned subsidiary of AGA and is expected to become its parent holding company upon completion of the Reorganisation.

In respect of NewCo, references to a “NewCo Shareholder” are references to the registered legal owner of NewCo Ordinary Shares (of which, following completion of the Reorganisation, there are expected to be two – Cede & Co. and GTU Ops Inc.) and references to a “beneficial owner” are references to the owner of a beneficial interest in the NewCo Ordinary Shares (such interest being the interest that AGA shareholders will receive in the NewCo Ordinary Shares in connection with the Reorganisation).

63.	GENERAL

Each NewCo Ordinary Share issued pursuant to the Reorganisation will be issued fully paid, and will not be subject to any further calls or assessments by NewCo. There are no conversion rights or redemption provisions relating to any NewCo Ordinary Shares which will be delivered in connection with the Reorganisation. Under English law, a person who is neither a resident nor a national of the United Kingdom may freely hold (both legally and beneficially), vote and transfer NewCo Ordinary Shares in the same manner and under the same terms as a U.K. resident or national. Under English law, the NewCo Articles may only be amended by means of a special resolution of the NewCo Shareholders. The NewCo Board is not authorised to change the NewCo Articles.

64.	SHARE CAPITAL

64.1.
As of the Last Practicable Date, NewCo’s issued share capital was one NewCo Ordinary Share of $1 each and 50,000 (fifty thousand) Redeemable Preference Shares of £1 each, which Redeemable Preference Shares will be redeemed in full prior to the Operative Date, in connection with the implementation of the Reorganisation. No Redeemable Preference Shares will be in issue upon completion of the Reorganisation.

64.2.
Pursuant to the NewCo Articles, the NewCo Board is authorised to allot shares in NewCo, and to grant rights to subscribe for or convert any security into shares in NewCo, up to a nominal amount of $253,659,735 (representing approximately 60% (sixty percent) of the aggregate nominal amount of NewCo’s expected issued share capital immediately following implementation of the Reorganisation), such authority to apply until the date that is 5 (five) years after the date of adoption of the NewCo Articles. Notwithstanding the preceding sentence, any allotment of shares, or of securities convertible into or exercisable for shares, that results in the issuance of more than 20% (twenty percent) of either the number of shares outstanding or the voting power outstanding before the issuance, will require shareholder approval via ordinary resolution of shareholders, other than any such issuance that is (1) a public offering for cash or (2) another financing for cash at a price which is at least equal to the “Minimum Price” (as defined below), other than issuances in connection with an acquisition, when the shares issued, combined with any other issuance in connection with the acquisition, exceed 20% by number or voting power. “Minimum Price” is defined in accordance with Rule 312.04 under the New York Stock Exchange’s Listed Company Manual as the lower of: (i) the official closing price on the New York Stock Exchange immediately preceding the signing of the binding agreement with respect to the applicable issuance; or (ii) the average official closing price on the New York Stock

Exchange for the five trading days immediately preceding the signing of the binding agreement with respect to the applicable issuance). Authority to allot additional shares, or to allot shares after the expiry of this authority, may be granted to the NewCo Board by way of an ordinary resolution of the NewCo Shareholders.

64.3.
NewCo will submit a pre-transaction clearance application to HMRC in order to confirm the SDRT treatment of the issuances of NewCo Ordinary Shares by NewCo as part of the Reorganisation. This clearance will also cover certain known future issuances of NewCo Ordinary Shares, including pursuant to employee benefit plans, but it will not cover a future rights issuance or other issuance of shares involving a letter of allotment, or a future issuance of shares in exchange for an acquisition of other shares or for other non-cash consideration (which may be the case where, for example, NewCo acquires shares in another entity in exchange for shares in itself). In those cases, NewCo will likely need to obtain a further clearance from HMRC at the relevant time.

65.	PRE-EMPTIVE RIGHTS

65.1.
English law generally provides shareholders with pre-emptive rights when new shares are issued for cash. However, it is possible for a company’s articles of association or shareholders in a general meeting to exclude pre-emptive rights. Such an exclusion of pre-emptive rights may be for a maximum period of 5 (five) years from: (i) the date of adoption of the relevant articles of association, if the exclusion is contained in the articles of association; or (ii) the date of the shareholder resolution, if the exclusion is granted by shareholder resolution. In either case, this exclusion needs to be renewed by the company’s shareholders on expiration (i.e. at least every 5 (five) years), but may be sought more frequently for additional 5 (five)-year periods (or any shorter period).

65.2.
Pursuant to the NewCo Articles, the NewCo Board is authorised to exclude pre-emptive rights for a period of 5 (five) years after the date of adoption of the NewCo Articles in respect of the allotment of equity securities or the sale of NewCo Ordinary Shares held as treasury shares for cash, up to a maximum nominal amount of $253,659,735. This authorisation under the NewCo Articles will be in addition to any power granted to the NewCo Board by the NewCo Shareholders by means of a special resolution.

66.	VOTING RIGHTS AND RESTRICTIONS ON VOTING

66.1.
All NewCo Ordinary Shares have equal voting rights and all registered holders of NewCo Ordinary Shares are entitled to attend and vote at all general meetings of NewCo. NewCo may issue, subject to the restrictions discussed above under the caption “Share Capital”, shares with preferential voting rights. This section assumes that all shares have equal voting rights and that no preferential shares are issued.

66.2.
Under English law, resolutions to be voted on by NewCo Shareholders at a general meeting can be either (i) an ordinary resolution, which means that the resolution must be passed by a simple majority of the votes cast by those entitled to vote (if the vote is by show of hands) or a simple majority of the total voting rights of NewCo Shareholders who (being entitled to do so) vote in person, by proxy or in advance on the resolution (if the vote is by poll) or (ii) a special resolution, which means that the resolution must be passed by a majority of not less than 75% (seventy five percent) of the votes cast by those entitled to vote (if the vote is by show of hands) or NewCo Shareholders representing not less than 75% (seventy five percent) of the total voting rights of the NewCo Shareholders who (being entitled to do so) vote in person, by proxy or in advance on the resolution (if the vote is by poll). For a resolution to be regarded as a special resolution, the notice of the general meeting must specify the intention to propose the resolution as a special resolution.

66.3.
For the purposes of determining which persons are entitled to attend or vote at a general meeting, NewCo may specify in the notice convening the general meeting a time, not more than 48 (forty eight) hours before the time fixed for the general meeting (not including any part of a day that is not a business day), by which a person must be entered on the register in order to have the right to attend or vote at the meeting.

66.4.
Pursuant to the NewCo Articles, any resolution put to the vote at a general meeting held partly by means of an electronic facility will, unless the chair of the meeting directs that it will be decided on a show of hands, be decided by way of a vote on a poll. Any such poll will be treated as having been validly demanded at the time fixed for the holding of the meeting. If a general meeting is not held by means of an electronic facility, a resolution put to the vote at any general meeting will be decided on a show of hands, unless a poll is demanded (in one of the manners set out below) when, or before, the chair of the meeting declares the result of the show of hands.

66.5.	A poll may be demanded by:

66.5.1.	the chair of the meeting;

66.5.2.	at least 5 (five) persons at the meeting who are entitled to vote;

66.5.3.
one or more NewCo Shareholders at the meeting who are entitled to vote (or their proxies) and who hold between them at least 10% (ten percent) of the total votes of all NewCo Shareholders who have the right to vote at the meeting, provided that where a NewCo Shareholder is present by one or more proxies, each proxy will be treated as holding only the shares in respect of which it is authorised to exercise voting rights; or

66.5.4.
one or more NewCo Shareholders at the meeting who are entitled to vote (or their proxies) and whose shares are fully paid up and represent at least 10% (ten percent) of the total sum paid up on all shares which give the right to vote at the meeting, provided that where a NewCo Shareholder is present by one or more proxies, each proxy will be treated as holding only the shares in respect of which it is authorised to exercise voting rights.

66.6.	The chair of the meeting can also demand a poll before a resolution is put to the vote on a show of hands.

66.7.
Notwithstanding the foregoing, for so long as any NewCo Ordinary Shares are held in a settlement system operated by DTC, any resolution put to the vote of a general meeting (held in whatever form) must be decided on a poll.

66.8.
On a vote by way of a show of hands, each NewCo Shareholder who is present at the general meeting in person and each duly appointed proxy has one vote, except that if the proxy has been duly appointed by more than one NewCo Shareholder entitled to vote and is instructed by one or more of those NewCo Shareholders to vote for the resolution and by one or more others to vote against it, or is instructed by one or more of those NewCo Shareholders to vote in one way and is given discretion as to how to vote by one or more others (and wishes to use that discretion to vote in the other way) the proxy will then have one vote for and one vote against the resolution.

66.9.	On a vote on a resolution by way of a poll, each NewCo Shareholder present in person or by proxy has one vote for every NewCo Ordinary Share of which it is the holder.

66.10.
If more than one joint NewCo Shareholder votes (including voting by proxy), the only vote that will count is the vote of the person whose name is listed before the other voters on the register for the share.

66.11.
If a NewCo Shareholder appoints more than one proxy and gives those proxies the apparent right to exercise votes on behalf of that NewCo Shareholder in a general meeting over more shares than are held by the NewCo Shareholder, then each of the proxy forms will be invalid. Notwithstanding the foregoing, if more than one valid proxy form is received in respect of the same share (or shares) for use at the same meeting or poll, the one which is dated with the latest date will be treated as the valid form.

66.12.
In the event Rule 14a-19 promulgated under the Exchange Act applies to NewCo and NewCo receives proxies for disqualified or withdrawn nominees for the NewCo Board, such votes for such disqualified or withdrawn nominees in the proxies will be disregarded and not taken into account at any shareholders’ meeting.

66.13.
Any vote or demand for a poll made under the authority of a valid proxy will be valid unless written notice has been received by NewCo that (i) the person who appointed the proxy has died or is of unsound mind; (ii) the proxy form has been revoked; or (iii) the authority of the person who signed the proxy form for the NewCo Shareholder has been revoked. Such written notice must be received before the deadline for when the proxy form should have been received to be valid for use.

66.14.	NewCo Shareholders do not have a right to cumulative voting.

67.	DIVIDENDS AND OTHER DISTRIBUTIONS

67.1.	Declaring and paying dividends

67.1.1.
Under English law, before a company can lawfully make a distribution or dividend, it must first ensure it has sufficient distributable reserves (on a non-consolidated basis). The basic rule is that a company’s profits available for distribution are its accumulated realised profits (which have not been previously utilised by distribution or capitalisation) less its accumulated realised losses (which have not been previously written off in a reduction or reorganisation of capital duly made). This requirement applies to NewCo and to each of NewCo’s subsidiaries which has been (or will be) incorporated under English law. Dividends received by NewCo from its subsidiaries would contribute to its accumulated realised profits.

67.1.2.
Further, NewCo is also subject to certain capital maintenance requirements to ensure the net worth of NewCo is at least equal to the amount of NewCo’s capital. As a public limited company, NewCo can only make a distribution: (i) if, at the time that the distribution is made, the amount of its net assets (that is, the total excess of assets over liabilities) is not less than the total of its called up share capital and distributable reserves; and (ii) if and to the extent that the distribution itself, at the time that it is made, does not reduce the amount of NewCo’s net assets to less than that total.

67.1.3.
Subject to the foregoing, NewCo Shareholders can declare dividends in accordance with their rights by passing an ordinary resolution. No such dividend can exceed the amount recommended by the NewCo Board. The NewCo Board may pay the fixed or other dividends on the NewCo Ordinary Shares on the dates prescribed for the payment of those dividends. The NewCo Board may also, if the NewCo Board considers that the financial position of NewCo justifies such payment, pay interim dividends on the NewCo Ordinary Shares on any dates and for any periods which they decide. If the NewCo Board acts in good faith, it will not be liable for any loss that any NewCo Shareholders may suffer because a lawful dividend has been paid on other shares which rank equally with or behind their shares, including the NewCo Ordinary Shares.

67.1.4.	Accordingly, there are no fixed dates upon which the entitlement to a dividend arises.

67.2.	Amount

All dividends on the NewCo Ordinary Shares will be declared and paid in proportions based on the amounts paid up on such shares during any period for which the dividend is paid. NewCo may issue shares that rank prior to the NewCo Ordinary Shares in respect of payment of dividends.

67.3.	Interest

Unless the rights attaching to the relevant shares or the terms of issue of the relevant shares state otherwise, no dividend or other sum payable by NewCo on or in respect of its shares carries a right to interest from NewCo. Dividends and other sums payable on or in respect of the NewCo Ordinary Shares will not bear interest.

67.4.	Currency

Unless the rights attaching to or terms of issue of the relevant shares say otherwise, a dividend or any other money payable in respect of a share may be paid in whatever currency the NewCo Board decides. Dividends and other money payable in respect of the NewCo Ordinary Shares may be paid in any currency selected by the NewCo Board, although NewCo is expected to pay dividends and other distributions, if any, in U.S. Dollars and in Rands. The NewCo Board may decide the rate of exchange for any currency conversions which may be required, as well as how any costs involved (in relation to the currency of any dividend) are to be met.

67.5.	Amounts due on shares can be deducted from dividends

If a NewCo Shareholder owes NewCo any money for calls on shares or money in any other way relating to its shares, the NewCo Board can deduct any of this money from any dividend or other money payable to the NewCo Shareholder on, or in respect of, any share held by the NewCo Shareholder. Money deducted in this way can be used to pay amounts owed to NewCo.

67.6.	Dividend not in cash

If recommended by the NewCo Board, NewCo Shareholders may, by ordinary resolution, direct and the directors can decide (without any shareholder approval requirement) that the payment of all or any part of the dividend be satisfied by the distribution of specific assets. The NewCo Board can also decide that the payment of all or any part of an interim dividend be satisfied by the distribution of specific assets. Where any difficulty arises in regard to the distribution, the NewCo Board may settle the same as it thinks fit.

67.7.	Unclaimed dividends

Where any dividends or other amounts payable on a NewCo Ordinary Share have not been claimed, the NewCo Board can invest them or use them in any other way for NewCo’s benefit until they are claimed. NewCo will not be a trustee of the money and will not be liable to pay interest on it. If a dividend or other money has not been claimed for 6 (six) years after being declared or becoming due for payment, it will be forfeited and go back to NewCo unless the NewCo Board decides otherwise.

67.8.	Manner of payment

The NewCo Board may elect to pay dividends solely by means of electronic transfer to an account nominated in writing by the NewCo Shareholder, or such other method as the NewCo Board deems appropriate and which method may be different for different NewCo Shareholders or groups of NewCo Shareholders. Amounts due to NewCo Shareholders who provide no, or invalid, account details will be treated as unclaimed.

NewCo may cease sending dividend payments in respect of any shares if these payments have been returned undelivered to, or left uncashed by, the NewCo shareholder on at least two consecutive occasions or, if following one such occasion, reasonable inquiries have failed to establish a NewCo shareholder’s new address. NewCo must recommence sending payments for dividends payable on that share if the person(s) entitled so request and have supplied in writing a new address or account to be used for that purpose.

Once a dividend has been paid to a shareholder, NewCo’s obligation in respect of such dividend will be discharged and no person may bring a claim against NewCo in respect of such dividend.

68.	SCRIP DIVIDENDS

68.1.
The NewCo Board can offer holders of the NewCo Ordinary Shares (excluding any shareholder holding shares as treasury shares) the right to choose to receive extra NewCo Ordinary Shares, which are credited as fully paid up, instead of some or all of their cash dividend. Before they can do this, NewCo Shareholders must have passed an ordinary resolution authorising the NewCo Board to make this offer (in the case of both final and interim dividends).

68.2.
The ordinary resolution can apply to some or all of a particular dividend or dividends, or it can apply to some or all of the dividends which may be declared or paid in a specified period. The specified period must not end later than the 3rd (third) anniversary of the date on which the ordinary resolution is passed.

69.	RECORD DATE

The NewCo Board may select a date as the record date by reference to which a dividend will be declared or paid or a distribution, allotment or issue made, and that date may be before the date on which the dividend, distribution, allotment or issue is made or paid, including before any relevant resolution was passed. In determining the record date, the NewCo Board will engage with the JSE, to the extent required, to ensure that the record date which is selected by the NewCo Board is aligned with the timetables and record dates provided for under the JSE Listings Requirements.

70.	TRANSFERABILITY

70.1.
Any person whose NewCo Ordinary Shares are held through DTC may transfer the beneficial interest in some or all of their NewCo Ordinary Shares to another person through DTC although the legal title to such shares will remain with Cede & Co., as nominee for DTC.

70.2.
Any NewCo Shareholder holding shares in certificated form may transfer some or all of its certificated shares to another person by way of a written instrument of transfer in the usual standard form or in any other form approved by the NewCo Board. Any written instrument of transfer for certificated shares must be signed or made effective in some other way by, or on behalf of, the transferor and (in the case of a partly paid-up share) the transferee. The person transferring NewCo Ordinary Shares will continue to be treated as a NewCo Shareholder until the NewCo shareholder register is updated to include the name of the person to whom the share is being transferred as the holder of that share.

70.3.	As a matter of general principle, the NewCo Board may decline to register any transfer of the legal title to any share:

70.3.1.	which is not a fully paid share;

70.3.2.	where the transfer is not lodged at the registered office or such other place as the NewCo Board has appointed;

70.3.3.	where the share transfer form is not properly stamped to show payment of any applicable stamp duty or certified or otherwise shown to the satisfaction of the NewCo Board to be exempt from stamp duty;

70.3.4.
where the transfer is not accompanied by the share certificate to which it relates (unless the transfer is being made by a person to whom NewCo was not required to, and did not send, a certificate), or such other evidence as the NewCo Board may reasonably require to show the transferor’s right to make the transfer, or evidence of the right of someone other than the transferor to make the transfer on the transferor’s behalf;

70.3.5.	where the share transfer form is used to transfer more than one class of share;

70.3.6.	where the number of joint holders to whom the share is to be transferred exceeds 4 (four);

70.3.7.	in other circumstances set out in the uncertificated securities rules; and

70.3.8.	in the case of shares held by an Identified Person or a Breaching Person (see “Disclosure of interest in shares” and “Takeover Code” below).

If the NewCo Board declines to register a transfer, it must give the transferee notice of the refusal to register the transfer together with its reasons for the refusal.

71.	NO FEE FOR REGISTRATION

No fee is payable to NewCo for transferring shares or registering changes relating to the ownership of shares.

72.	REDEMPTION, CANCELLATION, CONVERSION AND REDESIGNATION

72.1.
Under English law, NewCo may redesignate or rename a class or description of its shares by way of an ordinary resolution of the NewCo Shareholders. NewCo may, by way of ordinary resolution of the NewCo Shareholders, also redenominate its share capital into a different currency by converting shares with a fixed nominal value in one currency into a fixed nominal value in another currency. Following a redenomination of share capital, NewCo may also cancel part of its share capital by special resolution so as to round its post-redenomination share values to a more suitable value.

72.2.
Subject to any rights attaching to existing shares, NewCo can issue shares which can be redeemed. This can include shares which can be redeemed if the holders want to do so, as well as shares which NewCo can insist on redeeming. The NewCo Board can decide on the terms and conditions and the manner of redemption of any redeemable share. These terms and conditions will apply to the relevant shares as if they were set out in the NewCo Articles.

72.3.
Under English law, convertible securities are typically issued with limited rights upon issue and may, in accordance with their terms, be converted into securities “of a different description” (most often ordinary shares in the company). The conversion of the securities may be automatic upon the occurrence of a particular event, or may be an exercisable right of the holder or issuer. Pursuant to the NewCo Articles, the NewCo Board is generally and unconditionally authorised to convert any security into shares in NewCo. NewCo may also convert any security into shares pursuant to an ordinary resolution.

73.	VARIATION OF RIGHTS

73.1.
The rights attaching to any class of shares can be changed in a way provided by those rights or if no such provision is made, if the change is approved either in writing by NewCo Shareholders representing at least 3 (three) quarters of the issued shares of that class by amount (excluding any shares of that class held as treasury shares) or by a special resolution passed at a separate meeting of the holders of the relevant class of shares. To every such separate class meeting the provisions of the NewCo Articles relating to general meetings will apply, except that (i) the quorum for any such meeting is one or more shareholder present in person or by proxy, and who together hold at least ⅓ (one third) in amount of the issued shares of the class in question (excluding treasury shares) provided that where a shareholder is present by one or more proxies, each proxy will be treated as holding only the shares in respect of which it is authorised to exercise voting rights; (ii) any NewCo Shareholder who is present in person or by proxy and entitled to vote can demand a poll; and (iii) at an adjourned meeting, the quorum will be 1 (one) person entitled to vote holding shares of the class in question (excluding treasury shares) or its proxy.

73.2.
English law also confers a right of objection on NewCo Shareholders who did not vote in favour of the variation. If NewCo Shareholders representing 15% (fifteen percent) or more of the issued shares of the relevant class apply to court to cancel the variation, the variation will have no effect unless and until it is confirmed by the court. In such circumstances, the court may disallow the variation if it is satisfied, having regard to all the circumstances, that the variation would unfairly prejudice the shareholders of the class being represented by the applicant.

73.3.
If new shares are created or issued which rank equally with, or subsequent to, any other existing shares, or if NewCo purchases or redeems any of its own shares or makes any other return of capital on any other class of shares, the rights of the existing shares will not be regarded as changed or abrogated unless the terms of the existing shares expressly say otherwise.

74.	ALTERATION TO SHARE CAPITAL

74.1.
NewCo may, by way of ordinary resolution of its shareholders, consolidate all or any of its share capital into shares of larger amount per share than its existing shares, or sub-divide its shares or any of them into shares of smaller amount. Any resolution authorising NewCo to subdivide any of its shares can provide that, as between the NewCo Shareholders of the divided shares, different rights (including deferred rights) and restrictions of a kind which NewCo can apply to new shares can apply to different divided shares.

74.2.
The U.K. Companies Act contains the procedural requirements for a reduction of capital. A reduction of capital must be approved by NewCo Shareholders by special resolution, and must be approved by a court. The decision to approve the reduction is at the court’s discretion, and it will consider whether (i) the reduction is for a discernible purpose, (ii) all shareholders are treated equally, (iii) the reduction has been properly explained to NewCo Shareholders; and (iv) NewCo’s creditors are safeguarded. Subject to these requirements and to the requirements of the U.K. legislation, NewCo may reduce its share capital, its capital redemption reserve and any share premium amount in any way.

74.3.	Following completion of the Reorganisation, NewCo intends to undertake a capital reduction to create distributable reserves. See paragraph 26.2.8 on page 44 of this Pre-listing Statement.

75.	UNTRACED SHAREHOLDERS

75.1.	NewCo is entitled to sell, at the best price reasonably obtainable, any share held by a NewCo Shareholder, or any share to which a person is entitled by transmission of the title of such share if:

75.1.1.
for a period of 12 (twelve) years, the shares have been in issue and at least 3 (three) cash dividends have become payable (whether interim or final) but no such dividend has been cashed or otherwise satisfied by the transfer of funds to a bank account or through a relevant system by the NewCo Shareholder or person concerned;

75.1.2.	NewCo has, after the expiration of that period, sent a notice to the last known address NewCo has for the relevant shareholder stating that it intends to sell the shares; and

75.1.3.
NewCo has not, during such period and the further period of 3 (three) months after sending the notice and prior to the sale of the NewCo share, received any communication from the shareholder or person concerned.

75.2.
The net proceeds of sale (after payment of the costs of sale) will be forfeited by the relevant holder of, or person entitled by transmission to, the shares and will belong to NewCo and NewCo will not be liable in any respect, nor be required to account, for such proceeds to the former holder of the shares.

76.	GENERAL MEETINGS AND NOTICES

76.1.
Under English law, NewCo is required to hold an annual general meeting of its shareholders within 6 (six) months of the end of its fiscal year. NewCo Shareholders may also request that NewCo convene a general meeting. If NewCo receives a request to hold a general meeting from a shareholder or shareholders representing at least 5% (five percent) of the voting rights of NewCo (excluding any voting rights attached to treasury shares) then the NewCo Board must call, and give notice of, a general meeting within 21 (twenty one) days of receiving the request. The general meeting must then be held within 28 (twenty eight) days of the notice being given.

76.2.
An annual general meeting must be called by not less than 21 (twenty one) clear days’ notice (i.e. excluding the deemed date of receipt of the notice and the date of the meeting itself). All other general meetings may be called by not less than 14 (fourteen) clear days’ notice if: (a) NewCo offers an electronic voting facility; and (b) a special resolution reducing the notice period to not less than 14 (fourteen) days clear days has been passed by NewCo Shareholders at the most recent annual general meeting or a general meeting held since the most recent annual general meeting. Notice of a meeting must be given to every NewCo Shareholder and director of NewCo and NewCo’s auditors.

76.3.
Under English law, shareholders holding 5% (five percent) of the shares or at least 100 (one hundred) shareholders who hold an average (per shareholder) of paid up capital of at least £100 (one hundred Pounds) have the right to include resolutions in the notice for a NewCo annual general meeting provided the resolution may be properly moved at the annual general meeting. A resolution may be properly moved at a general meeting unless (i) it would, if passed, be ineffective (whether by reason of inconsistency with any enactment or the NewCo Articles or otherwise) (ii) it is defamatory of any person or (iii) it is frivolous or vexatious.

76.4.
The NewCo Articles impose requirements with respect to the content of any shareholder notice to either (i) request a general meeting for the purposes of proposing a resolution or (ii) propose a resolution for a general meeting. The provisions require the notice to include (without limitation) the reasons for proposing such resolution or requesting such general meeting and matters relating to the identity of the relevant person requisitioning the resolution and certain associated persons (including those acting in concert), and their respective interests in NewCo, any arrangements between the requisitioning person and its associated persons or with any other person in connection with the proposed resolution and other information that may be required to be disclosed in (i) a proxy statement or other filings required to be made in connection with solicitations of proxies pursuant to Section 14 of the Exchange Act (whether or not Regulation 14A under the Exchange Act applies to NewCo) or (ii) a Schedule 13D filed pursuant to Rule 13d-1(a) or an amendment pursuant to Rule 13d-2(a) if such a statement were required to be filed under the Exchange Act and the rules and regulations promulgated thereunder.

76.5.
Additionally, the NewCo Articles impose requirements as to when such notices must be delivered. The provisions require the person requisitioning a resolution to be put to an annual general meeting (other than a resolution to remove a director in accordance with the requirements of English law) to deliver any such request in writing to the registered office of NewCo, marked for the attention of “The Company Secretary”, not less than 90 (ninety) nor more than 120 (one hundred and twenty) days before the day prior to the date of the first anniversary of the preceding year’s annual general meeting, provided, however, that in the event that the date of an annual general meeting is more than thirty calendar days before or more than sixty calendar days after the date of the first anniversary of the preceding year’s annual general meeting, notice by the relevant shareholder must be so delivered in writing not earlier than the close of business on the 120th (oner hundred and twentieth) calendar day prior to the scheduled date for such annual general meeting and not later than the close of business on the later of (i) the 90th (ninetieth) calendar day prior to the scheduled date for such annual general meeting and (ii) the 10th (tenth) calendar day after the day on which public announcement of the date of such annual general meeting is first made by NewCo. In no event will any adjournment or postponement of an annual general meeting or the announcement thereof commence a new time period for the delivery of a notice or request. In relation to the first annual general meeting of NewCo occurring after January 1, 2024, references to the anniversary date of the preceding year’s annual general meeting will be to May 15, 2023.

76.6.
The NewCo Articles impose further requirements with respect to the content of a shareholder notice submitted by a NewCo shareholder nominating a director for election. The notice must include, among other things, information regarding any voting commitments or compensation arrangements of such nominee, as well as material relationships of the person requisitioning the resolution and/or certain associated persons and the nominee and any other information that may be required to be disclosed in connection with solicitations of proxies for the election of such director, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act (whether or not Regulation 14A under the Exchange Act applies to NewCo). The above must be provided within the timeframes specified for requisitioning shareholder proposals.

76.7.
If the person requisitioning a resolution fails to comply with the notice requirements set out in the Articles (which shall be determined by NewCo), NewCo will not be obliged to put the resolution to the annual general meeting (and such resolution may not be properly moved at the annual general meeting) or to call the general meeting.

76.8.
An Identified Person or a Breaching Person (see “Disclosure of interest in shares” and “Takeover Code” below) will not be entitled to requisition that a resolution be put to an annual general meeting or to requisition that NewCo calls a general meeting.

76.9.	If Rule 14a-19 promulgated under the Exchange Act applies to NewCo:

76.9.1.
for any shareholder nominating a person for appointment as director to the NewCo Board (and the beneficial owner, if any, on whose behalf the nomination is being made), such letter must include a representation that the shareholder giving notice and/or beneficial owner will, to the extent any proxies in support of director nominees other than NewCo’s nominees are solicited (a) solicit proxies from holders of NewCo’s outstanding shares representing at least 67% (sixty seven percent) of the voting power of shares entitled to vote on the election of directors (b) include a statement to that effect in its proxy statement and/or the proxy form (c) otherwise comply with Rule 14a-19 promulgated under the Exchange Act and (d) provide the secretary of NewCo not less than 5 (five) days prior to the meeting or any adjournment, rescheduling or postponement thereof, with reasonable documentary evidence (as determined by the secretary of NewCo in good faith) that such shareholder and/or beneficial owner complied with such representations;

76.9.2.
if a shareholder providing notice and/or beneficial owner that intends to solicit proxies in support of director nominees other than NewCo’s nominees no longer intends to solicit proxies in accordance with its representation pursuant to the above requirements, such shareholder and/or beneficial owner will inform NewCo of this change by delivering a writing to the secretary of NewCo no later than 2 (two) business days after the occurrence of such change; and

76.9.3.
if a shareholder and/or beneficial owner providing such notice is not in compliance with such representations and the NewCo Articles, no action will be taken on such nomination and such nominee will be deemed disqualified, notwithstanding that proxies in respect of such nominee may have been received by NewCo.

76.10.
Pursuant to the NewCo Articles, if at a general meeting of NewCo, the number of directors approved to be appointed will exceed the maximum number of directors set out in the NewCo Articles, the first 20 (twenty) directors approved to be appointed at the general meeting will be so appointed and no further directors will be appointed at such meeting.

76.11.
A notice of meeting will specify: (i) the time, date and place of the meeting (including any satellite meeting place, identified as such in the notice); (ii) the general nature of the business to be dealt with; (iii) whether the meeting is an annual general meeting; and (iv) if any special resolutions have been proposed by the NewCo Board.

76.12.
The quorum for a general meeting is at least one or more NewCo Shareholders present in person or by proxy who together hold at least 25% (twenty five percent) of the issued shares (excluding any shares held as treasury shares), provided that where a shareholder is present at the meeting by one or more proxies, each proxy will be treated as holding only the shares in respect of which it is authorised to exercise voting rights. The shareholders making up the quorum can be NewCo Shareholders who are personally present or proxies for shareholders or a combination of both.

76.13.
If the NewCo Board considers that it is impracticable or undesirable to hold a general meeting, whether generally or on the date or at the time or place, or otherwise considers it appropriate to change other arrangements in relation to a general meeting, it can move or postpone the meeting or change, cancel or introduce any electronic facility or make other changes in respect of the meeting (or do any of these things). If a meeting is rearranged in this way, proxy forms are valid if they are received as required by the NewCo Articles not less than 48 (forty eight) hours before the time of the rearranged meeting.

77.	ANNUAL ACCOUNTS

77.1.	Under English law, NewCo must deliver to the U.K. Registrar of Companies a copy of:

77.1.1.	NewCo’s annual accounts;

77.1.2.	the directors’ remuneration report;

77.1.3.	the directors’ report;

77.1.4.	a strategic report; and

77.1.5.	the auditor’s report on those accounts, the auditable part of the directors’ remuneration report, the directors’ report and the strategic report.

77.2.
The annual reports and accounts must be presented to NewCo Shareholders at a general meeting. Copies of the annual accounts and reports must, unless a NewCo Shareholder agrees to receive more limited information in accordance with the U.K. Companies Act, be sent to NewCo Shareholders, debenture holders and everyone entitled to receive notice of general meetings at least 21 (twenty one) days before the date of the meeting at which copies of the documents are to be presented. English law allows NewCo to distribute such documents in electronic form or by means of a website, provided that the NewCo Articles contain provisions to that effect and individual consent has been obtained from each NewCo Shareholder to receive such documents in electronic form or by means of a website. The NewCo Articles provide that such documents may be distributed in electronic form or by means of a website.

77.3.
NewCo must appoint an independent external auditor to report on the annual accounts of NewCo. The auditor is usually appointed by ordinary resolution at the general meeting of NewCo at which NewCo’s annual accounts are laid. The NewCo Board can also appoint auditors at any time to fill a casual vacancy.

77.4.	The remuneration of an auditor is fixed by the NewCo Shareholders by ordinary resolution or in a manner that the NewCo Shareholders by ordinary resolution determine.

78.	SQUEEZE-OUT

78.1.
Under English law, where a takeover offer has been made for NewCo and the offeror has acquired or unconditionally contracted to acquire 90% (ninety percent) or more in value of the shares to which the offer relates and 90% (ninety percent) or more of the voting rights carried by those shares, the offeror may give notice to the holder of any shares to which the offer relates which the offeror has not acquired or unconditionally contracted to acquire, stating that it wishes to acquire, and is entitled to compulsorily acquire, the outstanding shares on the same terms as the general takeover offer.

78.2.
A dissenting NewCo shareholder may then object to the transfer on the basis that the compulsory acquisition would constitute unfair prejudice (typically on the grounds that the offeror is not entitled to acquire shares or that the terms of acquisition should be different to those offered) by application to court within six weeks of the date on which notice of mandatory transfer was given. Absent any fraud or oppression, the court is unlikely to order that the mandatory acquisition will not take effect, although it may specify terms of the transfer that it finds to be appropriate.

78.3.
Such notice must be sent within three months of the last day on which the offer can be accepted in the prescribed manner. The squeeze-out of the minority shareholders can be completed at the end of 6 (six) weeks from the date the notice has been given, subject to the minority shareholders failing to successfully lodge an application to court to prevent such squeeze-out any time prior to the end of those 6 (six) weeks. Following this period, the offeror can execute a transfer of the outstanding shares in its favor and pay the consideration to NewCo to hold in trust for the outstanding minority shareholders. The consideration offered to the outstanding minority shareholders whose shares are compulsorily acquired must, in general, be the same as the consideration that was available under the takeover offer.

79.	SELL-OUT

English law also gives outstanding minority shareholders a right to be bought out in certain circumstances by an offeror who has made a takeover offer for all of a target’s shares. A holder of shares to which the offer relates, and who has not otherwise accepted the offeror’s offer, may require the offeror to acquire its shares if, prior to the expiry of the acceptance period for such offer, the offeror has acquired or unconditionally agreed to acquire (i) 90% (ninety percent) or more in value of the target’s shares, and (ii) 90% (ninety percent) or more of the voting rights carried by those shares. The offeror must notify the outstanding minority shareholders of their sell-out right within one month of the above thresholds being met, and the outstanding minority shareholders then have three months from the end of the offer period (or, if later, from the date of the notice from the offeror) to exercise their sell-out rights. Should a shareholder exercise its right to be bought out, the offeror is required to acquire such shareholder’s shares on the terms of the general takeover offer or on such other terms as may be agreed.

80.	DISCLOSURE OF INTEREST IN SHARES

80.1.
Under English law, NewCo is empowered to give notice in writing to any person whom it knows or has reasonable cause to believe to have an interest in its shares, or to have had an interest at any time during the 3 (three) years immediately preceding the date on which the notice is issued, requiring such person, within a reasonable period and in any event within 14 (fourteen) days, to disclose to NewCo particulars of the person’s interest and (so far as is within its knowledge) particulars of any other interest that subsists or subsisted in those shares.

80.2.
Pursuant to the NewCo Articles, NewCo will have powers to impose restrictions on any person who defaults in supplying NewCo with the required particulars within the prescribed period (an “Identified Person”), including (i) restricting the Identified Person’s ability to attend, either personally or by proxy, a shareholders’ meeting, (ii) disregarding any votes cast or purported to be cast by or on behalf of such Identified Person (or any person acting in concert with them), (iii) restricting the ability of such Identified Person to requisition a resolution at an annual general meeting and/or to call a general meeting, (iv) withholding any dividends on any shares held by such Identified Person, and (v) refusing to register any transfer of shares held by such Identified Person or any person acting in concert with them (unless the NewCo directors are satisfied that the transfer is to an independent third party).

80.3.
Moreover, pursuant to the NewCo Articles, where the Identified Person is not a shareholder, NewCo has the power to require the shareholder holding the shares in which the Identified Person is interested to transfer, at NewCo’s discretion, such shares to the Identified Person or to such other nominee as NewCo may determine in its sole discretion for nil consideration and on such other terms and conditions as NewCo may determine and NewCo is appointed as the shareholder’s attorney for this purpose. This provision does not apply to any NewCo Ordinary Shares that are held through DTC.

80.4.
If NewCo decides to exercise any of the enforcement powers described above, it will send out a notice to the Identified Person notifying them of such and the exercise of such powers will not be effective until such notice has been delivered.

81.	DISCLOSURE OF SIGNIFICANT SHARE OWNERSHIP

Pursuant to the NewCo Articles and subject to certain exemptions, a person must notify NewCo in the event that the percentage of the voting rights in NewCo held by such person reaches, exceeds or falls below (i) 3% (three percent), 4% (four percent), 5% (five percent) and (ii) each 1% (one percent) threshold thereafter up to 100% (one hundred percent), whether as a result of an acquisition or disposal of shares or as a result of a change in voting rights attaching to the shares. The notification must be made within two days of the day on which the notification requirement arises.

82.	PURCHASE OF OWN SHARES

82.1.
NewCo may purchase its own shares out of distributable profits or the proceeds of a fresh issue of shares made by it for the purposes of financing such purchase. However, NewCo may not purchase its own shares if, as a result of the purchase, there would no longer be any shares of NewCo left in issue other than redeemable shares and/or shares held as treasury shares. Shares must be fully paid in order to be repurchased.

82.2.
NewCo will require shareholder authority in order to purchase its own shares, which will be periodically sought at each annual general meeting. Such shareholder authority must specify the maximum number of NewCo shares that may be repurchased pursuant to it and the minimum and maximum price that may be paid for such shares. In addition, NewCo may only purchase its own shares otherwise than on a recognized investment exchange if it does so pursuant to a contract authorized by an ordinary resolution of its shareholders before the purchase takes place. The shareholder authority will not be effective if any shareholder(s) from whom NewCo proposes to purchase its own shares votes on the resolution, and the resolution would not have passed if they had not so voted. The resolution authorizing the purchase must specify a date on which the authority to purchase will expire, such date not being later than five years after the passing of the relevant shareholder resolution.

82.3.
If purchased out of distributable profits, any shares that have been repurchased may be held as treasury shares or, if not so held, must be cancelled immediately upon the completion of the purchase, thereby reducing the amount of NewCo’s issued share capital. If purchased from the proceeds of a new issue of shares, they must be cancelled immediately upon completion of the purchase.

83.	LIQUIDATION

83.1.
The liquidation of an English company is a statutory process governed by the U.K. Insolvency Act of 1986, where assets of the company are realised for the benefit of creditors or shareholders and the company is dissolved. Liquidation may be voluntary, where it is initiated by shareholders, or compulsory, where it is typically initiated by creditors and approved by the court.

83.2.
There are 2 (two) types of voluntary liquidation: a shareholders’ voluntary liquidation and a creditors’ voluntary liquidation. Each is instigated by a special resolution of the shareholders and cannot be initiated by creditors directly. The essential difference is that a shareholders’ voluntary liquidation applies to solvent companies and a creditors’ voluntary liquidation applies to insolvent companies. Accordingly, voluntary liquidation is not always an insolvency procedure.

83.3.
If NewCo is in liquidation, NewCo’s liquidator may, amongst other things, divide among shareholders (excluding holders of treasury shares) in specie or in kind the whole or any part of NewCo’s assets (whether or not the assets consist of property of one kind or consist of properties of different kinds and the liquidator may for such purpose set such value as the liquidator deems fair upon any one or more class or classes of property and may determine how such division will be carried out as between the holders of NewCo Ordinary Shares or different classes of NewCo shareholders), or vest all or any part of such assets in trustees upon such trusts for the benefit of NewCo Shareholders as the liquidator determines (and the liquidation of NewCo may thereby be closed and NewCo thereby dissolved), but no NewCo Shareholder will be compelled to accept any shares or other assets upon which there is any liability or potential liability.

83.4.
Upon a winding-up of NewCo, the holders of the NewCo Ordinary Shares will be entitled to the whole of any surplus assets remaining after NewCo’s liabilities have been satisfied and will share equally on a share for share basis in NewCo’s assets remaining for distribution to the holders of the NewCo Ordinary Shares.

84.	COMPROMISES AND ARRANGEMENTS

84.1.
Where NewCo and its creditors or NewCo Shareholders or a class of either of them propose a compromise or arrangement between NewCo and its creditors or NewCo Shareholders or a class of either of them (as applicable), the High Court of Justice in England and Wales may order a meeting of the creditors or class of creditors or of the shareholders or class of shareholders (as applicable) to be called in such manner as the court may direct. Any compromise or arrangement approved by a majority in number present and voting at the meeting representing 75% (seventy five percent) or more in value of the creditors or 75% (seventy five percent) or more of the voting rights of NewCo Shareholders or class of either of them (as applicable), if sanctioned by the court, is binding upon NewCo and all the creditors, shareholders of the specific class of either of them (as applicable).

84.2.
Whether the capital of NewCo is to be treated as being a single class or divided into multiple classes of shares is a matter to be determined by the court. The court may, in its discretion, treat a single class of shares as multiple classes, or multiple classes of shares as a single class, for the purposes of the above NewCo Shareholder approval taking into account all relevant circumstances, which may include certain circumstances other than the rights attached to the shares themselves.

85.	DISCLOSURE AND TAKEOVERS

Takeover Code

85.1.	The Takeover Code aims to ensure fair treatment for all shareholders and to provide an orderly framework for takeover bids in the United Kingdom.

85.2.
The Takeover Code, applies to, among other things, an offer for a public limited company which has its registered office in the United Kingdom and which is considered by the U.K. Takeover Panel (an independent body whose main functions are to administer the Takeover Code and regulate takeovers to which the Takeover Code applies) to have its place of central management and control in the United Kingdom, the Channel Islands or the Isle of Man. This is the “residency test”.

85.3.
Under the Takeover Code, the U.K. Takeover Panel will determine whether NewCo has its place of central management and control in the United Kingdom, the Channel Islands or the Isle of Man by looking at, in the first instance, whether a majority of the NewCo directors are resident in the United Kingdom, the Channel Islands or the Isle of Man. If a majority of the NewCo directors are so resident, then the “residency test” will normally be satisfied.

85.4.
If at the time of a takeover offer, the U.K. Takeover Panel determines that the residency test is satisfied, NewCo would be subject to the jurisdiction of the Takeover Code which sets out a number of rules and restrictions, including the following:

85.4.1.	NewCo’s ability to enter into deal protection arrangements with a bidder would be limited;

85.4.2.
NewCo might not, without the approval of its shareholders, be able to perform certain actions that could have the effect of frustrating an offer, such as issuing shares or carrying out material acquisitions or disposals; and

85.4.3.	NewCo would be obliged to provide equality of information to any competing offerors or bona fide potential offerors.

85.5.
Following the Reorganisation, NewCo expects a majority of its directors to be resident outside of the United Kingdom, the Channel Islands and the Isle of Man. Based on its current and intended plans for the NewCo Board and management, NewCo anticipates that the residency test will not be met under the Takeover Code and accordingly the Takeover Code should not apply to NewCo. However, it is possible that future changes in the NewCo Board’s composition, changes in the U.K. Takeover Panel’s interpretation of the Takeover Code, or other events may result in NewCo falling within the jurisdiction of the Takeover Code.

85.6.
Notwithstanding that it is anticipated that the Takeover Code will not apply to NewCo following the Reorganisation, the NewCo Articles incorporate a number of provisions based on provisions under the Takeover Code which provisions will apply for so long as the Takeover Code does not apply to NewCo, including the following.

85.7.	Acquisitions of shares – When a person (other than a depositary, custodian or nominee in their capacity as such) who, together with persons acting in concert with it, is interested in shares which:

85.7.1.
in the aggregate carry less than 30% (thirty percent) of the voting rights of NewCo, such person may not acquire an interest which (taken together with shares in which such person or persons acting in concert with such person are interested) would carry 30% (thirty percent) or more of the voting rights of NewCo; or

85.7.2.	in the aggregate carry not less than 30% (thirty percent) and not more than 50% (fifty percent) of the voting rights in NewCo, such person may not acquire an interest in any other shares in NewCo, in each case, except in certain circumstances set out in the NewCo Articles, including in the case of an acquisition with the prior consent of NewCo.

85.8.	Mandatory offers – If a person (other than a depositary, custodian or nominee in their capacity as such):

85.8.1.
acquires an interest in NewCo’s shares that, when taken together with shares in which such person or persons acting in concert with such person are interested, carry 30% (thirty percent) or more of the voting rights of NewCo; or

85.8.2.
is, together with persons acting in concert with such person, interested in shares that in the aggregate carry not less than 30% (thirty percent) and not more than 50% (fifty percent) of the voting rights in NewCo and such person, or any person acting in concert with such person, acquires additional interests in shares that increase their voting rights in NewCo, that person would be required (except in certain circumstances set out in the NewCo Articles, including with the prior consent of NewCo) to make a cash offer (or an offer with a cash alternative) to the holders of all the issued (and to be issued) shares in NewCo at a price that is not less than the highest price paid for any interests in the shares acquired by the offeror or its concert parties during the preceding 12 (twelve) months, and otherwise in accordance with the requirements for such an offer set out in the NewCo Articles.

Save with the prior consent of NewCo, no acquisition of any interest in shares in NewCo which would give rise to a mandatory offer requirement under the NewCo Articles may be made if the making or implementation of such offer would or might be dependent on the passing of a resolution at any meeting of shareholders of the offeror or upon any other conditions, consents or arrangements (save that an offer may be conditional on the offeror having received acceptances resulting in the offeror holding shares carrying more than 50% (fifty percent) of the voting rights in NewCo).

Voluntary offers – Any voluntary offer for shares in NewCo will not be made on less favourable terms than the terms on which the offeror (or any person acting in concert with it) has acquired interests in shares in NewCo during the offer period, within the three month period prior to the commencement of the offer period, or at such earlier time if NewCo considers that there are circumstances which render such a course necessary in order to ensure that all shareholders, and other persons with an interest in NewCo’s shares, are treated equally.

85.9.	The offer must be made in cash or with a cash alternative where:

85.9.1.
during the offer period and within the 12 (twelve)-month period prior to its commencement, the offeror (together with any person acting in concert with it) has acquired for cash an interest in shares which represents 10% (ten percent) or more of the shares of that class in issue, in which case the offer for that class will be in cash or accompanied by a cash alternative at not less than the highest price paid by the offeror or any person acting in concert with it for any interest in shares of that class acquired during the offer period and within 12 (twelve) months prior to its commencement;

85.9.2.
during the offer period, the offeror (together with any person acting in concert with it) acquires any interest in shares for cash, in which case the offer for that class will be in cash or accompanied by a cash alternative at not less than the highest price paid by the offeror or any person acting in concert with it for any interest in shares of that class acquired during the offer period; and/or

85.9.3.
NewCo considers that there are circumstances which render a cash offer or cash alternative necessary in order to ensure that all shareholders, and other persons with an interest in NewCo’s shares, are treated equally.

85.10.	Each of the above requirements may be disapplied with the consent of NewCo.

85.11.
Where the offeror (or any person acting in concert with the offeror) has acquired an interest in 10% (ten percent) or more of any class of shares in NewCo in exchange for securities in the 3 (three) month period prior to the commencement of and during the offer period, equivalent securities should be offered to all other holders of shares of that class under the offer, except in the case of prior consent of NewCo.

85.12.
Any offer must be open for acceptance for a period of not less than 21 (twenty-one) days and, if the offer becomes or is declared unconditional, the offer must remain open for not less than 14 (fourteen) days and the offeror must give at least 14 (fourteen) clear days’ notice before the offer is closed.

85.13.
It must also be a condition of any offer which, if accepted in full, would result in the offeror holding shares carrying over 50% (fifty percent) of the voting rights of NewCo, that the offer will not become or be declared unconditional as to acceptances unless the offeror has acquired or agreed to acquire shares carrying at least 50% (fifty percent) of the voting rights, except in the case of prior consent of NewCo.

85.14.
Save with the prior consent of NewCo, an offer must not be subject to any conditions or pre-conditions which depend solely on subjective judgements by the offeror or its directors or the fulfilment of which is in their hands and an offer must not be made subject to a condition or pre-condition relating to financing. Notwithstanding the foregoing, if an offer is for cash or includes a cash element and the offeror proposes to finance the cash consideration by an issue of new securities, the offer must be made subject to any condition required, as a matter of law or regulatory requirement, in order validly to issue such securities or to have them listed or admitted to trading.

85.15.	Partial offers – NewCo consent is required for any offer which would constitute a partial offer under the Takeover Code.

85.16.
Disclosure requirements – The offeror must notify NewCo of any interest it (together with any person acting in concert with the offeror) holds in the shares of NewCo within 2 (two) business days of any announcement that first identifies it as an offeror. Within 28 (twenty eight) days of any announcement that first identifies it as an offeror, the offeror must either (i) announce its firm intention to make an offer or (ii) announce that it does not intend to make an offer. If the offeror or any person acting in concert with the offeror deals in any interests in shares of NewCo during an offer period, it must notify NewCo of such dealing by no later than 12 p.m. (London time) on the business day following such dealing. For more information on disclosure requirements in connection with share ownership, see “Description of the NewCo Ordinary Shares, Description of NewCo’s Articles and Related Regulation — Disclosure of significant share ownership”.

85.17.
Non-compliance – Under the NewCo Articles, NewCo will have powers to impose restrictions on any person who fails to comply with the provisions described above relating to mandatory and voluntary offers (and persists in such failure for 14 (fourteen) days after the date of service of a notice by NewCo on such person) or any person acting in concert with them (a “Breaching Person”), including (i) restricting the Breaching Person’s ability to attend, either personally or by proxy, a shareholders’ meeting, (ii) disregarding any votes cast or purported to be cast by or on behalf of such Breaching Person, (iii) restricting the ability of such Breaching Person to requisition a resolution at an annual general meeting and/or to call a general meeting, (iv) withholding any dividends on any shares held by such Breaching Person and (v) refusing to register any transfer of shares held by such Breaching Person (unless the NewCo directors are satisfied that the transfer is to an independent third party).

85.18.
Moreover, where the Breaching Person is not a shareholder, NewCo has the power to require the shareholder holding the shares in which the Breaching Person is interested to transfer, at NewCo’s direction, such shares to the Breaching Person or to such other nominee as NewCo may determine in its sole discretion for nil consideration and on such other terms and conditions as NewCo may determine, and NewCo is appointed as the shareholder’s attorney for this purpose. This provision does not apply to any NewCo Ordinary Shares that are held through DTC.

85.19.
NewCo has full authority to determine the application of the offer provisions embedded in the NewCo Articles including as to the deemed application of relevant parts of the Takeover Code (as if it applied to NewCo).

85.20.
NewCo’s consent is required for any offer for interests in shares in NewCo that (i) purports to exclude U.S. jurisdictional means; or (ii) is conducted in accordance with Rule 14d-1(c) (Tier I exemption) or Rule 14d-1(d) (Tier II exemption) under the Exchange Act, or any successor provisions thereof.

85.21.	The NewCo Articles do not include all of the protections provided by the Takeover Code.

85.22.
The NewCo Articles include provisions that are intended to replicate certain provisions of the Takeover Code relating to takeover offers and related protections afforded to a company and its shareholders. In the absence of the jurisdiction of the U.K. Takeover Panel, the NewCo Articles specify that the provisions embedded therein are to be enforced by NewCo (as opposed to the U.K. Takeover Panel). NewCo may face challenges when enforcing certain of these provisions against beneficial owners holding their shares through DTC.

86.	EXCHANGE CONTROLS

There are no governmental laws, decrees, regulations or other legislation in the United Kingdom that may affect the import or export of capital, including the availability of cash and cash equivalents for use by NewCo, or that may affect the remittance of dividends, interest, or other payments by NewCo to non-resident holders of NewCo Ordinary Shares, other than withholding tax requirements. There is no limitation imposed by English law or in the NewCo Articles on the right of non-residents to hold or vote shares.

87.	NO SINKING FUND

The NewCo Ordinary Shares have no sinking fund provisions.

88.	JURISDICTION

The NewCo Articles provide that:

88.1.
any proceeding, suit or action (other than those arising under the Securities Act or the Exchange Act) between (i) a NewCo shareholder or a beneficial owner (in its capacity as such) and NewCo and/or NewCo’s directors arising out of or in connection with the NewCo Articles or otherwise, and/or (ii) to the fullest extent permitted by law, between NewCo and its directors (in their capacities as such or as employees of NewCo), including all claims made by or on behalf of NewCo against its directors, may only be brought in the courts of England and Wales;

88.2.	the NewCo Articles are governed by the laws of England and Wales; and

88.3.
unless NewCo by ordinary resolution consents to the selection of an alternative forum, the federal district courts of the United States of America will be the exclusive forum for the resolution of any proceeding, suit or action arising under the Securities Act or the Exchange Act.

89.	CORPORATE OBJECT AND INTERESTS

            The NewCo Articles are not required to, and do not, include the details of the objects and purpose of NewCo.

90.	DIRECTORS

90.1.
Under English law, public companies such as NewCo must have at least 2 (two) directors, and at least 1 (one) director must be a natural person. The NewCo Articles can however set out a higher minimum. English law does not prescribe a maximum number of directors, although the NewCo Articles can impose a maximum. The NewCo Articles provide that NewCo must have a minimum of 4 (four) directors and a maximum of 20 (twenty) directors (disregarding alternate directors).

90.2.
Pursuant to the NewCo Articles, NewCo Shareholders have the right to elect directors by ordinary resolution. Subject to the written approval of a majority of NewCo directors, the NewCo Board is also entitled to appoint directors, although such appointment must then be approved by NewCo’s Shareholders by way of ordinary resolution at the next general meeting.

90.3.
English law permits companies to provide for terms of different lengths for its directors. Any director’s employment agreement with a guaranteed term of more than two years must be subject to the prior approval of shareholders by way of ordinary resolution at a general meeting. Pursuant to the NewCo Articles, at every annual general meeting, all the directors at the date of the notice convening the annual general meeting will retire from office and may offer themselves for reappointment by the shareholders.

90.4.	Under English law:

90.4.1.	a person may not be appointed as a director unless they are at least 16 (sixteen) years of age at the time the appointment takes effect;

90.4.2.	at least one director of each company must be a natural person;

90.4.3.	except with the leave of the court, a person is prohibited from acting as a director of a company if:

90.4.4.	the person is an undischarged bankrupt;

90.4.5.	a moratorium period under a debt relief order applies in relation to the person;

90.4.6.	a bankruptcy restrictions order or undertaking, or a debt relief restrictions order or undertaking, is in force in respect of the person; or

90.4.7.	the person is subject to an order made under Section 429(2)(b) (disabilities on revocation of administration order against an individual) of the U.K. Insolvency Act 1986; and

90.4.8.	a court may or, in some cases, must make an order disqualifying a person from acting as a director, including without limitation:

90.4.8.1.
where they are convicted of an indictable offence (whether on indictment or summarily) in connection with the promotion, formation, management, liquidation or striking off of a company, with the receivership of a company’s property or with their being an administrative receiver of a company;

90.4.8.2.
where it appears they have been persistently in default in relation to requirements for any return, account or other document to be filed with, delivered or sent, or notice of any matter to be given, to the U.K. Registrar of Companies; and

90.4.8.3.
where they have been convicted of a relevant foreign offence, including offences committed in connection with the promotion, formation or management of a company overseas which corresponds to an indictable offence under the law of England and Wales or Scotland.

90.5.
The NewCo Articles impose requirements with respect to certain directors nominated for appointment or reappointment (as applicable) at each annual general meeting. Pursuant to the NewCo Articles, the directors shall:

90.5.1.
at each annual general meeting during the period from the Operative Date until the date which is five years following such date, nominate for appointment or reappointment (as applicable) a minimum of two representatives from South Africa; and

90.5.2.	at each annual general meeting following expiry of the period referred to above, nominate for appointment or reappointment (as applicable) a minimum of one representative from South Africa.

90.6.
Directors who have an interest in a proposed transaction or arrangement with NewCo are also required under English law to declare the nature and extent of their interest at a meeting of the NewCo Board or by notice.

90.7.
NewCo can pay the reasonable travel, hotel and incidental expenses of each director incurred in attending and returning from general meetings, meetings of the directors or committees of the directors, or any other meetings which the director is entitled to attend as a director. NewCo will pay all other expenses properly and reasonably incurred by each director in connection with NewCo’s business or in the performance of their duties as directors.

91.	BOARD REMUNERATION

NewCo is required to put in place a directors’ remuneration policy containing details of the components of the remuneration payments that may be made to NewCo’s directors (executive and non-executive). NewCo must submit its directors’ remuneration policy to a binding shareholder vote every three years. Subject to the terms of the remuneration policy, the directors or any committee authorized by the directors may decide how much to pay each director by way of fees. It is expected that NewCo’s remuneration policy will be tabled for adoption by the shareholders of NewCo at NewCo’s first annual general meeting following the completion the Reorganisation and, as NewCo has not yet adopted a remuneration policy, NewCo’s directors (executive and non-executive) will be remunerated on the substantially the same basis that they were remunerated on by the Group prior to the completion of the Reorganisation, until such time that NewCo’s remuneration policy is adopted.

92.	BORROWING POWERS

92.1.
Under English law, certain transactions between a director (or a person connected with a director) and a related company are prohibited unless approved by shareholders. These include loans, quasi-loans, credit transactions and substantial property transactions.

92.2.
NewCo has not engaged in any borrowings and therefore has not exceeded its borrowing powers. NewCo has not created or issued any debentures other than the NewCo Notes the majority of which will be extinguished as part of the Reorganisation.

92.3.	AGA has not exceeded its borrowing powers within the three years preceding the Last Practicable Date.

92.4.
The borrowing powers which are conferred upon NewCo in terms of the NewCo Articles may only be varied by way of an amendment to the NewCo Articles which must be approved by a resolution of the NewCo Shareholders.

93.	NON-SOUTH AFRICAN SHAREHOLDERS

There are no limitations imposed by South African law or by the NewCo Articles on the rights of non-South African shareholders to hold or vote NewCo Ordinary Shares.

94.	DIRECTORS’ DUTIES

English law imposes certain obligations on NewCo’s directors. In addition to certain common law and equitable principles, there are statutory directors’ duties owed to the company, including 7 (seven) codified duties as follows:

94.1.	to act in a way they consider, in good faith, would be most likely to promote the success of NewCo for the benefit of the NewCo Shareholders as a whole;

94.2.	to act in accordance with the NewCo Articles and exercise powers only for the purposes for which they are conferred;

94.3.	to exercise independent judgment;

94.4.
to exercise reasonable care, skill and diligence. This requirement is assessed both subjectively (i.e. was the director’s conduct that of a reasonably diligent person who possesses the knowledge and experience of that particular director) and objectively (i.e. was the director’s conduct that of a reasonably diligent person possessing the knowledge and experience that a director holding that position should possess);

94.5.	to act bona fide in what they consider is in the interests of the company as a whole, bearing in mind a number of different matters;

94.6.	not to accept benefits from third parties that are conferred by reason of them being, or doing or not doing anything, as a director; and

94.7.	to declare an interest in a proposed transaction with the company.

95.	RIGHTS OF MINORITY SHAREHOLDERS

95.1.
English law does not generally provide for “appraisal rights”. However, English law provides that where: (i) a takeover offer is made for NewCo Ordinary Shares (other than via a scheme of arrangement); and (ii) following the offer, the offeror has acquired or contracted to acquire 90% (ninety percent) or more in value of the shares to which the takeover offer relates, and 90% (ninety percent) or more of the voting rights carried by the shares to which the offer relates, the offeror may require the other NewCo Shareholders who did not accept its offer to transfer their shares to the offeror on the same terms as the offer. The offeror would do so by sending a notice to outstanding minority NewCo Shareholders telling them that it will compulsorily acquire their shares. Such notice must be sent within 3 (three) months of the last day on which the offer can be accepted in the prescribed manner.

95.2.
A dissenting NewCo Shareholder may then object to the transfer on the basis that the compulsory acquisition would constitute unfair prejudice (typically on the grounds that the offeror is not entitled to acquire shares or that the terms of acquisition should be different to those offered) by application to court within 6 (six) weeks of the date on which notice of mandatory transfer was given. Absent any fraud or oppression, the court is unlikely to order that the mandatory acquisition will not take effect, although it may specify terms of the transfer that it finds to be appropriate.

95.3.
The squeeze-out of the minority NewCo Shareholders can be completed at the end of 6 (six) weeks from the date the notice has been given, subject to the outstanding minority NewCo Shareholders failing to successfully lodge an application to the court to prevent such squeeze-out any time prior to the end of those 6 (six) weeks, following which the offeror can execute a transfer of the outstanding shares in its favour and pay the consideration to NewCo, which NewCo would then hold on trust for outstanding minority NewCo Shareholders. The consideration offered to the outstanding minority NewCo Shareholders whose shares are compulsorily acquired must, in general, be the same as the consideration that was available under the takeover offer.

95.4.
Further, English law also gives outstanding minority NewCo Shareholders a right to be bought out in certain circumstances by an offeror who has made a takeover offer for all of NewCo’s Ordinary Shares. A holder of shares to which the offer relates, and who has not otherwise accepted the offeror’s offer, may require the offeror to acquire its shares if, prior to the expiry of the acceptance period for such offer, the offeror has acquired or unconditionally agreed to acquire (i) 90% (ninety percent) or more in value of NewCo’s Ordinary Shares; and (ii) 90% (ninety percent) or more of the voting rights carried by those shares. The offeror must notify the outstanding minority NewCo Shareholders of their sell-out right within 1 (one) month of the above thresholds being met, and the outstanding minority NewCo Shareholders then have 3 (three) months from the end of the offer period (or, if later, from the date of the notice from the offeror) to exercise their sell-out rights. Should a NewCo Shareholder exercise its rights to be bought out, the offeror is required to acquire such NewCo Shareholder’s shares on the terms of the general takeover offer or on such other terms as may be agreed.

95.5.
English law also permits the shareholders of a company (including minority shareholders) to bring certain claims in relation to the actual or proposed acts or omissions of NewCo which constitute the conduct of NewCo’s affairs in such a manner which is unfairly prejudicial to the petitioner’s interests as a shareholder. Such conduct includes, without limitation: (i) breaches of fiduciary duty/duties on the part of NewCo’s directors prejudicing the interests of shareholders; (ii) mismanagement which is serious having regard to the scale of financial loss arising and the frequency and duration of the relevant acts and omissions; and (iii) improper failures to pay dividends/payments of excessive remuneration.

95.6.
Following a successful unfair prejudice claim, the court may make such order as it thinks fit to remedy any unfair prejudice, including without limitation: (i) ordering the purchase/sale of the petitioner’s shares at a price and on terms to be determined by the court (i.e. buying out the petitioner); (ii) regulating the conduct of NewCo’s affairs for the future; and (iii) requiring NewCo to refrain from, or to carry out, an act, including amendments to its articles of association.

96.	DESCRIPTION OF THE AGA MOI

The AGA MOI, which was approved at a shareholder meeting on 27 March 2013 and amended at AGA’s annual general meeting held on 16 May 2022, has been made available for inspection. Please refer to the section entitled “Important Information – Documents Available for Inspection and Documents Included or Incorporated by Reference in this Pre-listing Statement” beginning on page 13 of this Pre-listing Statement.

97.	U.S. SECURITIES LAWS DISCLOSURES

It is anticipated that, at least initially, NewCo will be subject to the periodic reporting requirements of the SEC and the NYSE that apply to “foreign private issuers”. The periodic disclosure required of foreign private issuers under applicable rules is more limited than the periodic disclosure required of U.S. issuers. For example, NewCo is not required to publish reviewed financial statements and analyses of operating and financial results for the quarters ended March 31 and September 30 each year. If NewCo avails itself of exemptions afforded to foreign private issuers, investors will receive less timely financial reports than they otherwise might receive from a comparable U.S. company or from certain of the company’s peers in the industry. This may have an adverse impact on investors’ ability to make decisions about their investment in NewCo.

Further, it is anticipated that NewCo will also be subject to the beneficial ownership reporting requirements of the Exchange Act. Sections 13(d) and 13(g) of the Exchange Act and Regulation 13D-G thereunder require an investor with beneficial ownership of more than 5% (five percent) of a covered class of equity securities to report such beneficial ownership on a publicly filed Schedule 13D or Schedule 13G. A “covered class” generally means, with limited exceptions, a voting class of equity securities registered under Section 12 of the Exchange Act.

COMPARISON BETWEEN NYSE LISTING STANDARDS AND THE JSE LISTINGS REQUIREMENTS

The JSE Listings Requirements differ in certain material respects from U.S. Federal Securities laws, including the SEC rules (the “SEC Disclosure Rules”), and the NYSE listing rules (the “NYSE Listing Rules” and, together with the SEC Disclosure Rules, the “U.S. Listing Rules”). In accordance with the provisions of paragraph 18.20 of the JSE Listings Requirements, the table below sets out a summary of the applicable provisions of the JSE Listings Requirements and the U.S. Listing Rules applicable to foreign private issuers.

The U.S. Listing Rules treat certain of the matters discussed below as governed by an issuer’s country of incorporation, which in the case of NewCo is England and Wales. For more information with respect to NewCo’s Governing Documents refer to “Description of NewCo Ordinary Shares, Description of NewCo’s Articles and Related Regulation.” In other cases, the matters discussed are not regulated by the U.S. Listing Rules, and the applicable source of law is the issuer’s country of incorporation.

This summary is not intended to be a complete discussion of the respective rules and requirements and it is qualified in its entirety by reference to the U.S. Listing Rules and the JSE Listings Requirements.

	Sub-paragraph of 18.20	U.S. Listing Rules	JSE Listings Requirements
(a)	Pre-emptive rights, ranking of securities in the same class, and expropriation rights in respect of securities
Pre-emptive rights, ranking of securities and expropriation of rights in respect of securities are not principally governed by the U.S. Listing Rules. Pre-emptive rights and ranking of securities are regulated by English law and in NewCo’s Articles. For additional information, please see “Description of NewCo Ordinary Shares, Description of NewCo’s Articles and Related Regulation.”

As regards ranking of securities, securities in each class for which a listing is applied on the JSE must rank pari passu in respect of all rights. The JSE Listings Requirements describe pari passu to mean that the shares are identical in all respects, including that the shares are of the same nominal value, they carry the same rights as to unrestricted transfer, attendance and voting at general/annual meeting and they are entitled to dividends at the same rate and for the same period. In respect of expropriation of rights in respect of securities, an issuer is required to inform the JSE of any expropriation rights.

As regards pre-emptive rights, an issuer proposing to issue equity securities for cash must first offer those securities effected by way of rights offer, to existing holders of equity securities in proportion to their existing holdings, unless the issue is an acquisition issue or the shareholders of the issuer approve the issue of such shares in terms of a general or specific authority. Save for where the issue of any shares has been approved by the shareholders of the issuer or the issue of such shares is in connection with an acquisition by the issuer, the issuer may only issue those equity shares for cash to other persons if and to the extent that such securities are not taken up by holders of equity securities under the offer.

(b)	Transferability of securities and transfer of securities
Section 5 of the Securities Act regulates the offer and sale of securities. All offers and sales of securities must be registered under Section 5 of the Securities Act or conducted pursuant to an exemption from such registration. In addition, NewCo’s Articles contain certain provisions regulating the transfer of the NewCo Ordinary Shares. For additional information, please see “Description of NewCo Ordinary Shares, Description of NewCo’s Articles and Related Regulation.”
The securities for which a listing is sought must be fully paid up and, unless otherwise required by statute or at the discretion of the JSE, must be freely transferable.

	Sub-paragraph of 18.20	U.S. Listing Rules	JSE Listings Requirements
(c)	Preferences, rights, limitations and other share terms
Preferences, rights, limitations and other share terms are not principally governed by the U.S. Listing Rules. These matters are regulated in NewCo’s Articles. The NewCo Ordinary Shares carry equal voting rights. For additional information, please see “Description of NewCo Ordinary Shares, Description of NewCo’s Articles and Related Regulation.” The SEC Disclosure Rules require the disclosure of these matters on an ongoing basis in NewCo’s annual report.

Securities in each class for which a listing is applied on the JSE must rank pari passu in all respects. Every holder of an ordinary share must have one vote in respect of each share and shareholder votes may not carry any special rights or privileges. Preferences, rights, limitations or other terms of any class of shares of the issuer must not be varied unless approval is obtained by special resolution of the shareholders.

A special resolution may only be passed with the support of at least 75% (seventy five percent) of the votes cast by all equity securities holders present in person (or represented by proxy) at the general meeting or annual general meeting.

(d)	Special voting rights in respect of securities
Special voting rights in respect of securities are not principally governed by the U.S. Listing Rules. These matters are regulated in NewCo’s Articles. The NewCo Ordinary Shares carry equal voting rights. For additional information, please see “Description of NewCo Ordinary Shares, Description of NewCo’s Articles and Related Regulation.” The SEC Disclosure Rules require the disclosure of these matters on an ongoing basis in NewCo’s annual report.
The JSE prescribes that an issuer shall not issue any securities with voting rights differing from other securities of the same class.
(e)	Process dealing with amendment/s to the constitutional document of the issuer
The process dealing with the amendment of the constitutional document of an issuer is not principally governed by the U.S. Listing Rules. These matters are regulated in terms of NewCo’s Articles and English law. For additional information, please see “Description of NewCo Ordinary Shares, Description of NewCo’s Articles and Related Regulation.” The SEC Disclosure Rules require the filing of any amendment to the constitutional document in NewCo’s annual report.

Any amendment to the memorandum of incorporation of the issuer must be approved by a special resolution of the shareholders. A special resolution may only be passed with the support of at least 75% (seventy five percent) of the votes cast by all equity securities holders present in person (or represented by proxy) at the general meeting or annual general meeting.

(f)	Appointment and removal of directors
The appointment and removal of directors is not principally governed by the U.S. Listing Rules. These matters are regulated by English law and NewCo’s Articles. For additional information, please see “Description of NewCo Ordinary Shares, Description of NewCo’s Articles and Related Regulation.” The SEC Disclosure Rules require the disclosure of these matters on an ongoing basis in NewCo’s annual report.
The election of all directors must be subject to shareholder approval at any general meeting or annual general meeting.

	Sub-paragraph of 18.20	U.S. Listing Rules	JSE Listings Requirements
(g)	Authority to issue shares or other securities (general and specific)
The authority to issue shares or other securities (both general and specific) is not principally governed by the U.S. Listing Rules. These matters are regulated by English law and NewCo’s Articles. However, certain provisions of the NYSE Listing Rules have been built into the NewCo Articles, namely the 20% rule. For additional information, please see “Description of NewCo Ordinary Shares, Description of NewCo’s Articles and Related Regulation.”

In addition to certain specific requirements of JSE Listings Requirements applicable to specific issues of securities for cash and general issues of securities for cash respectively, the issuer shall be required to obtain the approval of at least 75% (seventy five percent) of the equity securities holders present in person (or represented by proxy) at the general meeting or annual general meeting. However, a rights offer may pro rata to all shareholders will not require shareholder approval. Subject to, and in compliance with, the JSE Listings Requirements, shareholders in any general meeting may authorise the directors to issue unissued securities, and/or grant options to subscribe for unissued securities, as the directors in their discretion deem fit.

(h)	Disclosure of changes in beneficial ownership of securities
The SEC Disclosure Rules require the disclosure of certain levels of ownership on an ongoing basis in NewCo’s annual report. In addition, pursuant to the SEC Disclosure Rules, it is generally the responsibility of a shareholder, holding in excess of 5% (five percent) of a company’s shares, to disclose such beneficial ownership and certain changes in its shareholding. Under English law, NewCo is empowered to give notice in writing to any person whom it knows or has reasonable cause to believe to have an interest in its shares, and there are enforcement powers available to NewCo in respect of persons who fail to comply with such a notice. Moreover, pursuant to NewCo’s Articles and subject to certain exemptions, a person must notify NewCo in the event that the percentage of their voting rights exceeds certain thresholds. For additional information, please see “Description of NewCo Ordinary Shares, Description of NewCo’s Articles and Related Regulation.”

An issuer that has received a notice regarding acquisition or the disposal of a beneficial interest of 5% (five percent) or any further multiple of 5% (five percent) of the securities in that class, in terms of Section 122(1) and (3) of the Companies Act, must, within 48 (forty eight) hours after receipt of such notice, publish the information contained in the notice on SENS.

No such announcement shall be required in respect of notices received by the issuer and which relate to a disposal of less than 1% (one percent) of the relevant class of securities, per Section 122(3) of the Companies Act.

(i)	Regulation in respect of director’s interests in transactions
The SEC Disclosure Rules require the disclosure of certain such matters on an ongoing basis in NewCo’s annual report. Transactions involving a director’s interest constitute related party transactions; for additional information on related party transactions, please see “Regulation in respect of transactions (acquisitions and disposals) and related party transactions—U.S. Listing Rules.”

An issuer is to publish the beneficial interests of directors and major shareholders in its annual financial statements. Any material beneficial interests of the directors present in transactions effected by a company must also be disclosed.

	Sub-paragraph of 18.20	U.S. Listing Rules	JSE Listings Requirements
(j)	Regulation in respect of transactions (acquisitions and disposals) and related party transactions
The NYSE Listing Rules require approval of related party transactions (as defined therein) by the company’s audit committee or another independent body of the board of directors of the company. Foreign private issuers can continue to follow home country practice in respect of the standard of review, oversight and approval of related party transactions.

In addition, the SEC Disclosure Rules require certain information regarding related party transactions or presently proposed related party transactions which are material to the company or the related party or which are unusual in their nature or conditions to be disclosed in NewCo’s annual report.

Every contract not made in the ordinary course of business that is material to NewCo and is to be performed in whole or in part after the filing of NewCo’s annual report must be publicly filed with NewCo’s annual report.

The NYSE Listing Rules do not require shareholder approval for the equivalent of Category 1 or Category 2 transactions (defined alongside), other than in the event of an issuance of shares in connection with a transaction which is subject to the 20% rule described under the heading “Share Capital” in the section “Description Of NewCo Ordinary Shares, Description Of NewCo’s Articles and Related Regulation.”

Where any transaction (including, inter alia, both acquisitions and disposals) is proposed between the issuer, or any of its subsidiaries, and a related party, a circular to shareholders and the approval of shareholders of the issuer in a general meeting will normally be required.

Furthermore, related party transactions require a fairness opinion to be prepared by an independent expert approved by the JSE and made available for public scrutiny.

In the case of a transaction, the JSE Listings Requirements differentiate between a Category 2 transaction (which is equal to or more than 5% (five percent) and 30% (thirty percent) of the market capitalisation of the issuer) and a Category 1 transaction (which is 30% (thirty percent) or more of the market capitalisation of issuer).

As regards a Category 1 and Category 2 transaction, the issuer must publish an announcement containing the full details of the transaction immediately after the terms have been agreed. In addition to the foregoing, and upon the terms of a Category 1 transaction being agreed, a circular must be dispatched to shareholders containing a notice of a general meeting to obtain shareholder approval for the transaction.

Any agreement effecting the transaction must be conditional upon such shareholder approval.

(k)	Mandatory corporate governance provisions and the corporate governance code applied
With limited exceptions, the NYSE Listing Rules allow a foreign private issuer to follow home country practice in relation to its corporate governance as long as the foreign private issuer discloses the significant differences between the home country practice and the corporate governance provisions required by the NYSE Listing Rules for U.S. domestic issuers.

One such exception is the requirement that a foreign private issuer have an audit committee, and that each member of the audit committee be independent (as determined in accordance with the independence requirements of the SEC Disclosure Rules).

Issuers with primary listings on the JSE must follow the corporate governance rules and provisions of King IV. Given that NewCo will have a primary listing on the NYSE, it will not be required to adopt the principles of King IV.

(l)	The proactive monitoring process (if any) dealing with the review of financial statements of the issuer by the listing authority or any other relevant regulatory body	The SEC has the discretion to review NewCo’s filings with the SEC, including, but not limited to, NewCo’s financial statements.
The JSE may undertake an assessment of an applicant issuer’s IFRS work previously performed in order to satisfy itself as to the acceptability of the IFRS adviser. This assessment may be done in consultation with the Financial Reporting Investigations Panel.

	Sub-paragraph of 18.20	U.S. Listing Rules	JSE Listings Requirements
(m)	Takeover laws applicable to the issuer
U.S. federal securities laws regulate tender offers. In the case of the U.K., takeover laws are found in the City Takeover Code. However, based upon NewCo’s current and intended plans for its directors and the fact that NewCo does not currently intend to list the NewCo Ordinary Shares on a regulated market in the United Kingdom (or the Channel Islands or the Isle of Man), the City Takeover Code will not apply to NewCo immediately following the completion of the Reorganisation.

It is possible that this could change; for further information, please see “Risk Factors”. Certain provisions of the City Takeover Code have been built into the NewCo Articles. For additional information, please see “Description of NewCo Ordinary Shares, Description of NewCo’s Articles and Related Regulation.”
A company incorporated in South Africa and listed on the JSE is subject to the Takeover Regulations. Given that NewCo is incorporated in England, it is not regulated by the Takeover Regulations.
(n)	Special disclosure requirements dealing with mining companies, such as the preparation of special reports dealing with reserves, life of mine and valuation of mining activities
The disclosure requirements stipulated in sub-part 1300 of Regulation S-K of the SEC Disclosure Rules must be complied with if the issuer’s mining operations are material to the issuer’s business or financial condition. The SEC Disclosure Rules also impose disclosure and reporting obligations on issuers regarding the use and sourcing of conflict minerals (including gold).

In addition to the provisions of the JSE Listings Requirements dealing with pre-listing statement particulars, prospectuses or Category 1 circulars (as contemplated in the JSE Listings Requirements), the following information must be included in such documents where the company in question is a mineral company (a company whose principle activity is that of mining and/or exploration) and by non-mineral companies in respect of substantial mineral assets (i) measured against the purchase or disposal consideration, as the case may be, of the asset in respect of a transaction; and (ii) measured against the market capitalisation of the applicant issuer in respect of a new listing:

●   a Competent Person’s Report (as defined in the JSE Listings Requirements);

●   details of any direct or indirect beneficial interest;

●   financial information;

●   a statement by the directors regarding any legal proceedings; and

●   confirmation that the applicant issuer, or group, is in possession of necessary legal title or ownership rights to explore or mine relevant minerals.

The Competent Person’s Report (as defined in the JSE Listings Requirements) must comply with the South African Code for the Reporting of Mineral Asset Valuation and the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves. The JSE further requires the disclosure of a Mineral Resource and Mineral Reserve Statement (as defined in the JSE Listings Requirements) in the company’s annual report.

COMPARISON OF RIGHTS OF AGA SHAREHOLDERS AND NEWCO SHAREHOLDERS

The following discussion summarises the differences in an AGA Shareholder’s rights that will result from the implementation of the Reorganisation. This summary is not complete and does not set forth all of the differences between the AGA MOI and the NewCo Articles. This summary is subject to the complete text of the relevant provisions of the Companies Act, the U.K. Companies Act, the AGA MOI and the NewCo Articles. We encourage you to read the NewCo Articles in conjunction with the AGA MOI, which have been made available for inspection. Please refer to the section entitled “Important Information–Documents Available for Inspection and Documents Included or Incorporated by Reference in this Pre-listing Statement” beginning on page 16 of this Pre-listing Statement.

AGA is a company organised and existing under the laws of South Africa. The AGA Ordinary Shares are listed on the JSE and the AGA ADSs are listed on the NYSE. AGA is also listed on the A2X and the GhSE. NewCo is a company organised and existing under the laws of England and Wales. The NewCo Ordinary Shares will be listed on the NYSE. The NewCo Ordinary Shares will also have a secondary inward listing on the JSE, the A2X and the GhSE. Upon the completion of the Reorganisation, holders of AGA Ordinary Shares (as well as holders of AGA ADSs) will become beneficial owners of NewCo Ordinary Shares, the rights in respect of which will be governed by the NewCo Articles, which differ in material respects from the AGA MOI.

If the Reorganisation becomes unconditional and is implemented, the rights of AGA Shareholders who become beneficial owners of NewCo Ordinary Shares will be governed by English law and the NewCo Articles. For a description of the NewCo Articles, please refer to the section entitled “Description of NewCo Ordinary Shares, Description of NewCo’s Articles and Related Regulation” beginning on page 73 of this Pre-listing Statement.

EXPENSES

The costs incidental to the Reorganisation, including the costs applicable to this Pre-listing Statement, shall be borne by AGA. The following expenses and provisions have been provided for by AGA in connection with the Reorganisation:

Nature of expense	Paid/Payable to	Total USD’000
Australia tax adviser to AGA and NewCo	Allens	394
Depositary fees and expenses	The Bank of New York Mellon	5,276
English legal adviser to AGA and NewCo	Slaughter and May	4,000
Financial Adviser to AGA	Centerview Partners UK LLP	6,000
Financial Adviser to AGA /Transaction Sponsor	JPMorgan Chase Bank, N.A., Johannesburg Branch J.P. Morgan Equities South Africa Proprietary Limited	6,000
Financial Adviser to AGA	Rothschild and Co South Africa Proprietary Limited
		4,500
Ghanian legal adviser to AGA and NewCo	Bentsi-Enchill, Letsa & Ankomah	250
Independent Expert fee	Barclays Bank PLC	1,070
Independent Reporting Accountant	Ernst & Young Inc.	921
JSE documentation inspection fee and listing fee	JSE	239
Printing, publication and distribution	R&A Strategic Communications/ Broadridge	180
South African legal adviser to AGA and NewCo	Edward Nathan Sonnenbergs Incorporated	1,328
South African registrar, receiving agent fees and postage and transfer secretaries	Computershare	252
Settlement processing fee	Strate	152
South African tax adviser to AGA and NewCo	Bowmans Incorporated	143
Takeover Regulation Panel transaction review fee	TRP	17
Tax advisors (other jurisdictions) to AGA and NewCo	Miscellaneous	592
Legal advisors (other jurisdictions) to AGA and NewCo	Miscellaneous	309
U.S. legal adviser to AGA and NewCo	Cravath, Swaine & Moore LLP	22,251
U.S. Securities and Exchange Commission registration fee	SEC	1,110
Accounting review and advisory fee	PwC	379
GhSE Stock Exchange Fees	GhSE	273
GhSE Arranger and Sponsoring Broker	Stanbic Ghana Limited	250
Media relations	Brunswick	1,000
Miscellaneous	Miscellaneous	3,114
TOTAL		60,000

NewCo has not incurred any preliminary expenses (within the meaning of the JSE Listings Requirements and the Companies Act) over the last 3 (three) financial years.

The estimated transaction costs in respect of the Reorganisation are USD60 million, of which USD13 million was expensed during 2022.

RISK FACTORS

You should carefully consider the following risk factors, in addition to the other information contained in, or incorporated by reference into, this Pre-listing Statement, including the matters addressed in the section entitled “Forward-Looking Statement” of this Pre- listing Statement and in the section entitled “Risk Factors” in the Annual Report. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may adversely affect AGA’s ability to complete or realize the anticipated benefits of the Reorganisation, and may have a material adverse effect on the business, cash flows, financial condition or operating results of NewCo following the implementation of the Reorganisation. The risk factors discussed below are all the risk factors related to the Reorganisation and the ownership of NewCo Ordinary Shares that are currently known to AGA and that could be deemed material. The risk factors discussed below are, however, based on certain assumptions made by AGA, which later may prove to be incorrect or incomplete. You should also read and consider risk factors specific to AGA’s business that will also affect NewCo’s business after the completion of the Reorganisation. These risks are described in Part I, Item 3.D of the Annual Report.

RISKS RELATED TO THE REORGANISATION AND NEWCO ORDINARY SHARES

98.	The Group may fail to realise the expected benefits of the Reorganisation

AGA believes the Reorganisation will enhance the Group’s strategic position, including by broadening the appeal of the Group to North American and international investors which could generate incremental demand and share trading liquidity and improve valuation comparisons with North American industry peers See paragraph 2 (Rationale for the Reorganisation) of this Pre-listing Statement for a discussion of our reasons for the Reorganisation and the benefits we expect to obtain from the Reorganisation. The Group may, however, encounter difficulties in achieving some or all of these anticipated benefits, including due to adverse market conditions or other circumstances outside of the Group’s control, and these anticipated benefits may not materialise. As a result, the Group may incur transaction costs and expenses in connection with the Reorganisation and the NewCo Notes Distribution without achieving the related benefits, which could have an adverse impact on our business.

99.
Whether or not the Reorganisation is implemented, the announcement and pendency of the Reorganisation could cause disruptions in the business of the Group, which could have an adverse effect on its business and financial results.

Whether or not the Reorganisation is implemented, the announcement and pendency of the Reorganisation could cause disruptions in the business of the Group, including by diverting the attention of our management and employee teams, such as those involved in day-to-day operations, toward the completion of the Reorganisation. In addition, the Group has diverted significant management resources in an effort to implement the Reorganisation. If the Reorganisation is not completed, we will have incurred significant transaction expenses, including the diversion of management resources, for which we will have received little or no benefit.

100.	The Reorganisation and NewCo Notes Distribution will trigger transaction costs and expenses and are not expected to result in any significant cost savings or synergies

100.1.
AGA expects the tax costs of implementing the Reorganisation and the NewCo Notes Distribution to be largely tied to factors such as the fair market value of AGAH (which in turn is related to, and driven by factors similar to that which determine, AGA’s market capitalisation) and the ZAR/USD exchange rate, in each case on the Operative Date. Based on current legislation, an assumed market capitalization of AGA of ZAR 186,115 million, an AGA share price of ZAR 444 and a ZAR/USD exchange rate of 18.19, each as of 19 June 2023, these tax costs of implementing the Reorganisation are estimated to be approximately $422 million, consisting primarily of tax costs payable in South Africa and Australia. See paragraph 62 (Tax Consequences of the Reorganisation and the NewCo Notes Distribution for the Group) of this Pre-listing Statement. In the event that the fair market value of AGAH, and the related Group market value, increases between 19 June 2023 and the Operative Date or the ZAR/USD exchange rate weakens, the tax costs of implementing the Reorganisation and the NewCo Notes Distribution will also increase, and any such increase may be significant. However, the Reorganisation and the NewCo Notes Distribution are not expected to result in any significant cost savings or synergies. See paragraph 2 (Rationale for the Reorganisation) of this Pre-listing Statement.

100.2.
Additionally, AGA expects to incur approximately $60 million in transaction expenses in connection with the Reorganisation, which have been and will continue to be paid as incurred. These include professional fees, to comply with South African and English corporate laws, U.S. federal securities laws and other laws, financial advisers’ fees accountants’ fees, filing fees, listing fees, mailing expenses, solicitation fees, transfer agent fees, ADS termination fees, financial printing expenses and other general expenses. A large portion of these expenses will be incurred regardless of whether the Reorganisation is completed.

100.3.
The Group operates in a number of jurisdictions, and is subject to complex tax rules which are subject to change. In addition, the interpretation and application of tax rules by tax authorities and courts in some of the countries in which the Group operates is uncertain and unpredictable. These factors could result in materially higher tax costs of implementing the Reorganisation and the NewCo Notes Distribution than currently anticipated. The Group may also incur additional material transaction costs and expenses that, by their nature, are difficult to estimate accurately at the present time, or our expected transaction costs and expenses could be materially higher than our current estimates. In addition, the expected net benefits associated with the transaction costs and expenses incurred in connection with the Reorganisation and the NewCo Notes Distribution may not be achieved in the near term, or at all.

101.	Failure to timely implement the Reorganisation, or failure to implement the Reorganisation at all, could negatively affect the market price of AGA Ordinary Shares and AGA ADSs.

The completion of the Reorganisation is subject to the fulfilment or, alternatively the waiver (to the extent permitted by applicable law and the Implementation Agreement) of the fulfilment, as the case may be, of the Reorganisation Conditions, including that:

101.1.
the AGAH Sale Special Resolution and the Scheme Special Resolution have been passed by the requisite majorities, as applicable, of AGA Shareholders entitled to vote on the AGAH Sale and the Scheme, respectively, approving each of the AGAH Sale and the Scheme under the Companies Act, and: (a) to the extent required by the Companies Act, the AGAH Sale and the implementation of the Scheme is approved by the High Court of South Africa; and (b) if applicable, AGA has not elected to treat the Scheme Special Resolution as a nullity under the Companies Act;

101.2.
AGA has received no valid demands as contemplated in Section 164(5) to (8) of the Companies Act (whether in relation to the AGAH Sale or the Scheme) which in aggregate represent more than 3.5% (three point five percent) of the voting rights attaching to the AGA Ordinary Shares;

101.3.
the JSE has granted all approvals required for the AGAH Sale and Scheme (such approval being in such form as is customarily issued by the JSE in relation to similar transactions) and the secondary inward listing of the NewCo Ordinary Shares on the Main Board of the JSE and approval of all documentation required by the JSE to be submitted to it in connection with the AGAH Sale, Scheme and such listing;

101.4.
the SEC has made a declaration confirming the effectiveness of the registration statement on Form F-4 and no stop order suspending the effectiveness of such registration statement on Form F-4 is in effect and no proceedings for such purpose are pending before or threatened by the SEC;

101.5.	the NYSE has granted all approvals required for the listing of the NewCo Ordinary Shares on the NYSE, subject to notice of issuance;

101.6.	to the extent required, other regulatory approvals, consents or rulings necessary to implement the Reorganisation have been obtained; and

101.7.
AGA has not, prior to 10:00 a.m. South Africa Standard Time on 29 February 2024 (or such later date that AGA and NewCo may agree to in writing prior to such date) (the “Long Stop Date”), exercised its right to cancel the Implementation Agreement as a result of the occurrence of a Material Adverse Effect.

101.8.
Approval from the South African Reserve Bank (“SARB”), the South African National Treasury and the South African Minister of Finance (collectively, the “South African Authorities”) was obtained on 29 March 2023 subject to certain conditions, including that:

101.8.1.	neither AGA nor any other South African subsidiary of the Group will provide any guarantees in order to enable the Reorganisation;

101.8.2.
NewCo has undertaken to nominate two representatives from South Africa for election by shareholders to the NewCo Board at each annual general meeting for five years following completion of the Reorganisation and to nominate at least one representative from South Africa for election by shareholders to the NewCo Board at each annual general meeting thereafter;

101.8.3.
NewCo has given undertakings of the future economic role it will play in South Africa, including that certain core corporate functions servicing the Group will retain a presence in South Africa and there will be no job losses or effective change to AGA’s current footprint in South Africa as a function of the Reorganisation;

101.8.4.	dividends funded from South African sources and which are due to South African NewCo shareholders will be paid in South Africa; and

101.8.5.
the NewCo Ordinary Shares will be secondary listed on a South African stock exchange and NewCo will maintain a South African register on a South African stock exchange through which the NewCo Ordinary Shares held by South Africans will be held. In connection with the secondary listing of the NewCo Ordinary Shares on a South African stock exchange, the NewCo Ordinary Shares listed on a South African stock exchange will be classified as domestic assets for South African exchange control purposes, all trade and settlement of NewCo Ordinary Shares held by South Africans must take place through the South African stock exchange at market related prices in Rand terms, NewCo must appoint an authorised dealer as defined in accordance with South African regulations to report and manage fund flows due to and raised from South African NewCo shareholders in a manner that does not cause any distortions or volatility to relevant exchange rates and South African NewCo shareholders will be required to hold their NewCo Ordinary Shares on a South African stock exchange unless specific prior approval is obtained from the SARB.

101.9.
At any time prior to 10:00 am South Africa Standard Time on the Long Stop Date, or such other date as is specified in the Implementation Agreement or is agreed between AGA and NewCo, AGA may cancel the Implementation Agreement by means of a written notice to NewCo if a Material Adverse Effect has occurred.

101.10.
Such conditions to AGA’s obligations to complete the Reorganisation may be waived, in whole or in part, to the extent legally permissible, either unilaterally or by agreement of NewCo and AGA. In the event that any such waiver does not require re-solicitation of shareholders, the parties will have the discretion to complete the Reorganisation without seeking further shareholder approval. Conversely, several of the Reorganisation Conditions are not under our control and there can be no assurances regarding the timing of the requisite regulatory approvals or our ability to obtain such approvals on satisfactory terms or at all.

101.11.
In addition, court approval will be required before the AGAH Sale or the Scheme, as applicable, can be implemented if: (a) the AGAH Sale Special Resolution and/or the Scheme Special Resolution was opposed by at least 15% (fifteen percent) of the voting rights that were exercised on such resolution, in which case any AGA Shareholder who voted against such resolution has the automatic right to require AGA to seek court approval; or (b) the court grants leave to a single dissenting AGA Shareholder to seek court approval (even if the AGAH Sale Special Resolution and/ or the Scheme Special Resolution, as applicable, was opposed by less than 15% (fifteen percent) of the voting rights that were exercised on such resolution). In both instances, the court may, among other things, set aside the AGAH Sale Special Resolution and/or the Scheme Special Resolution, as applicable, on the grounds of procedural irregularity or a manifestly unfair result. This process of court approval could substantially delay the implementation of the Reorganisation and, if such approval is denied by the court, could prevent the Reorganisation from being implemented at all.

101.12.
If the Reorganisation is not completed on the expected schedule or at all, trading in AGA Ordinary Shares and in AGA ADSs could be negatively affected. The market prices of AGA Ordinary Shares and AGA ADSs currently and in the period prior to the implementation of the Reorganisation (or failing to complete the Reorganisation) may reflect a market assumption that the Reorganisation will be implemented. If the Reorganisation is not implemented, this could result in a negative perception by the stock market of AGA generally and a decline in the market price of AGA Ordinary Shares and of AGA ADSs.

102.	If a substantial number of AGA Shareholders exercise their appraisal rights, it could have a negative impact on AGA’s cash flows, business plans, results of operations and financial condition

Under South African law, AGA Shareholders who object to the AGAH Sale or the Scheme and do not vote in favour of the AGAH Sale or the Scheme are entitled to assert appraisal rights, which allow them to sell their AGA Ordinary Shares to AGA at the fair value as at the date on which, and the time immediately before, AGA adopted the AGAH Sale Special Resolution and/or the Scheme Special Resolution that gave rise to the AGA shareholder’s rights under Section 164 of the South African Companies Act (the “Fair Value Determination Time”), provided that the dissenting AGA Shareholders strictly comply with the relevant provisions of the Companies Act as described in paragraph 14 (Dissenting AGA Shareholders’ Appraisal Rights)). AGA would be required to make a cash payment to satisfy the dissenting AGA Shareholders’ rights to receive the fair value as at the Fair Value Determination Time of the AGA Ordinary Shares. The fair value of the AGA Ordinary Shares as at the Fair Value Determination Time is determined by AGA or a court, as applicable, and could be more than, the same as or less than the market price of the AGA Ordinary Shares. The implementation of the Reorganisation is subject to the fulfilment of certain conditions precedent, including that the number of AGA Shareholders that give notice objecting to the AGAH Sale or Scheme pursuant to the Companies Act and vote against the AGAH Sale Special Resolution and/or the Scheme Special Resolution, as applicable, does not exceed 3.5% (three point five percent) of all AGA Ordinary Shares. Such condition may be waived by AGA in its sole discretion. Neither NewCo nor AGA can predict the amount of cash that AGA may be required to pay to dissenting AGA Shareholders exercising their appraisal rights. If the number of dissenting AGA Shareholders or the amount of cash required to be paid by AGA is substantial, AGA’s cash flows, business plans, results of operations, and financial condition could be negatively affected.

103.	The value of the NewCo Ordinary Shares may decrease

It is likely that the price of the NewCo Ordinary Shares will fluctuate and may not always accurately reflect the underlying value of NewCo and its subsidiaries. The value of the NewCo Ordinary Shares may decrease. The prices that investors may realise for their holdings of NewCo Ordinary Shares, when they are able to do so, may be influenced by a large number of factors, including the possibility that the market for the NewCo Ordinary Shares is less liquid than for other equity securities and that the prices of the NewCo Ordinary Shares are relatively volatile. In addition, stock markets have in the recent past experienced extreme price and volume fluctuations, which, as well as general economic and political conditions, could have an adverse effect on the market price of the NewCo Ordinary Shares.

104.
Sales of large quantities of NewCo Ordinary Shares, or the perception that these sales may occur or other dilution of the company’s equity, could adversely affect the prevailing market price of the NewCo Ordinary Shares

104.1.
The bulk of the NewCo Ordinary Shares are expected to be held by a relatively small number of investors. According to information available to the company, AGA’s 5 (five) largest shareholders beneficially owned 40.70% (forty point seven percent) and the top 10 (ten) largest beneficially owned 55.64% (fifty five point six four percent) of the AGA Ordinary Shares as at the Last Practicable Date. Upon completion of the Reorganisation, such shareholders are expected to beneficially own the same percentage of NewCo Ordinary Shares as they held of AGA Ordinary Shares immediately prior to the implementation of the Reorganisation (subject to any adjustments to reflect any exercise of appraisal rights as described in paragraph 14 (Dissenting AGA Shareholders’ Appraisal Rights)).

104.2.
Subject to applicable securities laws, holders of the NewCo Ordinary Shares may decide to sell them at any time. As a result, the market price of the NewCo’s securities could fall if large quantities of NewCo Ordinary Shares are sold in the public market, if there is divestment by certain types or groupings of investors, or if there is the perception in the marketplace that such sales could occur.

105.	Fluctuations in the exchange rate of currencies may reduce the market value of the NewCo Ordinary Shares, as well as the market value of any dividends or distributions paid by NewCo

105.1.
NewCo is expected to pay dividends and other distributions, if any, in U.S. Dollars and Rands. As a result, exchange rate movements may affect the Pound and the Ghanaian Cedi value of these dividends, as well as of any other distributions paid by the relevant depositary to holders of the NewCo’s securities. Moreover, since the NewCo Ordinary Shares are denominated in U.S. Dollars, and any dividends to be paid in respect of them are expected to be denominated in U.S. Dollars and Rands, an investment in the NewCo Ordinary Shares by a person whose principal currency is not U.S. Dollars or Rands likely exposes the shareholder or investor to foreign currency risk.

105.2.
Furthermore, unless the rights attaching to or terms of issue of the relevant shares say otherwise, the NewCo Articles will allow for dividends and any other money payable in respect of a share to be paid in any currency at the discretion of the board of directors using an exchange rate selected by the directors for any currency conversions required. If, and to the extent that, NewCo opts to declare dividends and distributions in any currency other than U.S. Dollars, exchange rate movements will affect the U.S. Dollar value of such dividends or distributions. This may reduce the value of NewCo’s securities to investors. Additionally, the market value of NewCo’s securities as expressed in Ghanaian Cedis, U.S. Dollars and Rands will fluctuate in part as a result of foreign exchange fluctuations.

106.	NewCo may not pay dividends or make similar payments to shareholders in the future

106.1.
NewCo will pay cash dividends only if there are sufficient funds available for that purpose. Funds availability depends upon many factors that include the amount of cash available in relation to the Group’s capital expenditure on existing infrastructure and exploration and other projects.

106.2.
Under English law, a public company is entitled to pay a dividend or similar payment to its shareholders only if it has sufficient distributable reserves (on a non-consolidated basis) and if the amount of its net assets is not less than the aggregate of its called-up share capital and un-distributable reserves and if and to the extent that the distribution does not reduce the amount of those assets to less than that aggregate.

106.3.
Given these factors, including the capital and investment needs of the Group, and the NewCo Board’s discretion to declare a dividend (including the amount and timing thereof), cash dividends may not be paid in the future.

107.
U.S. securities laws do not require NewCo to disclose as much information to investors as a U.S. issuer is required to disclose, and investors may receive less information about NewCo than they might otherwise receive from a comparable U.S. company

It is anticipated that, at least initially, NewCo will be subject to the periodic reporting requirements of the SEC and the NYSE that apply to “foreign private issuers”. The periodic disclosure required of foreign private issuers under applicable rules is more limited than the periodic disclosure required of U.S. issuers. For example, NewCo is not required to publish reviewed financial statements and analyses of operating and financial results for the quarters ended 31 March and 30 September each year. If NewCo avails itself of exemptions afforded to foreign private issuers, investors will receive less timely financial reports than they otherwise might receive from a comparable U.S. company or from certain of the company’s peers in the industry. This may have an adverse impact on investors’ ability to make decisions about their investment in NewCo.

108.	The NewCo Ordinary Shares to be received as a result of the Reorganisation have different rights from the AGA Ordinary Shares

Following completion of the Reorganisation, AGA Shareholders will no longer hold AGA Ordinary Shares or AGA ADSs, but will instead beneficially own NewCo Ordinary Shares. NewCo is incorporated under the laws of England and Wales, and AGA is incorporated under the laws of South Africa. As a result, there are important differences between the rights of AGA Shareholders and the rights of NewCo shareholders. As a company incorporated under the laws of England and Wales, NewCo is governed by the laws of England and Wales including the U.K. Companies Act which differs in some material respects from the Companies Act and laws generally applicable to U.S. corporations and shareholders, including, among others, differences relating to the enforceability of certain provisions of the NewCo Articles against beneficial owners of NewCo Ordinary Shares.

109.	The U.K. City Code on Takeovers and Mergers, or the Takeover Code, may apply to NewCo in the future.

109.1.
The City Takeover Code applies, among other things, to an offer for a public company whose registered office is in the United Kingdom (or the Channel Islands or the Isle of Man) and whose securities are not admitted to trading on a regulated market in the United Kingdom (or the Channel Islands or the Isle of Man) if the company is considered by the U.K. Takeover Panel, to have its place of central management and control in the United Kingdom (or the Channel Islands or the Isle of Man). Under the U.K. Takeover Code, the Takeover Panel will determine whether NewCo’s place of central management and control is in the United Kingdom by looking at various factors, including the structure of NewCo’s Board, the functions of the directors of the NewCo Board and where they are resident.

109.2.
Based upon NewCo’s current and intended plans for its directors and the fact that NewCo does not currently intend to list the NewCo Ordinary Shares on a regulated market in the United Kingdom (or the Channel Islands or the Isle of Man), the City Takeover Code will not apply to NewCo immediately following the completion of the Reorganisation. However, if at the time of a takeover offer, the U.K. Takeover Panel determines that NewCo’s place of central management and control is in the United Kingdom, or if NewCo becomes subject to the City Takeover Code as a result of future changes in the NewCo Board’s composition, changes in the U.K. Takeover Panel’s interpretation of the City Takeover Code, or other events which result in NewCo falling within the jurisdiction of the City Takeover Code. NewCo would be subject to a number of rules and restrictions, including but not limited to the following: (a) NewCo’s ability to enter into deal protection arrangements with a bidder would be limited; (b) NewCo might not, without the approval of shareholders, be able to perform certain actions that could have the effect of frustrating an offer, such as issuing shares or carrying out acquisitions or disposals; and (c) NewCo would be obliged to provide equality of information to any competing offerors or bona fide potential offerors.

110.
The NewCo Articles provide that the courts of England and Wales will be the exclusive forum for any proceeding, suit or action other than those arising under the Securities Act or the Exchange Act, and that the federal district courts of the United States will be the exclusive forum for any proceeding, suit or action arising under the Securities Act or the Exchange Act

110.1.
The NewCo Articles provide that any proceeding, suit or action (other than those arising under the Securities Act or the Exchange Act) between (a) a NewCo Shareholder or a beneficial owner (in its capacity as such) and NewCo and/or NewCo’s directors arising out of or in connection with the NewCo Articles or otherwise and/or (b) to the fullest extent permitted by law, NewCo and its directors (in their capacities as such or as employees of NewCo), including all claims made by or on behalf of NewCo against its directors, may only be brought in the courts of England and Wales (the “England and Wales Forum Provision”). The NewCo Articles further provide, that unless NewCo by ordinary resolution consents to the selection of an alternative forum, the federal district courts of the United States of America, will be the exclusive forum for the resolution of any proceeding, suit or action arising under the Securities Act or the Exchange Act (the “U.S. Federal Forum Provision”). Any person or entity purchasing or otherwise acquiring any interest in NewCo shares will be deemed to have notice of and consented to the provisions of the England and Wales Forum Provision and the U.S. Federal Forum Provision in the NewCo Articles, including in particular submission to the jurisdiction of the courts of England and Wales in relation to any proceeding, suit or action (other than those arising under the Securities Act or the Exchange Act), provided, however, that NewCo’s shareholders cannot and will not be deemed to have waived compliance with the U.S. federal securities laws and the rules and regulations thereunder.

110.2.
The England and Wales Forum Provision and the U.S. Federal Forum Provision in the NewCo Articles may impose additional litigation costs on NewCo Shareholders in pursuing any such claims. Additionally, the forum selection clauses in the NewCo Articles may limit the ability of NewCo Shareholders to bring a claim in a judicial forum that they find favourable for disputes with NewCo or its directors, officers or employees, which may discourage the filing of lawsuits against NewCo and its directors, officers and employees, even though an action, if successful, might benefit NewCo Shareholders. In addition, while the Delaware Supreme Court ruled in March 2020 that federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court are “facially valid” under Delaware law, there is uncertainty as to whether other courts, including the courts of England and Wales and other courts within the United .States. will enforce the U.S. Federal Forum Provision. If the U.S. Federal Forum Provision is found to be inapplicable or unenforceable in an action, NewCo may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect NewCo’s results of operations and financial condition. The U.S. Federal Forum Provision may also impose additional litigation costs on NewCo’s Shareholders who assert that the provision is not enforceable or invalid. The courts of England and Wales and the federal district courts of the United States. may also reach different judgments or results than would other courts, including courts where a shareholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favourable to NewCo than NewCo’s shareholders.

111.	You may not be able to obtain or enforce judgments of U.S. courts against NewCo or its directors or officers

NewCo is incorporated under the laws of England and Wales. Some of NewCo’s directors and executive officers are non- residents of the United States and a substantial portion of NewCo’s assets and these non-resident persons will be located outside the United States. As a result, it may not be possible for investors to effect service of process on NewCo or these non-resident persons in the United States or to enforce in the United States judgments obtained in U.S. courts against NewCo or these non-resident persons based on the civil liability provisions of the U.S. securities laws or otherwise. Even if investors are successful in bringing an action of this kind, the laws of England and Wales (or any other applicable jurisdiction) may render them unable to enforce a judgment against NewCo’s assets or the assets of its non-resident directors and executive officers. In addition, NewCo has been advised by counsel that both in original actions and in actions for the enforcement of judgments of U.S. courts based upon certain civil liability provisions under U.S. securities laws, there is doubt as to whether English courts would enforce these civil liabilities.

112.
If NewCo issues additional NewCo Ordinary Shares in the future, the value and voting power of its NewCo Ordinary Shares issued in connection with the Reorganisation may become diluted as more NewCo Ordinary Shares become issued and outstanding

NewCo may undertake additional offerings of NewCo Ordinary Shares or of securities convertible into NewCo Ordinary Shares after the implementation of the Reorganisation. The resulting increase in the number of NewCo Ordinary Shares issued and outstanding, or the possibility of sales of such ordinary shares, may depress the future trading price of NewCo Ordinary Shares after the implementation of the Reorganisation. In addition, if such additional issuances of NewCo Ordinary Shares occur, the voting power of the then existing shareholders of NewCo may be diluted.

113.
As NewCo will be a holding company, its operating results, financial condition and ability to pay dividends or other distributions will be dependent on dividends and other distributions received from its subsidiaries, which may be subject to restrictions

113.1.
Since NewCo will be a holding company, its operating results and financial condition will be dependent on the performance of its operating subsidiaries. Additionally, NewCo’s ability to pay dividends or other distributions in the future will subject to any distributable reserve buffer created by the Capital Reduction depend on the level of dividends and other distributions, if any, received from its operating subsidiaries. The ability of NewCo’s operating subsidiaries to make loans or distributions (directly or indirectly) to NewCo may, from time to time, be restricted as a result of several factors, including restrictions in financing agreements, capital controls or other foreign exchange limitations (other than the South African exchange control limitations that currently impact AGA), the requirements of applicable law and regulatory and fiscal or other restrictions. In addition, NewCo’s right to participate in a distribution of assets upon a subsidiary’s liquidation or reorganisation is subject to all prior claims of the subsidiary’s creditors.

113.2.
Furthermore, NewCo expects that it will guarantee some of the payment obligations of certain subsidiaries from time to time. For example, in connection with the AGAH Sale, NewCo will assume the obligations and covenants of AGA as guarantor of the notes issued by AGAH pursuant to an indenture dated as of 28 April 2010 among AGAH, as issuer, AGA, as guarantor, and The Bank of New York Mellon, as trustee.

113.3.
If earnings and cash flow from operating subsidiaries were substantially reduced for a sufficient length of time, NewCo may not be in a position in the longer term to make distributions to holders of NewCo Ordinary Shares in line with any future announced proposals or at all.

114.	There may not be an active trading market for the NewCo Ordinary Shares, which may have an adverse impact on the value of the NewCo Ordinary Shares

There has been no prior public market for the NewCo Ordinary Shares. Prior to the Operative Date, NewCo will file a listing application to list the NewCo Ordinary Shares on the NYSE and have a secondary inward listing on the JSE. NewCo also intends to apply for listings on the A2X and the GhSE. However, a liquid trading market may not develop or may not be sustained for the NewCo Ordinary Shares. As a result, holders of the NewCo Ordinary Shares may not be able to sell their NewCo Ordinary Shares, or such holders may not be able to sell their NewCo Ordinary Shares for a price that reflects their value.

115.	RISKS RELATED TO AGA’S BUSINESS

You should read and consider risk factors specific to AGA’s business that will also affect NewCo’s business after the completion of the Reorganisation. These risks are described in Part I, Item 3.D of the AGA Annual Report, and in other documents that are incorporated by reference herein.

116.	RISKS RELATED TO TAXATION

116.1.	The U.S. Tax Reorganisation may not qualify as a “reorganization” for U.S. federal income tax purposes

It is intended that, for U.S. federal income tax purposes, the U.S. Tax Reorganisation (as defined below) will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. AGA has received a private letter ruling from the IRS confirming that the U.S. Tax Reorganisation satisfies certain requirements of Section 368(a)(1)(F) of the Code. This ruling is based on certain facts, assumptions and representations provided by AGA and NewCo to the IRS. If any of the facts, assumptions or representations upon which the IRS based its ruling are inconsistent with the actual facts with respect to the U.S. Tax Reorganisation, AGA and its shareholders may not be able to rely on the IRS ruling and the U.S. federal income tax consequences of the U.S. Tax Reorganisation could be adversely affected. If the Conversion or the Election do not happen following the Reorganisation or if the IRS successfully challenges the treatment of the U.S. Tax Reorganisation, adverse U.S. federal income tax consequences may result. Shareholders should consult their own tax advisers regarding the U.S. federal, state and local and non-U.S. and other tax consequences of the U.S. Tax Reorganisation in their particular circumstances (including the possible tax consequences if treatment of the U.S. Tax Reorganisation as a “reorganization” is successfully challenged).

116.2.	There may be potential “Passive Foreign Investment Company” tax considerations for U.S. Shareholders

NewCo would be a “passive foreign investment company”, or a PFIC, for U.S. federal income tax purposes with respect to a U.S. Shareholder (as defined in “Material U.S. Federal Income Tax Consequences”) if for any taxable year in which such U.S. Shareholder held NewCo Ordinary Shares, after the application of applicable “look-through rules” (a) 75% (seventy five percent) or more of NewCo’s gross income for the taxable year consists of “passive income”, or (b) at least 50% (fifty percent) of its assets for the taxable year (averaged over the year and determined based upon value) produce or are held for the production of “passive income”. For this purpose, NewCo will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns at least 25% (twenty five percent) by value of the stock. U.S. persons who own shares of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the dividends they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

While NewCo believes that its shares are not stock of a PFIC for U.S. federal income tax purposes, this conclusion is a factual determination made annually and thus may be subject to change. Moreover, NewCo may become a PFIC in future taxable years if there were to be changes in NewCo’s assets, income or operations. In addition, if AGA were a PFIC or had been a PFIC in the past, the exchange of AGA Ordinary Shares or AGA ADSs for NewCo Ordinary Shares could be taxable to U.S. Shareholders.

116.3.	Issues or Transfers of NewCo Ordinary Shares may be subject to stamp duty or SDRT in the United Kingdom, which would increase the cost of dealing in or issuing further NewCo Ordinary Shares.

Stamp duty and/or SDRT are imposed in the United Kingdom on certain transfers of chargeable securities (which include shares in companies incorporated in the United Kingdom) at a rate of 0.5% (zero point five percent) of the consideration paid for the transfer. Certain issues and transfers of shares to depositary receipt facilities or clearance systems providers are charged at a higher rate of 1.5% (one point five percent).

Pursuant to arrangements that NewCo is expected to enter into with DTC, the NewCo Ordinary Shares are expected to be eligible to be held in book-entry form through the facilities of DTC. Based on our understanding that DTC has not made an election under Section 97A(1) of the Finance Act 1986, transfers of NewCo Ordinary Shares held in book-entry form through DTC should not attract a charge to U.K. stamp duty or SDRT. A transfer of NewCo Ordinary Shares from within the DTC system out of DTC may, and any subsequent transfers on sale of the NewCo Ordinary Shares outside of DTC will generally, subject in each case to the availability of any exemptions or reliefs, be liable to U.K. stamp duty at the rate of 0.5% (zero point five percent) of the amount or value of the consideration payable (rounded up to the nearest multiple of £5) or, in respect of an unconditional agreement to transfer NewCo Ordinary Shares, SDRT at the rate of 0.5% (zero point five percent) of the amount or value of the consideration payable. Any such duty must be paid (and the relevant transfer document stamped by HMRC) before the transfer can be registered in the share register of NewCo. If a NewCo Shareholder decides to redeposit NewCo Ordinary Shares into DTC, the redeposit will likely attract U.K. stamp duty or SDRT at a rate of 1.5% (one point five percent) of the value of the NewCo Ordinary Shares.

NewCo is expected to put in place arrangements with its transfer agent to require that NewCo Ordinary Shares held in certificated form cannot be transferred into the DTC system until the transferor of the NewCo Ordinary Shares has first delivered the shares to a depository specified by NewCo so that U.K. stamp duty or SDRT may be collected in connection with the initial delivery to the depository. Any such NewCo Ordinary Shares will be evidenced by a receipt issued by the depository. Before the transfer can be registered in NewCo’s share register, the transferor will also be required to provide the transfer agent sufficient funds to settle the resultant liability for U.K. stamp duty or SDRT. U.K. stamp duty and SDRT will, where applicable, generally be borne by the purchaser of the relevant NewCo Ordinary Shares.

Following decisions of the European Court of Justice and the U.K. First-tier Tax Tribunal, HMRC announced that it will not seek to apply a charge to U.K. SDRT on the issuance of shares into a depositary receipt facility or clearance service, such as DTC. Following the United Kingdom’s exit from the European Union, HMRC confirmed that the 1.5% (one point five percent) U.K. stamp duty and SDRT charge on the issue (or, where it is integral to the raising of new capital, the transfer) of new shares into a depositary receipt facility or clearance service would remain disapplied under the terms of the European Union (Withdrawal) Act 2018, and that this would remain the position unless stamp taxes on shares legislation is amended. However, it is possible that the United Kingdom may subsequently amend or enact laws applicable to U.K. stamp duty or SDRT, which could have a material adverse effect on the cost of trading in NewCo Ordinary Shares. In particular, on September 22, 2022, the U.K. Government introduced to the House of Commons the Retained EU Law (Revocation and Reform) Bill. Although the bill has since been subject to a number of material amendments, if enacted in its current form without further amendment, the Bill would have the effect that pre-existing EU law rights recognized in litigation would, by default (that is, absent the exercise of a regulation-making power to restate or reproduce such rights in domestic law), cease to be recognized after December 31, 2023. In that eventuality, the 1.5% (one point five percent.) U.K. stamp duty or SDRT charges, which are disapplied in the circumstances set out above, may no longer be disapplied. Were that to be the case, future issues of NewCo Ordinary Shares into a depositary receipt facility or clearance service (such as DTC) may result in a 1.5% (one point five percent.) SDRT charge, which would increase the cost of issuing NewCo Ordinary Shares.

116.4.	If the NewCo Ordinary Shares are not eligible for continued deposit and clearing within the facilities of DTC, then transactions in the NewCo Ordinary Shares may be disrupted

As part of the Reorganisation, NewCo is expected to indemnify DTC for any U.K. stamp duty and/or SDRT that may be assessed upon it as a result of its service as a clearance system provider for the NewCo Ordinary Shares. However, DTC will retain sole discretion to cease to act as a clearance system provider for the NewCo Ordinary Shares at any time. If DTC determines at any time following the Reorganisation that the NewCo Ordinary Shares are no longer eligible for deposit, clearing and settlement services within its facilities, such shares may become ineligible for continued listing on a U.S. securities exchange, and trading in such shares would be disrupted. In such an event, it is expected that DTC will agree to provide NewCo with advance notice and assist NewCo, to the extent possible, with efforts to mitigate adverse consequences. While NewCo would likely pursue alternative arrangements to preserve its listing and maintain trading, any such disruption could have a material adverse effect on the trading price of the NewCo Ordinary Shares.

116.5.
NewCo intends to operate so as to be treated exclusively as a resident of the United Kingdom for tax purposes, but the relevant tax authorities may treat NewCo as also being a resident of another jurisdiction for tax purposes

NewCo is incorporated in the United Kingdom. Current U.K. tax law provides that NewCo will be regarded as being U.K. resident for tax purposes from incorporation and will remain so unless (a) NewCo were concurrently resident of another jurisdiction (applying the tax residence rules of that jurisdiction) that has a double tax treaty with the United Kingdom and (b) there is a tiebreaker provision in that tax treaty which allocates exclusive residence to that other jurisdiction. Based upon NewCo’s anticipated management and organisational structure, NewCo believes that NewCo should be regarded solely as resident in the United Kingdom for tax purposes from NewCo’s incorporation. However, because this analysis is highly factual and may depend on future changes in NewCo’s management and organisational structure, there can be no assurance regarding the final determination of NewCo’s tax residence. Should NewCo be treated as resident in a country or jurisdiction other than the United Kingdom as a result of new facts or changes in applicable law, NewCo could be subject to taxation in that country or jurisdiction on NewCo’s worldwide income and may be required to comply with a number of material and formal tax obligations, including withholding tax and/or reporting obligations provided under the relevant tax law, which could result in additional costs and expenses.

116.6.	AGA may not obtain a clearance from HMRC that an agreement to transfer Entitlements is not subject to SDRT

Trading of AGA Ordinary Shares on the JSE and A2X will be suspended prior to the Spin-Off due to the fact that the JSE and A2X operate a T+3 business day settlement timeframe for trades. Following suspension of trading in the AGA Ordinary Shares, the JSE and A2X will make available for trading Entitlements for 3 (three) business days prior to the Operative Date. AGA intends to seek a clearance from HMRC that an agreement to transfer Entitlements will not be subject to SDRT at a rate of 0.5% (zero point five percent) for the interim period where such Entitlements are available for trading. Shareholders should be aware that HMRC may refuse to provide such a clearance and may take the position that an agreement to transfer Entitlements will be subject to SDRT at a rate of 0.5% (zero point five percent) of any consideration paid. Shareholders should consult their own tax advisers regarding the U.K. SDRT position for their own particular circumstances.

TABLE OF ENTITLEMENTS

The number of NewCo Ordinary Shares to which AGA Shareholders will be entitled is set out below. Scheme Participants shall be entitled to receive 1 (one) NewCo Ordinary Share for every 1 (one) AGA Share as illustrated below:

Number of AGA Shares held before the Reorganisation	Entitlements	Number of AGA Shares held before the Reorganisation
1	1	1
2	2	2
3	3	3
4	4	4
5	5	5
6	6	6
7	7	7
8	8	8
9	9	9
10	10	10

REGISTERED OFFICE OF THE COMPANY
AngloGold Ashanti plc
(previously known as AngloGold Ashanti (UK) Limited)
4th Floor, Communications House
South Street
Staines-upon-Thames, Surrey TW18 4PR
United Kingdom

LEGAL ADVISERS
As to U.S. law	As to English law	As to South African law	As to South African tax law
Cravath, Swaine & Moore LLP (DOS ID Number: 2886667)	Slaughter and May (SRA number: 55388)	Edward Nathan Sonnenbergs Incorporated (Registration No. 2006/018200/21)	Bowman Gilfillan Inc. (Registration No. 1998/021409/21)
CityPoint, One Ropemaker Street, London, EC2Y 9HR, United Kingdom	One Bunhill Row, London, EC1Y 8YY, United Kingdom	The MARC, Tower 1, 129 Rivonia Road, Sandton, Johannesburg, South Africa	11 Alice Lane, Sandton, Johannesburg, South Africa

TRANSACTION SPONSOR	INDEPENDENT REPORTING ACCOUNTANT
J.P. Morgan Equities South Africa Proprietary Limited	Ernst & Young Incorporated
Registration no. 1995/011815/07	Registration No. 2005/002308/21
1 Fricker Road, Illovo, Johannesburg, 2196	EY, 102 Rivonia Road, Sandton, Johannesburg
South Africa	South Africa
(Private Bag X9936, Sandton, 2196, South Africa)

FINANCIAL ADVISER
Rothschild and Co South Africa Proprietary Limited
7th Floor, 144 Oxford,
Johannesburg
South Africa
(PO Box 411332, Craighall, 2024)

FINANCIAL ADVISER	FINANCIAL ADVISER
Centerview Partners UK LLP	JPMorgan Chase Bank, N.A., Johannesburg Branch
Company number OC345806	Registration No. 2001/016069/10
Principal place of business:	1 Fricker Road Illovo, Johannesburg, 2196, South Africa
100 Pall Mall, London, SW1Y 5NQ	(Private Bag X9936, Sandton, 2146, South Africa)
United Kingdom

AngloGold Ashanti plc
(previously known as AngloGold Ashanti (UK) Limited) (Incorporated in England and Wales)
Registration number: 14654651 Ordinary share code: ANG GB00BRXH2664
LEI No.: 2138005YDSA7A82RNU96
(“NewCo” or the “Company”)

www.anglogoldashanti.com